SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet – Liabilities	3
Statement of income	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
01/01/2013 to 06/30/2013	7
01/01/2012 to 06/30/2012	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet – Liabilities	11
Statement of income	13
Statement of comprehensive income (loss)	15
Statement of cash flows	16
Statements of changes in Equity
01/01/2013 to 06/30/2013	17
01/01/2012 to 06/30/2012	18
Statement of value added	19
Comments on performance	20
Notes to interim financial information	61
Comments on Company’s Business Projections	116
Other information deemed relevant by the Company	117
Reports and statements
Report on review of interim financial information	N/A
Management statement of interim financial information	120
Management statement on the report on review of interim financial information	121

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	6/30/2013
Paid-in Capital
Common	435,099
Preferred	0
Total	435,099
Treasury shares
Common	10,600
Preferred	0
Total	10,600

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET – ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER	PRIOR YEAR
		6/30/2013	12/31/2012
1	Total Assets	6,335,527	6,435,206
1.01	Current Assets	2,642,215	2,193,251
1.01.01	Cash and cash equivalents	41,648	95,836
1.01.01.01	Cash and banks	13,894	30,546
1.01.01.02	Short-term investments	27,754	65,290
1.01.02	Short-term investments	221,085	307,704
1.01.02.01	Fair value of short-term investments	221,085	307,704
1.01.03	Accounts receivable	953,242	826,531
1.01.03.01	Trade accounts receivable	953,242	826,531
1.01.03.01.01	Receivables from clients of developments	930,599	804,458
1.01.03.01.02	Receivables from clients of construction and services rendered	22,643	22,073
1.01.04	Inventories	782,995	730,869
1.01.04.01	Properties for sale	782,995	730,869
1.01.07	Prepaid expenses	30,748	40,470
1.01.07.01	Prepaid expenses and others	30,748	40,470
1.01.08	Other current assets	612,497	191,841
1.01.08.01	Non current assets for sale	5,800	14,000
1.01.08.02	Assets for sale from discontinuing operations	427,509	-
1.01.08.03	Others	179,188	177,841
1.01.08.03.01	Others accounts receivable and others	24,708	16,259
1.01.08.03.02	Derivative financial instruments	3,133	5,088
1.01.08.03.03	Receivables from related parties	151,347	156,494
1.02	Non current assets	3,693,312	4,241,955
1.02.01	Non current assets	661,788	638,005
1.02.01.03	Accounts receivable	191,766	237,485
1.02.01.03.01	Receivables from clients of developments	191,766	237,485
1.02.01.04	Inventories	256,590	194,765
1.02.01.09	Others non current assets	213,432	205,755
1.02.01.09.03	Others accounts receivable and others	120,954	119,948
1.02.01.09.04	Receivables from related parties	90,722	80,327
1.02.01.09.05	Derivative financial instruments	1,756	5,480
1.02.02	Investments	2,967,200	3,547,195
1.02.02.01	Interest in associates and affiliates	2,923,664	3,375,772
1.02.02.01.02	Interest in subsidiaries	2,801,482	3,149,641
1.02.02.01.04	Other investments	122,182	226,131
1.02.02.02	Interest in subsidiaries	43,536	171,423
1.02.02.02.01	Interest in subsidiaries - goodwill	43,536	171,423
1.02.03	Property and equipment	16,760	16,908
1.02.03.01	Operation property and equipment	16,760	16,908
1.02.04	Intangible assets	47,564	39,847
1.02.04.01	Intangible assets	47,564	39,847

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

INDIVIDUAL BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER	PRIOR YEAR
		6/30/2013	12/31/2012
2	Total Liabilities	6,335,527	6,435,206
2.01	Current liabilities	1,885,531	1,710,192
2.01.01	Social and labor obligations	37,634	46,901
2.01.01.02	Labor obligations	37,634	46,901
2.01.01.02.01	Salaries, payroll charges and profit sharing	37,634	46,901
2.01.02	Suppliers	60,711	44,484
2.01.02.01	Local suppliers	60,711	44,484
2.01.03	Tax obligations	34,130	27,919
2.01.03.01	Federal tax obligations	34,130	27,919
2.01.04	Loans and financing	516,224	541,060
2.01.04.01	Loans and financing	314,521	356,781
2.01.04.02	Debentures	201,703	184,279
2.01.05	Others obligations	1,177,563	991,258
2.01.05.01	Payables to related parties	603,353	473,214
2.01.05.02	Others	574,210	518,044
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	312,271	246,218
2.01.05.02.05	Other obligations	94,768	90,953
2.01.05.02.06	Payables to venture partners	110,495	110,513
2.01.05.02.07	Obligations assumed on the assignment of receivables	56,676	70,360
2.01.06	Provisions	59,269	58,570
2.01.06.01	Tax, labor and civel lawsuits	59,269	58,570
2.01.06.01.01	Tax lawsuits	363	372
2.01.06.01.02	Labor lawsuits	27,108	18,410
2.01.06.01.04	Civel lawsuits	31,798	39,788
2.02	Non current liabilities	2,000,670	2,180,510
2.02.01	Loans and financing	1,760,449	1,808,593
2.02.01.01	Loans and financing	934,762	818,973
2.02.01.01.01	Loans and financing in local currency	934,762	818,973
2.02.01.02	Debentures	825,687	989,620
2.02.02	Others obligations	107,337	238,194
2.02.02.02	Others	107,337	238,194
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	19,503	34,189
2.02.02.02.04	Other liabilities	38,727	22,047
2.02.02.02.05	Payables to venture partners	14,443	119,535
2.02.02.02.06	Obligations assumed on the assignment of receivables	34,664	62,423
2.02.03	Deferred taxes	63,926	63,926
2.02.03.01	Deferred income tax and social contribution	63,926	63,926
2.02.04	Provisions	68,958	69,797
2.02.04.01	Tax, labor and civel lawsuits	68,958	69,797
2.02.04.01.04	Civel lawsuits	68,958	69,797
2.03	Equity	2,449,326	2,544,504
2.03.01	Capital	2,740,657	2,735,794
2.03.02	Capital Reserves	4,809	35,233
2.03.02.04	Granted options	117,727	108,181
2.03.02.05	Treasury shares	-41,701	-1,731
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.05	Accumulated losses	-296,140	-226,523

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF INCOME (in thousands of Brazilian Reais)

				PRIOR YEAR	YEAR TO DATE FROM
CODE	DESCRIPTION	ACTUAL QUARTER	YEAR TO DATE	QUARTER	PREVIOUS YEAR
		4/1/2013 to 6/30/2013	1/1/2012 to 6/30/2013	4/1/2012 to 6/30/2012	1/1/2012 to 06/30/2012
3.01	Gross Sales and/or Services	297,500	599,767	339,774	652,796
3.01.01	Real estate development and sales and construction services rendered	327,218	656,700	359,851	714,897
3.01.03	Taxes on sales and services	-29,718	-57,003	-20,077	-62,101
3.02	Cost of sales and/or services	-194,200	-428,712	-265,260	-508,740
3.02.01	Cost of real estate development	-194,200	-428,712	-265,260	-508,740
3.03	Gross profit	103,300	171,055	74,514	144,056
3.04	Operating expenses/income	-97,216	-196,541	-43,242	-113,270
3.04.01	Selling expenses	-33,006	-61,555	-28,115	-50,473
3.04.02	General and administrative expenses	-30,105	-60,479	-33,068	-66,059
3.04.05	Other operating expenses	-24,247	-34,470	-6,706	-20,160
3.04.05.01	Depreciation and amortization	-8,317	-14,526	252	-11,216
3.04.05.02	Other operating expenses	-15,930	-19,944	-6,958	-8,944
3.04.06	Equity pick-up	-9,858	-40,037	24,647	23,422
3.05	Income (loss) before financial results and income taxes	6,084	-25,486	31,272	30,786
3.06	Financial	-35,537	-77,650	-51,477	-92,909
3.06.01	Financial income	7,998	15,204	4,941	9,112
3.06.02	Financial expenses	-43,535	-92,854	-56,388	-102,021
3.07	Income before income taxes	-29,453	-103.136	-20,175	-62,123
3.08	Income and social contribution taxes	0	0	6,235	2,986
3.08.01	Current	0	0	6,979	0
3.08.02	Deferred	0	0	-744	2,986
3.09	Income (loss) from continuing operation	-29,453	-103,136	-13,940	-59,137
3.10	Income (loss) from discontinuing operation	15,309	33,519	14,986	28,669
3.10.1	Income (loss) from discontinuing operation	15,309	33,519	14,986	28,669
3.11	Income (loss) for the period	-14,144	-69,617	1,046	-30,468
3.99	Income (loss) per share (Reais)
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	-0.03290	-0.16220	0.00240	-0.07050
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	-0.03290	-0.16220	0.00240	-0.07050

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

				PRIOR YEAR	YEAR TO DATE FROM
CODE	DESCRIPTION	ACTUAL QUARTER	YEAR TO DATE	QUARTER	PREVIOUS YEAR
		4/1/2013 to 6/30/2013	1/1/2012 to 6/30/2013	4/1/2012 to 6/30/2012	1/1/2012 to 06/30/2012
4.01	Income (loss) for the period	-14,144	-69,617	1,046	-30,468
4.03	Comprehensive income (loss) for the period	-14,144	-69,617	1,046	-30,468

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

			YEAR TO DATE FROM
CODE	DESCRIPTION	YEAR TO DATE	PREVIOUS YEAR
		1/1/2013 to 6/30/2013	1/1/2012 to 6/30/2012
6.01	Net cash from operating activities	70,694	289,398
6.01.01	Cash generated in the operations	5,556	-31,222
6.01.01.01	Loss before income and social contribution taxes	-103,136	-62,123
6.01.01.02	Stock options expenses	9,480	11,423
6.01.01.03	Unrealized interest and finance charges, net	7,469	1,361
6.01.01.04	Depreciation and amortization	14,526	11,216
6.01.01.05	Write-off of property and equipment, net	1,761	1,186
6.01.01.06	Provision for legal claims	15,476	14,935
6.01.01.07	Warranty provision	-2,380	1,164
6.01.01.08	Provision for profit sharing	9,799	12,800
6.01.01.09	Allowance for doubtful accounts	-9	5,663
6.01.01.10	Provision for realization of non-financial assets – properties for sale	-393	-9,315
6.01.01.11	Provision for penalties due to delay in construction works	-1,876	-2,433
6.01.01.12	Financial instruments	5,689	-5,186
6.01.01.13	Equity pick-up	40,037	-23,422
6.01.01.14	Provision for realization of non-financial assets – intangible	2,413	11,509
6.01.01.15	Write-off of investments	6,700	0
6.01.02	Variation in Assets and Liabilities	65,408	320,620
6.01.02.01	Trade accounts receivable	-117,873	-8,919
6.01.02.02	Properties for sale	-105,357	156,519
6.01.02.03	Other accounts receivable	-7,751	-6,967
6.01.02.04	Transactions with related parties	235,056	330,660
6.01.02.05	Prepaid expenses	9,722	-32,902
6.01.02.06	Suppliers	16,228	-8,871
6.01.02.07	Obligations for purchase of land and adv. from customers	51,368	-80,665
6.01.02.08	Taxes and contributions	6,211	-19,107
6.01.02.09	Salaries and payable charges	-19,071	2,222
6.01.02.10	Other obligations	-3,125	-11,350
6.02	Net cash from investing activities	65,938	-81,284
6.02.01	Purchase of property and equipment and intangible assets	-23,857	-16,330
6.02.02	Redemption of short-term investments	932,211	258,512
6.02.03	Short-term investments	-845,592	-296,682
6.02.04	Additional investments in subsidiaries	-3,999	-26,784
6.02.05	Received dividends	7,175	0
6.03	Net cash from financing activities	-191,090	-225,722
6.03.01	Capital increase	4,863	2
6.03.02	Loans and financing obtained	423,354	226,599
6.03.03	Payment of loans and financing	-503,802	-336,218
6.03.06	Payables to venture partners	-105,110	-104,780
6.03.07	Loan transactions with related parties	-10,395	-11,325
6.05	Net decrease of cash and cash equivalents	-54,188	-17,608
6.05.01	Cash and cash equivalents at the beginning of the period	95,836	32,226
6.05.02	Cash and cash equivalents at the end of the period	41,648	14,618

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2013 TO 06/30/2013 (in thousands of Brazilian reais)

			Capital reserves,		Retained earnings/	Others
			stock options and		accumulated	comprehensive
CODE	DESCRIPTION	Capital	treasury shares	Profit reserves	losses	income	Total Equity
5.01	Opening balance	2,735,794	35,233	0	-226,523	0	2,544,504
5.03	Opening adjusted balance	2,735,794	35,233	0	-226,523	0	2,544,504
5.04	Capital transactions with shareholders	4,863	-30,424	0	0	0	-25,561
5.04.01	Capital increase	4,863	0	0	0	0	4,863
5.04.03	Realization of granted options	0	9,546	0	0	0	9,546
5.04.04	Acquired treasury shares	0	-39,970	0	0	0	-39,970
5.05	Total of comprehensive loss	0	0	0	-69,617	0	-69,617
5.05.01	Loss for the period	0	0	0	-69,617	0	-69,617
5.07	Closing balance	2,740,657	4,809	0	-296,140	0	2,449,326

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2012 TO 06/30/2012 (in thousands of Brazilian reais)

			Capital reserves,		Retained earnings/	Others
			stock options and		accumulated	comprehensive
CODE	DESCRIPTION	Capital	treasury shares	Profit reserves	deficit	income	Total equity
5.01	Opening balance	2,734,157	16,335	0	-102,019	0	2,648,473
5.03	Opening Adjusted balance	2,734,157	16,335	0	-102,019	0	2,648,473
5.04	Capital transactions with shareholders	2	11,713	0	0	0	11,715
5.04.01	Capital increase	2	0	0	0	0	2
5.04.03	Realization of granted options	0	11,713	0	0	0	11,713
5.05	Comprehensive Income	0	0	0	-30,468	0	-30,468
5.05.01	Loss for the period	0	0	0	-30,468	0	-30,468
5.07	Closing balance	2,734,159	28,048	0	-132,487	0	2,629,720

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

			YEAR TO DATE FROM
CODE	DESCRIPTION	YEAR TO DATE	PREVIOUS YEAR
		1/1/2013 to 6/30/2013	1/1/2012 to 6/30/2012
7.01	Revenues	656,770	714,897
7.01.01	Real estate development, sale and services	656,761	714,897
7.01.04	Allowance for doubtful accounts	9	0
7.02	Inputs acquired from third parties	-418,095	-460,805
7.02.01	Cost of Sales and/or Services	-398,468	-467,983
7.02.02	Materials, energy, outsourced labor and other	-19,627	7,178
7.03	Gross added value	238,675	254,092
7.04	Retentions	-14,526	-11,216
7.04.01	Depreciation, amortization and depletion	-14,256	-11,216
7.05	Net added value produced by the Company	224,149	242,876
7.06	Added value received on transfer	-24,833	32,534
7.06.01	Equity pick-up	-40,037	23,422
7.06.02	Financial income	15,204	9,112
7.07	Total added value to be distributed	199,316	275,410
7.08	Added value distribution	199,316	275,410
7.08.01	Personnel and payroll charges	76,887	90,340
7.08.02	Taxes and contributions	68,948	72,759
7.08.03	Compensation – Interest	123,098	142,779
7.08.04	Compensation – Company capital	-69,617	-30,468
7.08.04.03	Retained losses	-69,617	-30,468

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER	PRIOR YEAR
		6/30/2013	12/31/2012
1	Total Assets	8,492,744	8,714,662
1.01	Current Assets	6,745,681	6,406,346
1.01.01	Cash and cash equivalents	476,749	587,956
1.01.01.01	Cash and banks	110,443	219,453
1.01.01.02	Short-term investments	366,306	368,503
1.01.02	Short-term investments	624,411	979,799
1.01.02.01	Fair value of short-term investments	624,411	979,799
1.01.03	Accounts receivable	2,184,064	2,493,170
1.01.03.01	Trade accounts receivable	2,184,064	2,493,170
1.01.03.01.01	Receivables from clients of developments	2,151,981	2,468,348
1.01.03.01.02	Receivables from clients of construction and services rendered	32,083	24,822
1.01.04	Inventories	1,557,079	1,901,670
1.01.07	Prepaid expenses	47,632	61,685
1.01.07.01	Prepaid expenses and others	47,632	61,685
1.01.08	Other current assets	1,885,746	382,066
1.01.08.01	Non current assets for sale	144,470	139,359
1.01.08.02	Assets for sale from discontinuing operations	1,521,277	0
1.01.08.03	Others	189,999	242,707
1.01.08.03.01	Others accounts receivable	80,058	77,573
1.01.08.03.02	Receivables from related parties	106,808	155,910
1.01.08.03.03	Derivative financial instruments	3,133	9,224
1.02	Non Current assets	1,747,063	2,308,316
1.02.01	Non current assets	1,042,373	1,385,494
1.02.01.03	Accounts receivable	286,913	820,774
1.02.01.03.01	Receivables from clients of developments	286,913	820,774
1.02.01.04	Inventories	469,644	274,034
1.02.01.09	Others non current assets	285,816	290,686
1.02.01.09.03	Others accounts receivable and others	157,294	165,154
1.02.01.09.04	Receivables from related parties	126,766	115,089
1.02.01.09.05	Derivative financial instruments	1,756	10,443
1.02.02	Investments	554,840	646,590
1.02.02.01	Interest in associates and affiliates	554,840	646,590
1.02.02.01.01	Interest in subsidiaries	554,840	646,590
1.02.03	Property and equipment	42,732	46,145
1.02.03.01	Operation property and equipment	42,732	46,145
1.02.04	Intangible assets	107,118	230,087
1.02.04.01	Intangible assets	63,582	58,664
1.02.04.02	Goodwill	43,536	171,423

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER	PRIOR YEAR
		6/30/2013	12/31/2012
2	Total Liabilities	8,492,744	8,714,662
2.01	Current liabilities	2,873,442	2,632,309
2.01.01	Social and labor obligations	62,148	104,585
2.01.01.02	Labor obligations	62,148	104,585
2.01.01.02.01	Salaries, payroll charges and profit sharing	62,148	104,585
2.01.02	Suppliers	101,194	154,763
2.01.02.01	Local suppliers	101,194	154,763
2.01.03	Tax obligations	155,716	222,578
2.01.03.01	Federal tax obligations	155,716	222,578
2.01.04	Loans and financing	872,875	960,333
2.01.04.01	Loans and financing	487,118	613,973
2.01.04.01.01	In Local Currency	487,118	613,973
2.01.04.02	Debentures	385,757	346,360
2.01.05	Others obligations	895,235	1,131,480
2.01.05.01	Paybales to related parties	45,365	129,254
2.01.05.02	Others	849,870	1,002,226
2.01.05.02.01	Minimum mandatory dividends	0	6,279
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	478,054	503,889
2.01.05.02.05	Payables to venture partners	113,396	161,373
2.01.05.02.06	Other obligations	178,657	196,346
2.01.05.02.07	Obligations assumed on assignment of receivables	79,763	134,339
2.01.06	Provisions	59,269	58,570
2.01.06.01	Tax, labor and civel lawsuits	59,269	58,570
2.01.06.01.01	Tax lawsuits	363	372
2.01.06.01.02	Labor lawsuits	27,108	18,410
2.01.06.01.04	Civel lawsuits	31,798	39,788
2.01.07	Liabilities on non current assets for sale and from discontinuing operations	727,005	0
2.01.07.02	Liabilities on assets from discontinuing operations	727,005	0
2.02	Non current liabilities	3,000,844	3,387,465
2.02.01	Loans and financing	2,619,665	2,680,104
2.02.01.01	Loans and financing	1,245,753	1,290,561
2.02.01.01.01	Loans and financing in local currency	1,245,753	1,290,561
2.02.01.02	Debentures	1,373,912	1,389,543
2.02.02	Other obligations	180,397	477,196
2.02.02.02	Others	180,397	477,196
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	54,728	70,194
2.02.02.02.04	Other obligations	57,293	88,709
2.02.02.02.05	Payables to venture partners	14,443	162,333
2.02.02.02.06	Obligations assumed on assignment of receivables	53,933	155,960
2.02.03	Deferred taxes	76,701	80,375
2.02.03.01	Deferred income tax and social contribution	76,701	80,375
2.02.04	Provisions	124,081	149,790
2.02.04.01	Tax, labor and civel lawsuits	124,081	149,790
2.02.04.01.01	Tax lawsuits	1,436	14,298
2.02.04.01.02	Labor lawsuits	38,196	36,665
2.02.04.01.04	Civel lawsuits	84,449	98,827
2.03	Equity	2,618,458	2,694,888

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER	PRIOR YEAR
		6/30/2013	12/31/2012
2.03.01	Capital	2,740,657	2,735,794
2.03.01.01	Capital	2,740,657	2,735,794
2.03.02	Capital Reserves	4,809	35,233
2.03.02.04	Granted options	117,727	108,181
2.03.02.05	Treasury shares	-41,701	-1,731
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.05	Retained earnings/accumulated losses	-296,140	-226,523
2.03.09	Non-controlling interest	169,132	150,384

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

				PRIOR YEAR	YEAR TO DATE FROM
CODE	DESCRIPTION	ACTUAL QUARTER	YEAR TO DATE	QUARTER	PREVIOUS YEAR
		4/1/2013 to 6/30/2013	1/1/2012 to 6/30/2013	4/1/2012 to 6/30/2012	1/1/2012 to 06/30/2012
3.01	Gross Sales and/or Services	640,864	1,148,414	779,779	1,493,883
3.01.01	Real estate development and sales and construction services rendered	704,739	1,253,023	836,601	1,616,214
3.01.03	Taxes on sales and services	-63,875	-104,609	-56,822	-122,331
3.02	Cost of sales and/or services	-497,066	-926,471	-610,459	-1,213,697
3.02.01	Cost of real estate development	-497,066	-926,471	-610,459	-1,213,697
3.03	Gross profit	143,798	221,943	169,320	280,186
3.04	Operating expenses/income	-144,430	-250,762	-133,015	-242,590
3.04.01	Selling expenses	-60,407	-115,627	-56,103	-104,859
3.04.02	General and administrative expenses	-49,599	-102,604	-59,831	-119,731
3.04.05	Other operating expenses	-19,936	-36,162	-35,390	-62,185
3.04.05.01	Depreciation and amortization	-11,022	-20,431	-11,264	-28,165
3.04.05.02	Other operating expenses	-8,914	-15,731	-24,126	-34,020
3.04.06	Equity pick-up	-14,488	3,631	18,309	44,185
3.05	Income (loss) before financial results and income taxes	-632	-28,819	36,305	37,596
3.06	Financial	-33,662	-82,827	-55,963	-96,454
3.06.01	Financial income	16,757	35,688	15,799	28,618
3.06.02	Financial expenses	-50,419	-118,515	-71,762	-125,072
3.07	Income before income taxes	-34,294	-111,646	-19,658	-58,858
3.08	Income and social contribution taxes	-6,992	-13,429	-4,245	-18,049
3.08.01	Current	-5,202	-9,165	-1,813	-11,836
3.08.02	Deferred	-1,790	-4,264	-2,432	-6,213
3.09	Income (loss) from continuing operation	-41,286	-125,075	-23,903	-76,907
3.10	Income (loss) from discontinuing operation	42,473	80,765	32,749	61,051
3.10.01	Income (loss) from discontinuing operation	42,473	80,765	32,749	61,051
3.11	Income (loss) for the period	1,187	-44,310	8,846	-15,856
3.11.01	Income (loss) attributable to the Company	-14,144	-69,617	1,046	-30,468
3.11.02	Net income attributable to non-controlling interests	15,331	25,307	7,800	14,612
3.99	Income (loss) per share (Reais)

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

				PRIOR YEAR	YEAR TO DATE FROM
CODE	DESCRIPTION	ACTUAL QUARTER	YEAR TO DATE	QUARTER	PREVIOUS YEAR
		4/1/2013 to 6/30/2013	1/1/2012 to 6/30/2013	4/1/2012 to 6/30/2012	1/1/2012 to 06/30/2012
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	-0.03290	-0.16220	0.00240	-0.07050
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	-0.03290	-0.16220	0.00240	-0.07050

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

				PRIOR YEAR	YEAR TO DATE FROM
CODE	DESCRIPTION	ACTUAL QUARTER	YEAR TO DATE	QUARTER	PREVIOUS YEAR
		4/1/2013 to 6/30/2013	1/1/2012 to 6/30/2013	4/1/2012 to 6/30/2012	1/1/2012 to 06/30/2012
4.01	Income (loss) for the period	1,187	-44,310	8,846	-15,856
4.03	Consolidated comprehensive income (loss) for the period	1,187	-44,310	8,846	-15,856
4.03.01	Income (loss) attributable to Gafisa	-14,144	-69,617	1,046	-30,468
4.03.02	Net income attributable to the noncontrolling interests	15,331	25,307	7,800	14,612

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

			YEAR TO DATE
CODE	DESCRIPTION	YEAR TO DATE	PRIOR YEAR
		1/1/2013 to 6/30/2013	1/1/2012 to 6/30/2012
6.01	Net cash from operating activities	-41,174	165,242
6.01.01	Cash generated in the operations	-40,247	-14,877
6.01.01.01	Loss before income and social contribution taxes	-111,646	-58,858
6.01.01.02	Stock options expenses	9,545	11,713
6.01.01.03	Unrealized interest and finance charges, net	19,424	10,857
6.01.01.04	Depreciation and amortization	20,431	28,165
6.01.01.05	Write-off of property and equipment, net	5,186	4,745
6.01.01.06	Provision for legal claims	15,238	32,717
6.01.01.07	Warranty provision	-2,440	2,284
6.01.01.08	Provision for profit sharing	17,427	20,386
6.01.01.09	Allowance for doubtful accounts	-2,965	-13,052
6.01.01.10	Provision for realization of non-financial assets – properties for sale	-924	-20,894
6.01.01.11	Provision for penalties due to delay in construction works	-12,098	4,921
6.01.01.12	Financial instruments	5,700	-5,185
6.01.01.13	Equity pick-up	-3,631	-44,185
6.01.01.14	Provision for realization of non-financial assets – intangible	506	11,509
6.01.02	Variation in Assets and Liabilities	-927	180,119
6.01.02.01	Trade accounts receivable	96,826	3,743
6.01.02.02	Properties for sale	-127,903	343,150
6.01.02.03	Other accounts receivable	-23,073	32,229
6.01.02.04	Transactions with related parties	-13,697	54,063
6.01.02.05	Prepaid expenses	13,890	-18,842
6.01.02.06	Suppliers	13,537	40,760
6.01.02.07	Obligations for purchase of land and adv. from customers	24,620	-186,195
6.01.02.08	Taxes and contributions	-17,103	16,339
6.01.02.09	Salaries and payable charges	-39,326	-1,971
6.01.02.10	Other obligations	75,236	-91,320
6.01.02.11	Income tax and social contribution paid	-3,934	-11,837
6.02	Net cash from investing activities	155,486	111,257
6.02.01	Purchase of property and equipment and intangible assets	-37,522	-45,272
6.02.02	Redemption of short-term investments	2,641,860	1,862,966
6.02.03	Short-term investments	-2,450,241	-1,789,459
6.02.04	Short-term Investiments obtained	-3,876	83,022
6.02.05	Received dividends	5,265	0
6.03	Net cash from financing activities	-69,765	-75,377
6.03.01	Capital increase	4,863	2
6.03.02	Loans and financing obtained	948,313	541,826
6.03.03	Payment of loans and financing	-857,622	-481,799
6.03.04	Treasury shares	-39,970	0
	Proceeds from subscription of redeemable equity interest in
6.03.05	securitization fund	-5,089	11,915
6.03.06	Payables to venture partners	-108,583	-143,418
6.03.07	Loans with related parties	-11,677	-3,903
6.05	Net increase of cash and cash equivalents	44,547	201,122
6.05.01	Cash and cash equivalents at the beginning of the period	432,202	69,548
6.05.02	Cash and cash equivalents at the end of the period	476,749	270,670

16

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2013 TO 06/30/2013 (in thousands of Brazilian reais)

			Capital reserves,		Retained earnings/	Others	Total
			stock options and	Profit	accumulated	comprehensive	shareholders’	Non controlling	Total equity
CODE	DESCRIPTION	Capital	treasury shares	reserves	losses	income	equity	interest	consolidated
5.01	Opening balance	2,735,794	35,233	0	-226,523	0	2,544,504	150,384	2,694,888
5.03	Opening adjusted balance	2,735,794	35,233	0	-226,523	0	2,544,504	150,384	2,694,888
5.04	Capital transactions with shareholders	4,863	-30,424	0	0	0	-25,561	-6,559	-32,120
5.04.01	Capital increase	4,863	0	0	0	0	4,863	819	5,682
5.04.03	Realization of granted options	0	9,546	0	0	0	9,546	2,687	12,233
5.04.04	Acquired treasury shares	0	-39,970	0	0	0	-39,970	-3,556	-43,526
5.04.06	Dividends	0	0	0	0	0	0	-6,509	-6,509
5.05	Total of comprehensive income (loss)	0	0	0	-69,617	0	-69,617	25,307	-44,310
5.05.01	Income (loss) for the period	0	0	0	-69,617	0	-69,617	25,307	-44,310
5.07	Closing balance	2,740,657	4,809	0	-296,140	0	2,449,326	169,132	2,618,458

17

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2012 TO 06/30/2012 (in thousands of Brazilian reais)

			Capital reserves,		Retained earnings/	Others	Total
			stock options and	Profit	accumulated	comprehensive	shareholders’	Non controlling	Total equity
CODE	DESCRIPTION	Capital	treasury shares	reserves	deficit	income	equity	interest	consolidated
5.01	Opening balance	2,734,157	16,335	0	-102,019	0	2,648,473	101,621	2,750,094
5.03	Opening Adjusted balance	2,734,157	16,335	0	-102,019	0	2,648,473	101,621	2,750,094
5.04	Capital transactions with shareholders	2	11,713	0	0	0	11,715	-395	11,320
5.04.01	Capital increase	2	0	0			2	4,104	4,106
5.04.03	Realization of granted options	0	11,713		0	0	11,713	1,614	13,327
5.04.04	Acquired treasury shares	0	0	0	0	0	0	-1,973	-1,973
5.04.05	Dividends	0	0	0	0	0	0	-4,140	-4,140
5.05	Comprehensive Income (loss)	0	0	0	-30,468	0	-30,468	14,611	-15,857
5.05.01	Income (loss) for the period	0	0	0	-30,468	0	-30,468	14,611	-15,857
5.07	Closing balance	2,734,159	28,048	0	-132,487	0	2,629,720	115,837	2,745,557

18

(A free translation from the original in Portuguese into English)
Quarterly information – 06/30/2013 – Gafisa S.A.

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

			YEAR TO DATE
CODE	DESCRIPTION	YEAR TO DATE	FROM PRIOR YEAR
		1/1/2013 to 6/30/2013	1/1/2012 to 6/30/2012
7.01	Revenues	1,253,023	1,616,214
7.01.01	Real estate development, sale and services	1,172,116	1,475,494
7.01.04	Allowance for doubtful accounts	80,907	140,720
7.02	Inputs acquired from third parties	-828,843	-1,039,994
7.02.01	Cost of sales and/or services	-856,704	-1,136,231
7.02.02	Materials, energy, outsourced labor and other	27,861	96,237
7.03	Gross added value	424,180	576,220
7.04	Retentions	-20,431	-28,165
7.04.01	Depreciation, amortization and depletion	-20,431	-28,165
7.05	Net added value produced by the Company	403,749	548,055
7.06	Added value received on transfer	39,319	72,803
7.06.01	Equity pick-up	3,631	44,185
7.06.02	Financial income	35,688	28,618
7.07	Total added value to be distributed	443,068	620,858
7.08	Added value distribution	443,068	620,858
7.08.01	Personnel and payroll charges	156,633	257,470
7.08.02	Taxes and contributions	167,770	191,319
7.08.03	Compensation – Interest	188,282	202,537
7.08.03.01	Interest	188,282	202,537
7.08.04	Compensation – Company capital	-69,617	-30,468
7.08.04.03	Retained losses	-69,617	-30,468

19

Gafisa

Grandes ideias para viver bem

Earnings Release | 2Q13

GAFISA GROUP REPORTS RESULTS FOR 2Q13

--- 2Q13 sales of R$554 mm exceeded launches of R$461 mm and increased q-o-q ---

--- Sequential improvement in SoS on higher gross sales and fewer dissolutions ---

--- 1H13 unit deliveries represented 30% of guidance midpoint ---

--- Sale of 70% Stake in Alphaville to Blackstone and Pátria ---

IR Contact Info

Luciana Doria Wilson

Stella Hae Young Hong

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

2Q13 Conference Call

August 12, 2013

> 8am US EST

In English (simultaneous translation from Portuguese)

+ 1-516-300-1066 US EST

Code: Gafisa

> 9am Brasilia Time

In Portuguese

+55-11-3728-5971

+55-11-3127-4971 (Brazil)

Code: Gafisa

Replay:

+55-11-3127-4999 (EUA)

Code: 89231355

+55-11-3127-4999 (Brazil)

Code: 70360883

Webcast: www.gafisa.com.br/ir

Shares

GFSA3– Bovespa

GFA – NYSE

Total Outstanding Shares:

435,099,535[1]

Average daily trading volume (90 days2): R$61.8 million

1)      Including 599,486 treasury shares

2)      Up June 30, 2013

FOR IMMEDIATE RELEASE - São Paulo, August 09, 2013 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the second quarter ended June 30, 2013.

Duilio Calciolari, Chief Executive Officer, said: “The agreement reached with private equity funds Blackstone and Pátria to sell the majority share marks the completion of the strategic review of Alphaville operations that began in September 2012.

Management went ahead with the transaction because we believe that the partial sale of Alphaville is the best strategy to unlock the significant value created by Gafisa since it acquired the community development company back in 2006. We are also confident that it is the approach that will generate the highest returns for shareholders over the long term.

The association with Blackstone and Pátria means a partnership with the biggest, and one of the best, real estate funds in the world. This partnership will realize Alphaville’s full potential and also create opportunities for future collaboration.

Furthermore, by retaining a 30% stake in Alphaville, Gafisa will be engaged in the brand’s business and share in profit generation. The structure agreed upon will enable Gafisa, after 4 years, to either remain a holder or sell its share in an eventual IPO.

Upon completion of the transaction, Gafisa’s capital structure will be much stronger. This will not only reduce interest rates but also reinforce our balance sheet. The resources will be used to reduce indebtedness and to maintain liquidity at a level on par with the volume of current operations. The use of resources will in future reflect leverage levels considered healthy by the Company, considering its long business cycle.

In the last two years, the Group has undertaken a series of actions to simplify its operations, including reducing the geographic scope of Gafisa and Tenda and revising processes. We will continue to restructure the Company’s operations, maintaining our focus on the Gafisa brand’s operations, while at the same time delivering legacy projects at Tenda and expanding the brand’s profitability under its new business model.

Management’s sharpened focus on these two business segments will result in much higher efficiencies, seeking to create future returns for shareholders.

The homebuilding sector possesses long business cycles, so changes take some time to be reflected in the financial results. However rather than pursue short term growth, we strongly believe that it is more important to build sustainable foundations that generate profit and value over the long term.”

2

21

CONSOLIDATED  FINANCIAL RESULTS – INCLUDING ALPHAVILLE RESULTS AS HELD FOR SALE

 ▲    Gafisa’s 2Q13 consolidated results classify Alphaville assets as held for sale. This reflect the impending sale of a 70% stake to Blackstone and Pátria.(1)

 ▲    Net revenue recognized by the “PoC” method was R$641 million in the second quarter, compared to R$508 million in the 1Q13 and R$780 million in the 2Q12.

 ▲    Gross profit was R$144 million compared to R$78 million in the 1Q13 and R$169 million in the 2Q12.

 ▲    Adjusted EBITDA was R$94 million, compared to R$58 million in the 1Q13 and R$129 million in the 2Q12. The adjusted EBITDA margin reached 14.7%, compared to 11.4% in the 1Q13 and 16.5% in the 2Q12. For comparison purposes, considering the pro forma result with Alphaville consolidated EBITDA margin was 13.8% versus 10.0% in the 1Q13.

 ▲    Second quarter net loss was R$14 million compared with a net loss of R$55 million in the 1Q13 and net income of R$1 million in the 2Q12. The results on the partial sale of Alphaville to Blackstone and Pátria are not reflected in the consolidated earnings. The nonrecurring gain will be recognized upon on closing.

 ▲    At June 30, 2013, the Company had approximately R$1.1 billion in cash. The net debt to equity ratio reached 96% in the second quarter of 2013.

 ▲    Excluding project finance, the net debt/equity ratio was 28%.

 ▲    Proceeds from the sale of Alphaville are not reflected in the balance for 2Q13. The transaction is expected to be concluded until October 2013, at which point the proceeds will reduce debt.

 ▲    Fitch upgraded Gafisa’s rating outlook from “Negative” to “Stable”.

CONSOLIDATED  OPERATING  RESULTS  INCLUDING ALPHAVILLE OPERATIONAL RESULTS

 ▲    Launches totaled R$461 million in the 2Q13, a 50% sequential increase compared to the 1Q13. Y-o-Y launches decreased 16%. The result represents 26% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is in keeping with seasonally lower launches in the first half.

 ▲    Pre-sales totaled R$554 million in the 2Q13, a 154% increase over the 1Q13 and a 12% decrease compared to the 2Q12. Sales from launches represented 47% of the total, while sales from inventory comprised the remaining 53%.

 ▲    Sales speed of launches reached 44% in the 2Q13 and 52% in the 1H13. Sales over supply reached 13%, compared to 16% in the 2Q12, on higher gross sales and a lower volume of dissolutions.

 ▲    Inventory at market value increased R$71 million to R$3.6 billion from R$3.5 billion in the 1Q13.

 ▲    The Group delivered 4,673 units in the 1H13.

Note: The assets and liabilities of Alphaville were presented in single lines in assets and liabilities, as "Assets / Liabilities held for sale". On a consolidated basis, all assets were reclassified to assets held for sale in current assets, including our remaining 10% in Alphaville. The balance sheets for prior periods are not restated and therefore are not comparable." We present below the balances pro-forma 1Q13 and 2Q12 for informational purposes and comparability. The income statement for June 30, 2012 was restated considering the effects of deconsolidation of Alphaville. The result was presented in Alphaville results specifies named "Result from discontinued operations.”

22

Recent Events	05
Gafisa Group Key Numbers	08
Consolidated Numbers for the Gafisa Group	09
Gafisa Segment	10
Tenda Segment	14
Alphaville Segment	19
Income Statement	21
Revenues	21
Gross Profit	22
Selling, General and Administrative Expenses	22
EBITDA	24
Net Income	24
Backlog of Revenues and Results	25
Balance Sheet	26
Cash and Cash Equivalents	26
Accounts Receivable	26
Inventory	26
Liquidity	27
Covenant Ratios	28
Outlook	29
Group Gafisa Consolidated Income Statement	30
Group Gafisa Consolidated Balance Sheet	31
Cash Flow	33
Glossary	40

4

23

RECENT EVENTS

Updated Status of Alphaville

On June 7, Gafisa announced it had signed an agreement to sell a majority stake in Alphaville Urbanismo S.A., the leading urban community development company in Brazil, Gafisa will retain the remaining 30% ownership of the brand post the conclusion of the sale transaction expected until October, 2013. The nonrecurring expected inflow of R$1.4 billion from the cash sale, effect on the equity and level of leverage are not reflected in the 2Q13 results. The transaction is expected to conclude until October. Thereafter, Gafisa’s net debt to equity will decrease from the 96% reported at the end of the 2Q13 to approximately 54%, based on unaudited pro-forma data for the period.

On the same date, Gafisa entered into an agreement with Alphaville’s founding partners to complete the purchase of the outstanding 20% stake in Alphaville, for a total consideration of R$367 million, ending the arbitration process. Subsequently, on July 3rd, 2013, Gafisa announced the liquidation of the purchase of the remaining stake.

Completion of the sale to Blackstone and Pátria is subject to closing conditions customary for a transaction of this nature and is expected to occur in the second half of the year.

Classification of Assets as Held for Sale with the Retention of Associate Non-Controlling Interest

Given the impending sale of a 70% stake in Alphaville and associated transfer of operations to the buyer, these assets have been classified as held for sale. These adjustments are designed to bring Brazilian accounting standards in line with international practices. The effect of disposal transactions on the ongoing operations for the current and comparative prior periods are summarized below. The income statement for June 30, 2012 was restated considering the effects of deconsolidation of Alphaville. Alphaville’s result were classified as "Results from discontinued operations". The financial statements of prior periods (1Q13, 2Q12 and 1H12) were disclosed on a comparable basis.

Table 1. Statement of Comprehensive Income for the 1H13 post Classification of Assets as Held for Sale

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y(%)
Net Operating Revenue	640,864	507,550	26%	779,779	-18%	1,148,414	1,493,883	-23%
Operating Costs	(497,066)	(429,405)	16%	(610,459)	-19%	(926,471)	(1,213,697)	-24%
Gross profit	143,798	78,145	84%	169,320	-15%	221,943	280,186	-21%
Operating Expenses
Selling Expenses	(60,407)	(55,220)	9%	(56,103)	8%	(115,627)	(104,859)	10%
General and Administrative Expenses	(49,599)	(53,005)	-6%	(59,831)	-17%	(102,604)	(119,731)	-14%
Other Op. Revenues / Expenses	(8,914)	(6,817)	31%	(24,126)	-63%	(15,731)	(34,020)	-54%
Depreciation and Amortization	(11,022)	(9,409)	17%	(11,264)	-2%	(20,431)	(28,165)	-27%
Equity Income	(14,488)	18,119	-180%	18,309	-179%	3,631	44,185	-92%
Operating results	(632)	(28,187)	-98%	36,305	-102%	(28,819)	37,596	-177%
Financial Revenues	16,757	18,931	-11%	15,799	6%	35,688	28,618	25%
Financial Expenses	(50,419)	(68,096)	-26%	(71,762)	-30%	(118,515)	(125,072)	-5%
Loss Before Taxes on Income	(34,294)	(77,352)	-56%	(19,656)	74%	(111,646)	(58,858)	90%
Deferred Taxes	(1,790)	(2,474)	-28%	(2,431)	-26%	(4,264)	(6,212)	-31%
Income Tax and Social Contribution	(5,202)	(3,963)	31%	(1,813)	187%	(9,165)	(11,836)	-23%
Loss After Taxes on Income	(41,286)	(83,789)	-51%	(23,903)	73%	(125,075)	(76,909)	63%
Discontinued Operations
Profit for the period from discontinued operations[1]	42,473	38,292	11%	32,749	30%	80,765	61,051	32%
Minority Shareholders	15,331	9,976	54%	7,800	97%	25,307	14,612	73%
Net Loss from Continued Operations	(14,144)	(55,473)	-75%	1,046	-1453%	(69,617)	(30,470)	128%

5

24

RECENT EVENTS

Classification of Assets as Held for Sale with Retention of Associate non-controlling Interest

The assets and liabilities of Alphaville were presented in single lines in assets and liabilities, as "Assets / Liabilities held for sale". On a consolidated basis, all assets were reclassified to assets held for sale in current assets, including our remaining 10% in Alphaville. The balance sheets for prior periods are not restated and therefore are not comparable." We present below the balances pro-forma 1Q13 and 2Q12 for informational purposes and comparability.

Table 2. Pro-Forma Balance Sheet for the 1Q13 and 2Q12 (Gafisa + Tenda) and IFRS impact

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y
Current Assets	6,745,681	6,803,809	-1%	6,773,255	0%
Cash and cash equivalents	1,101,160	1,146,029	-4%	834,284	32%
Receivables from clients	2,184,064	2,174,751	0%	2,915,513	-25%
Properties for sale	1,557,079	1,576,361	-1%	1,516,187	3%
Assets held for sale	1,521,277	1,519,978	0%	1,108,518	37%
Other	382,101	386,690	-1%	398,753	-4%
Long-term Assets	1,042,373	1,013,904	3%	1,056,950	-1%
Receivables from clients	286,913	345,566	-17%	521,874	-45%
Properties for sale	469,644	395,369	19%	329,276	43%
Other	285,816	272,969	5%	205,800	39%
	704,690	714,490	-1%	746,168	-6%
Intangible and Property and Equipment	149,850	224,122	-33%	218,246	-31%
Investments	554,840	490,368	13%	527,922	5%
Total Assets	8,492,744	8,532,203	0%	8,576,373	-1%
Current Liabilities	2,873,442	2,919,004	-2%	3,041,630	-6%
Loans, financing, investor obligations	986,271	1,017,010	-3%	1,401,104	-30%
Materials and service suppliers	101,194	106,356	-5%	120,188	-16%
Obligations asset held for sale	727,005	769,882	-6%	535,162	36%
Other	1,058,972	1,025,756	3%	985,176	7%
Long-term Liabilities	3,000,844	2,968,656	1%	2,789,187	8%
Loans, financing, investor obligations	2,634,108	2,585,095	2%	2,188,622	20%
Other	366,736	383,561	-4%	600,565	-39%
Shareholders' Equity	2,618,458	2,644,543	-1%	2,745,556	-5%
Shareholders' Equity	2,449,326	2,489,357	-2%	2,629,720	-7%
Non controlling interests	169,132	155,186	9%	115,836	46%
Liabilities and Shareholders' Equity	8,492,744	8,532,203	0%	8,576,373	-1%

6

25

RECENT EVENTS

1H13 Official Numbers Reported to 1H13 Unaudited Reconciliation

The consolidated financial statements and unaudited pro forma financial information presented to exclude the operation classification as held for sale Alphaville.The unaudited pro forma condensed consolidated financial statements present financial information excluding the classification of Alphaville operations as held for sale. The unaudited consolidated financial information presented is for informational purposes only. We present in the tables below, the income statement and the balance sheet excluding the effects of the adjustments made in the last two quarters given the adoption of CPCs 18, 19, 36 and 31.

Figure 3. Pro-Forma Income Statement for the 1H13 and IFRS impact

R$000	Official 1H13	Adjustments		Pro-Forma 1H13
	Amounts posted 30.06.13	Impact of adopting CPC 18(R2), 19 (R2) and CPC 36 (R3)	Impact of adopting CPC 31	Excluding the impact of the effects mentioned
Net Operating Revenue	1,148,414	89,792	394,772	1,632,978
Operating Costs	(926,471)	(82,549)	(201,967)	(1,210,988)
Gross profit	221,943	7,243	192,804	421,990
Gross Margin (%)	19.3%			25.6%
OPEX	(250,762)	(14,815)	(90,065)	(355,642)
Equity Income	3,631	(6,880)	3,249	0
Net Interest Income	(82,827)	8,345	(14,629)	(89,111)
Income Tax and Social Contribution	(13,429)	(1,016)	(7,344)	(21,789)
Minority Shareholders	(25,307)	243	(0)	(25,064)
Results Descontinued Operations	80,765	0	(80,765)	0
Net Loss from Continued Operations	(69,617)	0	0	(69,617)
EBITDA	151,690			189,201
Margin EBITDA (%)	13.2%			12.3%

Figure 4. Pro-Forma Balance Sheet for the 1H13 (excluding the classification of Alphaville operations as held for sale)

R$000	Official 1H13	Adjustments		Pro-Forma 1H13
	Amounts posted 30.06.13	Impact of adopting CPC 18(R2), 19 (R2) and CPC 36 (R3)	Impact of adopting do CPC 31	Excluding the impact of the effects mentioned
Current Assets	6,745,681	769,575	(631,039)	6,884,207
Cash and cash equivalents	1,101,160	128,859	185,529	1,415,548
Receivables from clients	2,184,064	385,801	396,157	2,966,022
Properties for sale	1,557,079	333,060	276,427	2,166,566
Assets held for sale	1,521,277	0	(1,521,277)	0
Other	382,101	(78,145)	32,125	191,611
Long-term Assets	1,042,373	(12,963)	452,409	1,481,819
Receivables from clients	286,913	61,198	393,550	741,661
Properties for sale	469,644	(30,578)	46,294	485,360
Other	285,816	(43,583)	12,565	254,246
	704,690	(561,390)	178,630	321,930
Intangible and Property and Equipment	149,850	28,563	143,517	321,930
Investments	554,840	(589,953)	35,113	0
Total Assets	8,492,744	195,222	0	8,687,966
Current Liabilities	2,873,442	103,748	(293,425)	2,683,765
Loans, financing, investor obligations	986,271	114,990	123,136	1,224,397
Materials and service suppliers	101,194	14,504	55,720	171,418
Obligations assets held for sale	727,005	0	(727,005)	0
Other	1,058,972	(25,746)	254,724	1,287,950
Long-term Liabilities	3,000,844	94,237	293,425	3,388,506
Loans, financing, investor obligations	2,634,108	56,583	159,680	2,850,371
Other	366,736	37,654	133,745	538,135
Shareholders' Equity	2,618,458	(2,763)	0	2,615,695
Shareholders' Equity	2,449,326	0	0	2,449,326
Non controlling interests	169,132	(2,763)	0	166,369
Liabilities and Shareholders' Equity	8,492,744	195,222	0	8,687,966

7

26

KEY NUMBERS FOR THE GAFISA GROUP

Table 5. Operating and Financial Highlights – (R$000, unless otherwise specified)

	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y	1H13	1H12	Y-o-Y
Launches (%Gafisa)	461,043	307,553	50%	546,519	-16%	768,596	1,010,259	-24%
Launches (100%)	519,546	391,690	33%	579,856	-10%	911,237	1,147,902	-21%
Launches, units (%Gafisa)	2,138	1,617	32%	1,182	81%	3,755	2,465	52%
Launches, units (100%)	2,530	2,003	26%	1,426	77%	4,533	3,093	47%
Contracted sales (%Gafisa)	553,639	218,281	154%	630,295	-12%	771,919	1,038,532	-26%
Contracted sales (100%)	627,326	255,929	145%	729,452	-14%	883,255	1,236,665	-29%
Contracted sales, units (% Gafisa)	2,670	831	221%	1,629	64%	3,501	2,130	64%
Contracted sales, units (100%)	3,030	1,076	182%	2,055	47%	4,106	2,954	39%
Contracted sales from Launches (%co)	262,411	76,276	244%	299,084	-12%	338,687	522,027	-35%
Sales over Supply (SoS) %	13.4%	5.9%	750bps	16.1%	-270bp	17.8%	24.0%	-620bp
Completed Projects (%Gafisa)	636,681	172,590	269%	1,195,783	-47%	809,271	2,302,590	-65%
Completed Projects, units (%Gafisa)	3,373	1,300	159%	6,032	-44%	4,673	12,197	-62%

Consolidated Land bank (R$)	20,538,260	20,509,519	0%	15,398,446	33%	20,538,260	15,398,446	33%
Potential Units	99,181	108,305	-8%	63,146	57%	99,181	63,146	57%
Number of Projects / Phases	136	134	1%	121	12%	136	121	12%
Including Alphaville results as held for sale
Net revenues	640,864	507,550	26%	779,779	-18%	1,148,414	1,493,883	-23%
Gross profit	143,798	78,145	84%	169,320	-15%	221,943	280,186	-21%
Gross margin	22.4%	15%	704bps	22%	72bps	19,3%	18,8%	57 bps
Adjusted Gross Margin ¹	28.1%	22%	28%	27%	3%	25%	24%	6%
Adjusted EBITDA ²	93,921	57,769	63%	128,612	-27%	151,690	215,992	-30%
Adjusted EBITDA margin ²	14.7%	11.4%	327 bps	16.5%	-184 bps	13.2%	14.5%	-125 bps
Results assets held for sale	(42,473)	(38,292)	-11%	(32,749)	-30%	(80,765)	(61,051)	-32%
Adj. EBITDA margin ² Pro-forma	13.9%	10.2%	372 bps	15.3%	-147 bps	12.3%	13.8%	-154 bps
Adjusted Net (loss) profit ²	6,071	(40,836)	-115%	14,379	-58%	-34,765	-4,144	739%
Adjusted Net margin ²	0.9%	-8.0%	899bps	2%	-90bps	-6,1%	-2,0%	-402 bps
Net (loss) profit	(14,144)	(55,473)	-75%	1,046	-1453%	(69,617)	(30,468)	128%
EPS (loss) (R$)	(0.0333)	(0.1282)	949bps	0.0024	-357bps	-0.1622	-0.0705	130%
Number of shares ('000 final)	424,499	432,630	-2%	432,272	-2%	424,499	432,272	-2%
Pro-Forma[5]
Revenues to be recognized	2,148,090	2,313,333	-7%	3,392,309	-39%	2,148,090	3,392,309	-39%
Results to be recognized ³	708,634	763,694	-7%	1,088,719	-43%	708,634	1,088,719	-43%
REF margin ³	33%	33%	-1bps	32%	91bps	33%	32%	91bps
Pro-Forma[5]
Net debt and investor obligations	2,519,219	2,456,076	3%	2,755,442	-9%	2,519,219	2,755,442	-9%
Cash and cash equivalent	1,101,160	1,146,029	-4%	834,284	32%	1,101,160	834,284	32%
Equity	2,449,326	2,489,357	-2%	2,629,720	-7%	2,449,326	2,629,720	-7%
Equity + Minority shareholders	2,618,458	2,644,543	-1%	2,745,556	-5%	2,618,458	2,745,556	-5%
Total assets	8,492,744	8,532,203	0%	8,576,373	-1%	8,492,744	8,576,373	-1%
(Net debt + Obligations) / (Equity + Min)	96%	93%	340bps	100%	-422bps	96%	100%	-422bps
Note: Unaudited Financial Operational data
1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638
4) Note: during 1Q12, Tenda land bank was readjusted to focus on core regions, 2Q12 all remaining non-strategic land bank were excluded Nm = not meaningful
5) Pro-forma – Gafisa + Tenda

27

CONSOLIDATED DATA FOR THE GAFISA GROUP

Consolidated Launches

Second-quarter 2013 launches totaled R$461 million, a 50% sequential increase, and a 16% reduction compared to the 2Q12. The first-half result represents 26% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion. 11 projects/phases were launched across 5 states in the 1H13, with Gafisa accounting for 39% of the PSV of launches, Alphaville 42% and Tenda the remaining 19% in terms of PSV.

Table 6. Consolidated Launches (R$ 000)

Launches	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa Segment	215,910	83,029	160%	465,900	-54%	298,939	680,590	-56%
Alphaville Segment	212,077	110,828	91%	80,619	163%	322,905	329,669	-2%
Tenda Segment	33,056	113,696	-71%	0	0%	146,752	0	0%
Total	461,043	307,553	50%	546,519	-16%	768,596	1,010,259	-24%

Consolidated Pre-Sales

Second-quarter 2013 consolidated pre-sales totaled R$554 million, a 154% increase compared to the previous quarter, and a 12% decrease versus the 2Q12. Sales from launches represented 47% of the total, while sales from inventory comprised the remaining 53% posted in the 2Q13.

Table 7. Consolidated Pre-Sales (R$ 000)
Pre-sales	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa Segment	216,911	101,116	115%	456,383	-52%	318,027	773,085	-59%
Alphaville Segment	166,887	110,380	51%	158,184	6%	277,267	340,161	-18%
Tenda Segment	169,841	6,785	2403%	15,728	980%	176,626	-74,715	336%
Total	553,639	218,281	154%	630,295	-12%	771,919	1,038,532	-26%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 13%, compared to 6% in the 1Q13, due to improvement in gross sales and a lower volume of dissolutions in the period. Y-o-Y sales speed decreased to 13% from 16%, given the lower volume of launches and higher volume of dissolutions. The consolidated sales speed of launches reached 44%.

Table 8. Gafisa Group Sales over Supply (SoS)

Launches	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa Segment	9.8%	5.0%	480 bps	19.6%	-980 bps	13.7%	29.2%	-1550 bps
Alphaville Segment	15.8%	12.0%	380 bps	21.6%	-580 bps	23.8%	37.3%	-1350 bps
Tenda Segment	20.0%	0.9%	1910 bps	1.8%	1820 bps	20.6%	-9.8%	3040 bps
Total	13.4%	5.9%	750 bps	16.1%	-270 bps	17.8%	24.0%	-620 bps

Results by Brand

Table 9. Main Operational & Official Financial Numbers - Contribution by Brand – 1H13

	Gafisa (A)	Tenda (B)	Alphaville (C)	(A) + (B) + (C)
Deliveries (PSV R$mn)	475,033	293,856	49,204	818,094
Deliveries (% contribution)	58%	36%	6%	100%
Deliveries (units)	1,728	2,526	419	4,673
Launches (R$mn)	298,939	146,752	322,905	768,596
Launches (% contribution)	39%	19%	42%	100%
Launches (units)	534	1,260	1,961	3,755
Pre-sales	318,027	176,626	277,267	771,919
Pre-Sales (% contribution)	41%	23%	36%	100%
Revenues (R$mn)[1]	741,644	406,769	0	1,148,413
Revenues (% contribution)	65%	35%	0%	100%
Gross Profit (R$mn) [1]	211,833	10,110	0	221,943
Gross Margin (%)	28.6%	2.5%	0%	19.3%
EBITDA (R$mn)	102,241	(31,318)	80,767	151,690
EBITDA Margin (%)	13.8%	-7,7%	30%	13.2%
EBITDA (% contribution)	67.4%	-20.6%	53.2%	100.0%

Note: 1. Alphaville results are consolidated as held for sale

9

28

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$500,000.

Gafisa Segment Launches

Second-quarter launches reached R$216 million and included 2 projects/phases concentrated in São Paulo, 160% higher than the R$83 million in the previous quarter.

Table 10. Launches by Market Region Gafisa Segment (R$ million)

%Gafisa - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa	São Paulo	215,910	83,029	160%	465,900	-54%	298,939	680,590	-56%
	Rio de Janeiro	-	-	0%	-	0%	-	-	0%
	Other	-	-	0%	-	0%	-	-	0%
	Total	215,910	83,029	160%	465,900	-54%	298,939	680,590	-56%
	Units	369	165	124%	655	-44%	534	1,065	-50%

Table 11. Launches by unit price Gafisa Segment (R$ million)

%Gafisa - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa	≤R$500K	-	0	0%	34,211	-100%	-	96,310	-100%
R$500K - R$750K		215.910	83,029	160%	296,723	-27%	298,939	296,723	1%
	>R$750K	-	0	0%	134,966	-100%	-	287,557	-100%
	Total (R$)	215,910	83,029	160%	465,900	-54%	298,939	680,590	-56%

Gafisa Segment Pre-Sales

Second-quarter gross pre-sales totaled R$355 million, a 21% increase compared to the 1Q13. Net pre-sales totaled R$217 million in the 2Q13, a 52% decrease compared to the 2Q12 and a 115% increase Y-o-Y. Units launched during the same year represented 35% of total sales, while sales from inventory accounted for the remaining 65%. In the 2Q13, sales velocity was 9.8%, compared to 5.0% in the 1Q13, and 19.6% in the 2Q12. The sales velocity of Gafisa launches was 37%.

In the same period, the volume of dissolutions was R$138 million, a 28% sequential decrease. It is worth highlighting that, of the dissolutions of the period, 45% refer to completed units and 35% to units in non-core markets. Ex-dissolutions, sales velocity of the Gafisa segment in the 2Q13 reached 15%. Of the 923 cancelled units that returned to inventory, around 32% were already resold in the 1H13.

Table 12. Pre-Sales by Market Region Gafisa Segment (R$ million)

%co - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa	São Paulo	170,360	108,364	57%	387,970	-56%	278,724	631,752	-56%
	Rio de Janeiro	31,246	25,234	100%	60,484	-48%	75,609	114,916	-34%
	Other	15,305	(32,482)	-88%	7,929	93%	(36,306)	26,418	-237%
	Total	216,911	101,116	115%	456,383	-52%	318,027	773,085	-59%
	Units	405	195	107%	848	-52%	600	1,495	-60%

Table 13. Pre-Sales by unit Price Gafisa Segment (R$ million)

%co - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa	≤ R$500K	49,039	11,489	327%	86,749	-43%	60,528	188,092	-68%
R$500K - R$750K		101.559	35,754	184%	146,075	-30%	137,313	217,587	-37%
	> R$750K	66,313	53,873	23%	223,559	-70%	120,186	367,406	-67%
	Total	216,911	101,116	115%	456,383	-52%	318,027	773,085	-59%

Table 14. Pre-Sales by unit Price Gafisa Segment (# units)

%co - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa	≤ R$500K	163	90	80%	317	-49%	253	670	-62%
R$500K - R$750K		185	64	190%	284	-35%	249	448	-45%
	> R$750K	57	41	39%	247	-77%	98	377	-74%
	Total	405	195	107%	848	-52%	600	1.495	-60%

10

29

Gafisa Vendas (Internal Sales)

During the 2Q13, Gafisa Sales, an independent unit of the Company based in Sao Paulo and Rio de Janeiro that is focused on the sale of inventory, accounted for 55% of total gross sales posted. Gafisa Sales currently has a dedicated team of 400 highly trained consultants, combined with the strength of online sales.

Gafisa Segment Delivered Projects

The Company has implemented stricter controls to ensure the timely delivery of projects within budget. The planning and audit area is responsible for the verification and control of the execution of projects and reports directly to Gafisa’s segment CEO. During the first half of 2013, Gafisa delivered 10 projects/phases and 1,728 units. The tables below list the products delivered in the 1H13:

Table 15. Delivered Projects Gafisa Segment (1H13)

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	Estação Sorocaba	feb/13	2009	Rio de Janeiro - RJ	100%	86	38,995
Total	1Q13					86	38,995
Gafisa	Portal da Vila	apr/13	2010	São José dos Campos - SP	100%	152	39,673
Gafisa	Igloo Vila Olímpia	may/13	2010	São Paulo - SP	80%	96	28,690
Gafisa	Global Offices	may/13	2009	Rio de Janeiro - RJ	100%	160	33,875
Gafisa	Manhattan Square - SOHO	may/13	Up to 2008	Salvador - BA	50%	272	48,402
Gafisa	London Ville	jun/13	2009	Barueri - SP	100%	200	70,507
Gafisa	Jardim dos Girassóis	jun/13	2010	São Paulo - SP	50%	300	44,254
Gafisa	Jardim das Orquídeas	jun/13	2010	São Paulo - SP	50%	200	43,734
Gafisa	Parque Barueri - Fase II	jun/13	2010	Barueri - SP	100%	171	47,399
Gafisa	Quintas do Pontal	jun/13	Up to 2008	Rio de Janeiro - RJ	100%	91	79,505
Total	2Q13					1,642	436,038
Total	1H13					1,728	475,733

Tabela 16 - Gafisa Segment Delivered Projects and Concluded Transfers (1H13 x 1H12)

	2Q13	1Q13	Q-o-Q	2T12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
PSV (Transferred)[1]	208,467	226,270	-7.9%	294,235	-29.1%	434,736	505,697	-14.0%

Delivered Projects	9	1	800.0%	10	-10.0%	10	23	-56.5%
Delivered Units	1,642	86	1809.3%	1,311	25.2%	1,728	2,715	-36.4%
PSV Deliveries[2]	436,038	38,995	1018.2%	583,882	-25.3%	475,033	699,715	-32.1%

Note: 1. PSV refers to the potencial sales vales of units transferred to financial institutions. 2. PSV refers to the potencial sales value of the deliverd units.

Projects Launched in the Gafisa Segment

The following table displays Gafisa Segment projects launched during the 1H13:

Table 17. Projects Launched during Gafisa Segment (1H13)

Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 30/06/13	Sales 30/06/13
1Q13
Today Santana	mar/13	São Paulo - SP	100%	165	83,029	17%	14,234
Total 1Q13				165	83,029	17%	14,234
2Q13
Go Maracá	jun/13	São Paulo - SP	100%	129	72,096	17%	12,330
Follow	jun/13	São Paulo - SP	100%	240	143,814	58%	83,345
Total 2Q13				369	215,910	44%	95,675
Total 1H13				534	298,939	37%	109,909

Note: The VSO refers to contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

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The Gafisa’s segment land bank of approximately R$6.1 billion is composed of 58 different projects/phases located exclusively on core market regions, equivalent to more than 13 thousand units. In line with our strategy, 31% of our land bank was acquired through swaps – which require no cash obligations. During the first half of the year, Gafisa expanded its landbank to support future growth activity with acquisitions totaling R$1.0 billion in potencial sales value.

Table 18. Land Bank Gafisa Segment – as of 2Q13

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	4,848,595	25%	24%	1%	9,693	11,125
Rio de Janeiro	1,253,746	55%	55%	0%	1,980	2,028
Total	6,102,341	31%	31%	1%	11,672	13,152

Table 19. Adjusted EBITDA Gafisa Segment (R$000)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Net profit	(14,688)	(40,493)	-64%	(12,223)	20%	(55,181)	(34,634)	59%
(+) Financial result	35,563	52,097	-32%	57,643	-38%	87,660	98,242	-11%
(+) Income taxes	3,460	2,915	19%	1,671	107%	6,375	11,391	-44%
(+) Depreciation and Amort.	8,558	6,486	32%	7,391	16%	15,044	22,016	-32%
(+) Capitalized interest	20,510	22,075	-7%	28,068	-27%	42,585	56,552	-25%
(+) Stock option plan expenses	4,851	4,628	5%	5,389	-10%	9,479	11,423	-17%
(+) Minority shareholders	(983)	(2,738)	-64%	(3,536)	-72%	(3,721)	(10,152)	-63%
Adjusted EBITDA	57,271	44,970	27%	84,403	-32%	102,241	154,838	-34%
Net revenues	374,360	367,284	2%	506,386	-26%	741,644	926,643	-20%
Adjusted EBITDA margin	15%	12%	305bps	17%	-137bps	14%	17%	-292bps

Updated Status of the Turnaround Strategy

Gafisa remains focused with its narrowed geographical focus on the key markets regions, São Paulo and Rio de Janeiro. Moreover, the delivery of legacy projects is proceeding according to plan and is expected to be substantially completed by year-end. Currently there are three remaining legacy projects scheduled for delivery in the second half of the year.

Given the high volume of deliveries in the second half of 2012, Gafisa brand registered a higher volume of sales cancellations in the 1H13. In the same period, the volume of dissolutions was R$329 million (58% in 1Q13), of which 44% refer to completed units and 34% to units in non-core markets. Ex-dissolutions, sales velocity of the Gafisa segment in 1Q13 reached 13.2%. Out of the cancelled units, around 33% were already resold in the quarter (SP 40% resold, RJ 56% resold and other markets 21% resold). Throughout the year, we will work to resell the remaing units.

Tabela 20. Gross Pre-Sales and Sales Cancellations 2011 to 1H13 (R$ mil) – Gafisa Segment by Market Region

	FY 2011	1Q12	2Q12	3Q12	4Q12	FY 2012	1Q13	2Q13	1H13
SP+ RJ
Gross Pre-Sales	2,333,974	340,477	519,648	453,055	543,915	1,857,094	244,389	291,258	535,647
Sales Cancellations	(288,933)	(42,264)	(71,194)	(122,727)	(75,181)	(311,365)	(126,771)	(89,652)	(216,423)
Net Pre-Sales	2,045,041	298,213	448,454	330,328	468,734	1,545,729	117,618	201,606	319,224
Other Markets
Gross Pre-Sales	196,399	27,257	55,142	45,502	55,578	183,479	48,300	63,328	111,628
Sales Cancellations	(61,351)	(8,768)	(47,213)	(47,840)	(25,860)	(129,681)	(64,801)	(48,023)	(112,824)
Net Pre-Sales	135,048	18,489	7,929	(2,338)	29,718	53,798	(16,501)	15,305	(1,196)
Total
# units	14,286	3,157	2,984	2,202	2,509	10,852	1,700	1,172	2,872
Gross Pre-Sales	2,530,373	367,734	574,790	498,556	599,493	2,040,574	292,689	354,585	647,274
Sales Cancellations	(350,284)	(51,032)	(118,407)	(170,566)	(101,041)	(441,047)	(191,572)	(137,674)	(329,246)
Net Pre-Sales	2,180,089	316,702	456,383	327,990	498,452	1,599,527	101,117	216,911	318,028

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The Company maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 65% of total sales in the 1H13. The market value of Gafisa inventory, which represents 56% of total inventory, was stable at R$2.0 billion at the end of the 2Q13. Inventory launched outside of strategic markets comprised R$325 million, or 16% of the total inventory. In the same period, the inventory of finished units for the segment totaled R$287 million or 17% of the total. Of this amount, the inventory of projects launched out of the strategic markets totaled R$ 192 million, or 2/3 of the total inventory composed by finished units, compared to 41% in the previous year.

Table 21. Inventory at Market Value 2Q13 x 1Q13 (R$ mn) – Gafisa Segment breakdown by Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	1,182,753	215,910	71,482	(241,841)	61,406	1.289.709	9%
Rio de Janeiro	396,539	-	18,170	(49,416)	27,270	392.563	-1%
Others	341,829	-	48,023	(63,328)	-986	325.537	-5%
Total Gafisa	1,921,120	215,910	137,674	(354,585)	87,690	2.007.810	5%
	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 2Q13
Gafisa	128,800	551,740	782,175	258,319	286,776	2,007,810

Note: 1) BoP beginning of the period – 1Q13. 2) EP end of the period – 2Q13.  3) % Change 2Q13 versus 1Q13. 4)  2Q13 sales velocity. 5) projects cancelled during the period.

The sales speed for this inventory remains lower than that of sales within core markets, São Paulo and Rio de Janeiro, and the sale of non-core inventory is expected to be completed in 2014.

It is worth mentioning that, while the projects launched in Sao Paulo and Rio de Janeiro keep performing well, the segment’s gross margin continues to be impacted by the resolution of legacy projects. During the 1H13, the contribution of legacy projects in total revenues for the segment Gafisa was 8% versus 18% in 2012 and 20% in 2011. This should result in more normalized profitability characteristics from 2014 onwards. Excluding these projects, the gross margin would have been 35%.

Chart 2. Gross Margin by Market Region (2011-1H13)                Chart 3. Net Revenues – Breakdown by Market Region

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TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$100,000 and R$130,000

Tenda Segment Launches

Throughout 2012, Tenda implemented corrective actions focused on improving the execution and delivery of existing and in-progress developments. During that period, the Company deliberately halted the launch of Tenda units to establish control over the financial and operational construction cycle so that sustainable profitable growth could be resumed.

Having achieved control of the operational and financial cycle in 2012, the Tenda brand resumed launches in the 1H13. Second-quarter launches totaled R$33 million and included 1 project/Phase, Itaim Paulista Life. The brand accounted for 7% percent of second quarter consolidated launches.

Table 22. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Tenda	São Paulo	33,056	67,755	-51%	0	0%	100,811	0	0%
	Rio de Janeiro	0	0	0%	0	0%	0	0	0%
	Minas Gerais	0	0	0%	0	0%	0	0	0%
	Northeast	0	45,941	-100%	0	0%	45,941	0	0%
	Others	0	0	0%	0	0%	0	0	0%
	Total	33,056	113,696	-71%	0	0%	146,752	0	0%
	Units	240	1,020	-76%	0	0%	1,260	0	0%

Table 23. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Tenda	≤ MCMV	33,056	113,696	-71%	0	0%	146,752	0	0%
	> MCMV		0	0%	0	0%	0	0	0%
	Total	33,056	113,696	-71%	0	0%	146,752	-	0%

Note: mn = not meaningful

Tenda Segment Pre-Sales

Second-quarter net pre-sales totaled R$170 million. Sales from units launched during the same period represented 17% of total gross contracted sales of R$328 million. Sales from inventory accounted for the remaining 83%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent upon the ability to pass mortgages onto financial institutions, and sales are conditional on the ability of transfer the mortgage to financial institutions. Out of 1H13 launches totalling R$147 million, within Tenda’s new business model, sales of R$69 million were registered (47% of total), of which R$27 million were already transferred and R$42 million are in the transfer process of being transferred financial institutions.

In the 2Q13, sales velocity (sales over supply) was 20.0%, compared to 0.9% in the 1Q13, due to the decrease in dissolutions and the sales performance of launches in the period. The sales velocity of Tenda launches was 47% during the 1H13.

Table 24. Pre-Sales (Dissolutions) by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Tenda	São Paulo	43,569	13,016	235%	2,852	1428%	56,585	(44,709)	-227%
	Rio de Janeiro	32,444	16,607	95%	10,628	205%	49,051	10,437	370%
	Minas Gerais	11,714	(15,491)	-176%	(30,185)	-139%	(3,777)	(62,990)	-94%
	Northeast	23,253	10,214	128%	10,150	129%	33,467	(10,479)	-419%
	Others	58,862	(17,561)	-435%	22,283	164%	41,301	33,026	25%
	Total	169,841	6,785	2403%	15,728	980%	176,626	(74,715)	-336%
	Units	1,429	165	764%	64	2144%	1,595	-843	-289%

Note: 1 PoC – Percentage of completion method. Negative numbers are related to dissolutions

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Table 25. Pre-Sales (Dissolutions) by unit Price Tenda Segment (R$ million)

%Tenda - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Tenda	≤ MCMV	140,602	36,191	288%	21,461	555%	176,793	(75,298)	-335%
	> MCMV	29,239	(29,406)	-199%	(5,733)	-610%	(167)	583	-129%
	Total	169,841	6,785	2403%	15,728	980%	176,626	-74,715	-336%

Table 26. Pre-Sales (Dissolutions) by unit Price Tenda Segment (# units)

%Tenda - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Tenda	≤ MCMV	1,273	316	303%	95	1,242%	1,589	(846)	-288%
	> MCMV	156	(151)	-204%	-31	-601%	5	3	57%
	Total	1,429	165	764%	64	2,144%	1,595	-843	-289%

Tenda Segment Operations

In the 2Q13, Tenda transferred around 2.631 units to financial institutions, equating to 5,352 units transferred in the 1H13.

Tenda Segment Delivered Projects

During the 1H13, Tenda delivered 18 projects/phases and 2,526 units, representing 36% of the mid-range of full-year delivery guidance of 6,500 to 7,500 units for the brand.

Table 27 - Delivered Projects Tenda Segment (1H13)

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
	Parma Tower	Feb	2009	Belo Horizonte - MG	100%	36	4,434
	Espaço Engenho Life I	Mar	Up to 2008	Rio de Janeiro - RJ	100%	80	7,290
	Brisa do Parque III	Mar	2010	São José dos Campos - SP	100%	105	12,285
	Fit Cristal	Mar	Up to 2008	Porto Alegre - RS	80%	154	19,008
	Germânia F1C	Mar	2010	São Leopoldo - RS	100%	100	10,280
	Igara Life	Mar	2010	Canoas - RS	100%	240	21,494
	Valle Verde Cotia VII	Mar	2011	Cotia - SP	100%	80	9,600
Total 1Q13						795	84,391
	Espaço Engenho Life II	Apr	Up to 2008	Rio de Janeiro - RJ	100%	79	6,646
	Residencial Papa Joao XXIII	May	Up to 2008	Cachoeirinha - RS	100%	96	16,072
	São Matheus Life	May	Up to 2008	Duque de Caxias - RJ	100%	144	15,849
	Vila Allegro	May	Up to 2008	Salvador - BA	100%	300	57,170
	Parque Baviera Life - F3A (Bl 14 a 21)	Jun	Up to 2008	São Leopoldo - RS	100%	160	12,084
	Residencial Napoli	Jun	Up to 2008	Poá - SP	100%	120	8,823
	Pendotiba Life	Jun	Up to 2008	São Gonçalo - RJ	100%	160	12,070
	Parque Green Village Duo	Jun	2009	Aparecida de Goiânia - GO	100%	176	15,800
	Villagio do Jockey I	Jun	Up to 2008	São Paulo - SP	100%	180	13,988
	Fit Giardino	Jun	2009	Caxias - RS	70%	148	31,916
	Residencial Guaianazes Life	Jun	2010	São Paulo - SP	100%	168	19,047
Total 2Q13						1,731	209,466
Total 1H13						2,526	293,856

Table 28. Projects Launched (2Q13) - Tenda Segment

Project	Date	Local	Units (%co)	% co	PSV (%co)	% sold	Sales
Novo Horizonte – Turíbio	Mar	Osasco - SP	100%	580	67,755	78%	52,613
Vila Cantuária	Mar	Camaçari - BA	100%	440	45941	22%	10,135
Tenda Total 1Q13				1,020	113,696	55%	62,748
Itaim Paulista Life I	May	São Paulo - SP	100%	240	33,056	18%	5,793
Tenda Total 2Q13				240	33,056	18%	5,793
Tenda Total 1H13				1,260	146,752	47%	68,541

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Table 29. Land Bank Tenda Segment (2Q13)

	PSV - R$million (% Tenda)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	613,797	14%	14%	0%	5,200	5,200
Rio de Janeiro	292,207	1%	1%	0%	2,517	2,517
Nordeste	596,837	22%	22%	0%	5,589	5,589
Minas Gerais	372,117	65%	41%	24%	3,161	3,161
Total	1,874,958	28%	21%	7%	16,467	16,467

Table 30. Adjusted EBITDA Tenda

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Net profit	(26,012)	(43,853)	-41%	(12,413)	110%	(69,865)	(43,143)	62%
(+) Financial result	(1,901)	(2,931)	-35%	(1,680)	13%	(4,832)	(1,787)	170%
(+) Income taxes	3,532	3,521	0%	2,575	37%	7,053	6,658	6%
(+) Depreciation and Amortization	2,464	2,923	-16%	3,873	-36%	5,387	6,149	-12%
(+) Capitalized interest	15,664	11,519	36%	14,692	7%	27,183	20,915	30%
(+) Stock option plan expenses	33	33	0%	145	-77%	66	290	-77%
(+) Minority shareholders	396	3,294	-88%	4,270	-91%	3,690	11,025	-67%
Adjusted EBITDA	(5,824)	(25,494)	-77%	11,462	-151%	(31,318)	107	-29,369%
Net Revenues	266,504	140,265	90%	273,393	-3%	406,769	567,239	-28%
Adjusted EBITDA Margin	-2.19%	-18.18%	1,599bps	4.19%	-638bps	-7.70%	0.02%	-772bps

Updated Status of the Turnaround Strategy

The brand resumed launches in the 1Q13 under a new business model in the markets of São Paulo and Bahia. Ensuing sales are contingent on the ability to transfer mortgages to financial institutions. Accordingly, all first-half sales have either already been transferred or are in the process of being transferred to financial institutions.

Chart 4. Tenda New Launches Under Fundamentals

Launches 1H13	Novo Horizonte	Vila Cantuária	Itaim Paulista Life

Launches	mar-13	mar-13	may-13
PSV Launches (R$ mil)	67,755	45,941	33,056
# Units Launched	580	440	240
% PSV Units Sold¹	77.7%	22.1%	26.5%
% Units Transferred²	37.6%	8.0%	0.0%

Project
	Osasco - SP	Camaçari - BA	São Paulo – SP
¹In July 2013, the % of units sold reached 92% (Novo Horizonte), 29% (Vila Cantuária) and 28% (Itaim Paulista Life).
²In July, the % of units trasferred was 62% (Novo Horizonte), 17% (Vila Cantuária) and 0% (Itaim Paulista Life).

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Dissolutions decreased by 32% as compared to 1Q13 and the Gafisa Group is experiencing positive demand for these units. During the 2Q13, sales cancellations declined to R$158 million from R$467 million in the 4Q11. Of the 2,503 units that had sales cancellations at Tenda business and returned to inventory, 61% have already been resold.

Table 31. Sales Cancellation – Tenda Segment (4Q11-2Q13)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13
New Launches						113,696	33,056
Gross Pre-Sales	0	0	0	0	0	13,656	57,011
Dissolutions	0	0	0	0	0	-	(2,126)
Net Pre-Sales	0	0	0	0	0	13,656	54,885
Legacy Projects
Gross Pre-Sales	248,241	249,142	344,855	293,801	287,935	225,646	270,677
Dissolutions	(467,000)	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(155,722)
Net Pre-Sales	(218,759)	(90,443)	15,728	30,050	(29,653)	(6,871)	114,956
Total
Dissolutions units	4,444	3,157	2,984	2,202	2,509	1,700	1,172
Gross Pre-Sales	248,241	249,142	344,855	293,801	287,935	239,302	327,689
Dissolutions	(467,000)	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(157,848)
Net Pre-Sales	(218,759)	(90,443)	15,728	30,050	(29,653)	6,785	169,841

Tenda is on track to complete the delivery of legacy projects and is dissolving contracts with non-eligible clients in order to sell these units to qualified customers. Tenda`s financial cycle is sound. The average time was halved to 7 months in the 2Q13, from 14 months in the same period last year.

Chart 5. Tenda`s Financial Cycle

Note: Tenda’s financial cycle (Average time between the sales, transffering and registering the contracts with the financial institucions) of new launches is around 4 months in the 2Q13.

The run-off of legacy projects, which comprise 18 construction sites down from 84 sites in the prior year, is on schedule and expected to substantially conclude in 2014. The run-off of Tenda legacy projects, expected to be substantially concluded in 2013, includes around 11,500 units to be delivered or 23 construction sites, down from 84 sites in the prior year. The Company expects 51% of these deliveries to occur in 2013, and the remaining 49% to take place in 2014.

Table 32. Run-off of Tenda Legacy Projects - Construction Sites Under Development and Units to be Delivered (4Q11-2Q13)

	4Q11	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	2015
# of sites	112	84	23	20	15	15	12	4	2	2	1
# of units	30,944	14,055	12,324	11,529	8,114	5,650	4,513	2,036	1,020	1,020	500

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Tenda inventory was valued at R$680 million at the end of 2Q13, compared to R$773 million at the end of 1Q13.

Table 33. Inventory at Market Value 2Q13 x 1Q13 – Tenda Segment Breakdown by Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	130,867	33,056	32,160	(75,729)	13,284	133,639	2%
Rio de Janeiro	115,727	-	21,743	(54,343)	6,229	89,356	-23%
Minas Gerais	81,948	-	45,625	(57,339)	506	70,740	-14%
Northeast	104,355	-	10,609	(33,706)	4,843	86,101	-17%
Others	340,095	-	47,711	(106,572)	18,631	299,864	-12%
Total Tenda	772,992	33,056	157,848	(327,689)	43,492	679,699	-12,1%
MCMV	522,146	33,056	87,187	(224,254)	(46,744)	371,390	-28.9%
> MCMV	250,847	-	70,661	(103,435)	90,236	308,309	22.9%

Note: 1) BoP beginning of the period – 1Q13. 2) EP end of the period – 2Q13.  3) % Change 2Q13 versus 1Q13. 4)  2Q13 sales velocity. 5) projects cancelled during the period

The overall decline in inventory balances reflects the volume of healthy sales achieved.

Table 34. Run-off of Tenda Legacy Projects - Inventory at Market Value (4Q11-2Q13)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13
New Launches	0	0	0	0	0	101,132	86,611
Finished units	0	0	0	0	0	-	-
Under Construction	0	0	0	0	0	101,132	86,611
Legacy Projects	932,503	915,036	838,261	764,589	826,671	671,860	593,088
Finished units	43,397	72,404	76,872	63,728	211,924	279,037	303,520
Under Construction	889,105	842,632	761,389	700,861	614,747	392,823	289,568
Total	932,503	915,036	838,261	764,589	826,671	772,992	679,699
Finished units	43,397	72,404	76,872	63,728	211,924	279,037	303,520
Under Construction	889,105	842,632	761,389	700,861	614,747	493,955	376,180

37

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000

The profitability of Alphaville’s operations continues to maintain the high level amid ongoing strong demand for the brand’s high quality products. Due to delays in the receipt of necessary licenses, expected to take place in the 3Q13, we launched Ponta Grossa, Sergipe e Terras Alphaville Resende projects in Rio de Janeiro, was launched in the 1H13. During the second quarter, 1500 units were concluded and will be delivered in the 3Q13, upon the receipt of the required documentation of deliveries.

Alphaville Segment Launches

Second-quarter launches totaled R$212 million, a 163% increase compared to 2Q12, and included 3 projects/phases across 3 states. The brand accounted for a 42 percent share of the 1H13 consolidated launches, up from 33% percent a year ago.

Table 35. Launches by Alphaville Segment (R$ million)

%co - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Alphaville		212,077	110,828	91%	80,619	163%	322,905	329,669	-2%
	Total	212,077	110,828	91%	80,619	163%	322,905	329,669	-2%
	Units	1,529	432	254%	527	190%	1,961	1,400	40%

Table 36. Launches by unit price Alphaville Segment - (R$ million)

%co - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Alphaville	≤ R$200K;	212,077	49,725	326%	80,619	163%	261,802	80,619	225%
	> R$200K; ≤ R$500K	0	61,103	-100%	-	0%	61,103	249,050	-75%
	> R$500K	0	0	0%	-	0%	-	-	0%
	Total	212,077	110,828	91%	80,619	163%	322,905	329,669	-2%

Alphaville Pre-Sales

Second-quarter pre-sales reached R$167 million, a 51% increase compared to the first quarter of 2013 and a 6% increase y-o-y. During the 1H13, the residential lots segment’s share of consolidated pre-sales increased to 36% from 33% in the 1H12. In the 2Q13, sales velocity (sales over supply) was 15.8%, compared to 12.0% in the 1Q13. During the 1H13, sales velocity from launches was 21.6%. Sales from launches represented 58% of total sales, while the remaining 42% came from inventory.

Table 37. Pre-Sales Alphaville Segment - (R$ million)

%Alphaville R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Alphaville		166,887	110,380	51%	158,184	6%	277,267	340,162	-18%
	Total	166,887	110,380	51%	158,184	6%	277,267	340,162	-18%
	Units	836	471	78%	717	17%	1,306	1,478	-12%

Table 38. Pre-Sales by unit Price Alphaville Segment (R$ million)

%Alphaville R$000	2Q13		1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Alphaville	≤ R$200K;	108,081	39,838	171%	96,070	13%	147,919	102,225	45%
	> R$200K; ≤ R$500K	51,947	61,536	-16%	43,628	19%	113,484	230,007	-51%
	> R$500K	6,859	9,005	-24%	18,486	-63%	15,864	7,930	100%
	Total	166,887	110,380	51%	158,184	6%	277,267	340,162	-18%

Table 39. Pre-Sales by unit Price Alphaville Segment (# units)

%Alphaville R$000	2Q13		1Q13	Q-o-Q	2Q12	Y-o-Y (%	1H13	1H12	Y-o-Y (%)
Alphaville	≤ R$200K;	671	287	133%	605	11%	958	652	47%
	> R$200K; ≤ R$500K	158	174	-9%	100	58%	332	837	-60%
	> R$500K	7	9	-20%	12	-39%	16	-11	-242%
	Total	836	471	78%	717	17%	1,306	1,477	-12%

38

Alphaville Segment Delivered Projects

During the 1H13, Alphaville delivered 1 project/phase and 419 units. The tables below list the products delivered in the 1H13:

Table 40. Delivered projects (1H13) - Alphaville Segment

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Alphaville	Terras Alphaville Resende	mar-13	jun-11	Resende / RJ	77%	419	49,204
Total1Q13						419	49,204
Total1H13						419	49,204

Table 41. Projects Launched (1H13) - Alphaville Segment

Project	Date	Local	% co	Units(%co)	PSV (%co)	%¹	Sales
Alphaville Castello	Mar	Itú - SP	69%	153	61,103	70%	44,642
Terras Alphaville Maricá 2		Maricá - RJ	47%	280	49,725	55%	27,825
Alphaville Total 1Q13				432	110,828	65%	72,467
Terras Alphaville Ponta Grossa	May	Ponta Grossa /PR	77%	568	69,965	68%	47,864
Terras Alphaville Vitória da Conquista F2	Jun	Vitória da Conquista / BA	75%	424	66,544	21%	13,888
Terras Alphaville Sergipe F2	Jun	Barra dos Coqueiros / SE	88%	537	75,567	34%	26,018
Alplaville Total 2Q13				1,529	212,077	41%	87,770
Alplaville Total 1H13				1,961	322,905	50%	160,236

1 Note: Sales year to date.

Table 42. Land Bank Alphaville Segment as of 2Q13

	PSV - R$ million (%co )	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
Total	12,560,960	100%	0	100%	71,042	123,249

Table 43. Adjusted EBITDA Alphaville Segment

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Net profit	26,556	28,873	-8%	25,679	3%	55,429	47,308	17%
(+) Financial result	7,493	7,136	5%	2,758	172%	14,629	12,333	19%
(+) Income taxes	6,139	1,205	409%	2,366	159%	7,344	4,815	53%
(+) Depreciation and Amortization	734	888	-17%	527	39%	1,622	1,069	52%
(+) Capitalized interest	1,912	635	201%	2,166	-12%	2,547	2,218	15%
(+) Stock option plan expenses	11,116	253	4294%	7,736	44%	11,369	8,070	41%
(+) Minority shareholders	15,918	9,420	69%	7,068	125%	25,338	13,739	84%
Adjusted EBITDA	69,868	48,410	44%	48,300	45%	118,278	89,552	32%
Net revenues	233,730	161,042	45%	160,182	46%	394,772	277,762	42%
Adjusted EBITDA margin	30%	30%	-17bps	30%	-26bps	30%	32%	-228bps

Table 44. Inventory at Market Value 2Q13 x 1Q13 (R$ mn) – Alphaville Segment by Market Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
Total AUSA	808,927	212,077	59,350	(226,237)	32,248	886,365	10%
≤ R$200K;	267,863	212,077	17,387	(125,468)	(24,305)	347,554	30%
> R$200K; ≤ R$500K	352,125	-	33,276	(85,223)	41,057	341,235	-3%
> R$500K	188,939	-	8,687	(15,546)	15,496	197,575	5%

Note: 1) BoP beginning of the period – 1Q13. 2) EP end of the period – 2Q13.  3) % Change 2Q13 versus 1Q13. 4)  2Q13 sales velocity. 5) projects cancelled during the period

39

INCOME STATEMENT

As previously stated, Gafisa’s 2Q13 consolidated results classify Alphaville assets as held for sale with the retention of associate non-controlling interest, given the impending sale of a 70% stake to Blackstone and Pátria. Alphaville’s results for the quarter ended June 30, 2013 were reclassified to reflect this change. Thus, the consolidated statements for the quarters ending March 31st, 2013 and June 30, 2012 were reclassified for comparison purposes.

Revenues

On a consolidated basis, 2Q13 net revenues totaled R$641 million, an increase of 26% from the R$507 million posted in the 1Q13, due to fewer sales cancellations in the second quarter. The result represents a decrease of 18% from the R$780 million posted in the 2Q12. During the 2Q13, the Gafisa brand accounted for 58% of net revenues and Tenda the remaining 42%. The table below presents detailed information on revenues and pre-sales by launch year:

Table 45. Pre-sales and recognized revenues by launch year

		2Q13				2Q12
	Launch year	Pre-Sales	%Pre-Sales	Revenues	%	Pre-Sales	%Pre-Sales	Revenues	%
Gafisa	2013 Launches	98,214	45%	34,195	9%	-	0%	-	0%
	2012 Launches	72,592	33%	52,261	14%	218,204	48%	3,278	1%
	2011 Launches	23,016	11%	139,681	37%	72,154	16%	78,057	15%
	≤ 2010 Launches	23,089	11%	148,223	40%	166,026	36%	353,572	70%
	Land Bank	-	0%	-	0%	-	0%	71,478	14%
	Total Gafisa	216,911	100%	374,360	100%	456,383	100%	506,386	100%
Tenda	2013 Launches	54,885	32%	21,514	8%	-	0%	-	0%
	2012 Launches	-	0%	(3)	0%	-	0%	0	0%
	2011 Launches	8,792	5%	31,777	12%	(5,767)	-37%	13,557	5%
	≤ 2010 Launches	106,164	63%	208,312	78%	21,495	137%	233,692	85%
	Land Bank	-	0%	4,903	2%	-	0%	26,143	10%
	Total Tenda	169,841	100%	266,504	100%	15,728	100%	273,393	100%
Consolidated	2013 Launches	153,099	40%	55,710	9%	-	0%	-	0%
	2012 Launches	72,592	19%	52,258	8%	218,204	46%	3,278	0%
	2011 Launches	31,808	8%	171,458	27%	66,387	14%	91,614	12%
	≤ 2010 Launches	129,253	33%	356,535	56%	187,521	40%	587,265	75%
	Land Bank	-	0%	4,903	1%	-	0%	97,622	13%
Total	Total Gafisa Group	386,752	100%	640,864	100%	472,111	100%	779,779	100%
		1H13				1H12
	Launch year	Pre-Sales	%Pre-Sales	Revenues	%	Pre-Sales	%Pre-Sales	Revenues	%
Gafisa	2013 Launches	109,909	35%	34,195	5%	-	0%	-	0%
	2012 Launches	204,577	64%	194,670	26%	286,066	37%	3,278	0%
	2011 Launches	18,379	6%	221,907	30%	153,397	20%	178,965	19%
	≤ 2010 Launches	(14,839)	-5%	290,873	39%	333,622	43%	660,329	71%
	Land Bank	-	0%	-	0%	-	0%	84,072	9%
	Total Gafisa	318,027	100%	741,645	100%	773,085	100%	926,644	100%
Tenda	2013 Launches	68,541	39%	21,514	5%	-	0%	-	0%
	2012 Launches	-	0%	-	0%	-	0%	0	0%
	2011 Launches	(6,437)	-4%	41,651	10%	-36,402	49%	28,922	5%
	≤ 2010 Launches	114,522	65%	338,700	83%	-38,312	51%	507,206	89%
	Land Bank	-	0%	4,903	1%	-	0%	31,111	5%
	Total Tenda	176,626	100%	406,769	100%	-74,715	100%	567,239	100%
Consolidated	2013 Launches	178,451	36%	55,710	5%	-	0%	-	0%
	2012 Launches	204,577	41%	194,670	17%	286,066	41%	3,278	0%
	2011 Launches	11,942	2%	263,558	23%	116,995	17%	207,887	14%
	≤ 2010 Launches	99,683	20%	629,573	55%	295,310	42%	1,167,535	78%
	OLand Bank	-	0%	4,903	0%	-	0%	115,183	8%
Total	Total Gafisa Group	494,653	100%	1,148,414	100%	698,371	100%	1,493,882	100%

40

Gross Profit

Gross profit was R$144 million compared to R$78 million in the 1Q13 and R$169 million in the 2Q12. Gross margin reached 22.4% in the 2Q13, compared with 15.4% in the first quarter and 21.7% in the 2Q12. The result was impacted by the poor performance of Tenda and Gafisa brand legacy projects launched in non-core markets. Excluding these legacy projects, the gross margin for Sao Paulo and Rio de Janeiro would have been 35%. During the 2Q13, the Gafisa brand accounted for 86% of consolidated gross profit (versus 68% a year ago) and Tenda the remaining 14% (versus 32% a year ago).

Table 46. Gafisa + Tenda - Gross Margin (R$000)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gross Profit	143,798	78,145	84%	169,320	-15%	221,943	280,186	-21%
Gross Margin	22.4%	15.4%	704bps	21.7%	72bps	19.3%	18.8%	57 bps

Table 47. Gafisa + Tenda - Capitalized Interest

(R$million) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Opening balance	242,020	239,327	1%	189,493	28%	239,327	204,739	17%
Capitalized interest	49,886	36,922	35%	92,292	-46%	86,807	113,970	-24%
Interest capitalized to COGS	(38,086)	(34,229)	11%	(42,760)	-11%	(72,315)	(79,684)	-9%
(-) Alphaville	(10,386)			(8,529)		(10,386)	(8,529)	22%
Closing balance	243,434	242,020	1%	230,496	6%	243,433	230,496	6%

Selling, General, and Administrative Expenses (SG&A)

During the 2Q13, administrative expenses reached R$50 million, a 6% decrease Q-o-Q, and 17% decrease over the R$60 million posted in the 2Q12, mainly due to the reduction of the Tenda business. During 1H13, the expenses over launches were impacted by the lower level of launches in the 1H13. While, the expenses over net pre-sales were impacted by the sales cancellations in the 1H13. Selling expenses increased 9% Q-o-Q, as a result of expenses related to the sales of launches and up 8% on a Y-o-Y basis to R$60 million given the marketing expenses related to the efforts to the sale of inventory, respectively. SG&A expenses totaled R$110 million in the 2Q13, a 5% decrease on the R$116 million posted in the 2Q12 and remained stable on a Q-o-Q basis. Selling expenses, general and administrative on launches and sales ratios were impacted by a lower concentration of launches in the 1H13 and a higher volume of sales cancellations, respectively.

Table 48. Gafisa + Tenda - SG&A Expenses (R$000)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y	1H13	1H12	Y-o-Y (%)
Selling expenses	60,407	55,220	9%	56,103	8%	115,627	104,859	10%
G&A expenses	49,599	53,005	-6%	59,831	-17%	102,604	119,731	-14%
SG&A	110,006	108,225	2%	115,934	-5%	218,231	224,590	-3%
Launches	248,966	196,725	27%	465,900	-47%	445,691	680,590	-35%
Net Pre-Sales	386,752	107,901	258%	472,111	-18%	494,653	698,370	-29%
Revenues	640,864	507,550	26%	779,779	-18%	1,148,414	1,493,883	-23%

Table 49. Gafisa + Tenda - SG&A / Launches (%)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Selling expenses /Launches	24%	28%	-381 bps	12%	1222 bps	26%	15%	1054 bps
G&A /Launches	20%	27%	-702 bps	13%	708 bps	23%	18%	543 bps
SG&A/Launches	44%	55%	-1083 bps	25%	1930 bps	49%	33%	1597 bps

Table 50. Gafisa + Tenda - SG&A / Pre-Sales (%)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Selling expenses /Pre-Sales	16%	51%	-3556 bps	12%	374 bps	23%	15%	836 bps
G&A /Pre-Sales	13%	49%	-3630 bps	13%	15 bps	21%	17%	360 bps
SG&A / Pre-Sales	28%	100%	-7186 bps	25%	389 bps	44%	32%	1196 bps

Table 51. Gafisa + Tenda - SG&A / Revenues (%)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Selling expenses /Net Revenues	9%	11%	-145 bps	7%	223 bps	10%	7%	305 bps
G&A expenses/Net Revenues	8%	10%	-270 bps	8%	7 bps	9%	8%	92 bps
SG&A/Net Revenues	17%	21%	-416 bps	15%	230 bps	19%	15%	397 bps

41

Administrative expenses reached R$103 million in the 1H13, a 14% decrease compared to R$120 million in the 1H12, mainly due to a reduction in G&A expenses at the Tenda segment totaling R$7 million.

We continue to seek opportunities to improve the efficient of our processes, reduce costs and increase productivity. In June 2013, we moved the headquarters of the Shared Services Center (CSC) to a location with costs 45% lower than the original one.

Table 52. Gafisa + Tenda - General and Administrative Expenses Breakdown (1H12-1H13)

(R$000) Consolidated	1H13 (A)	1H12 (B)	A/A (%)	Change (A) - (B)	Stake (%) in the Total Changes Posted (A) - (B) / (C)
Wages and salaries expenses	(46,329)	(46,800)	-1%	471	3%
Benefits and employees	(3,528)	(3,182)	11%	-346	-2%
Travel expenses and utilities	(2,689)	(3,126)	-14%	437	3%
Services rendered	(12,986)	(13,476)	-4%	490	3%
Rentals and condos fee	(4,915)	(5,341)	-8%	426	2%
Information Technology	(4,760)	(6,577)	-28%	1,817	11%
Stock Option Plan	(9,545)	(11,713)	-19%	2,169	13%
Provision for Bonus and Profit Sharing	(17,427)	(20,386)	-15%	2,959	17%
Other	(425)	(9,130)	-95%	8,705	51%
Total (C)	(102,604)	(119,732)	-14%	17,128	100%

Provision for expenses related to distribution of profit and non-cash and subject to the achievement of goals at the end of the year.

General and administrative expenses related to remuneration of Board members are as follows:

30/06/2013	Board	Officers	Fiscal Council
Number of Members	9	8	3
Fixed Remuneration (R$)	946	2,515	76
Wages	926	2,340	76
Direct and indirect benefits	20	175	-
Monthly expenses (em R$)	158	419	13
Total Remuneration	946	2,515	76
Bonus and profit sharing	-	4,875	-
31/06/2012	Board	Officers	Fiscal Council
Number of Members	9	7.33[1]	3
Fixed Remuneration (R$)	846	2,282	69
Wages	826	2,150	69
Direct and indirect benefits	-	132	-
Monthly expenses (em R$)	35	380	12
Total Remuneration	846	2,282	69
Bonus and profit sharing	-	4,900	-

Note: 1 average of the period.

Bonus and Profit sharing

	As of 30/06/2013	As of 30/06/2012
Officers	4,875	4,900
Other employees	19,993	24,315
Total	24,868	29,215

42

Consolidated Adjusted EBITDA

Earnings before interest, tax, depreciation and amortization totaled R$38 million in the 2Q13, a 48% decrease compared to R$73 million posted in the 2Q12. Adjusted EBITDA was R$94 million in the 2Q13, compared to R$129 million in the 2Q12. The adjusted EBITDA margin reached 15%, compared to 11% in the 1Q13 and 16% in the 2Q12.

Table 53. Gafisa + Tenda + Alphaville - Consolidated Adjusted EBITDA

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Net Profit (Loss)	(14,144)	(55,473)	-75%	1,046	-1453%	(69,617)	(30,468)	128%
(+) Financial result	33,662	49,165	-32%	55,963	-40%	82,827	96,454	-14%
(+) Income taxes	6,992	6,437	9%	4,245	65%	13,429	18,049	-26%
(+) Depreciation and Amortization	11,022	9,409	17%	11,264	-2%	20,431	28,165	-27%
(+) Capitalized Interest Expenses	36,174	33,594	8%	42,760	-15%	69,768	77,467	-10%
(+) Stock option plan expenses	4,884	4,661	5%	5,534	-12%	9,545	11,713	-19%
(+) Minority shareholders	15,331	9,976	54%	7,800	97%	25,307	14,612	73%
Adjusted EBITDA	93,921	57,769	63%	128,612	-27%	151,690	215,992	-30%
Net Revenue	640,864	507,550	26%	779,779	-18%	1,148,414	1,493,883	-23%
Adjusted EBITDA margin	14,7%	11,4%	327bps	16,5%	-184bps	13,2%	14,5%	-125bps
(-) Alphaville profit classif. as held for sale	(42,473)	(38,292)	11%	(32,749)	30%	(80,765)	(61,051)	32%
EBITDA Pro-Forma	13.9%	10.2%	372 bps	15.3%	-147 bps	12.3%	13.8%	-154 bps

Note: Pro-forma – Gafisa + Tenda + Alphaville.

We adjust our EBITDA for expenses associated with stock option plans, as this is a non-cash expense. Net Revenues include 6% of sales from land bank that did not generate margins.

Depreciation And Amortization

Depreciation and amortization in the 2Q13 was stable at R$11 million, when compared to the 2Q12.

Financial Results

Net financial expenses totaled R$34 million in the 2Q13, compared to a net financial result of R$56 million in the 2Q12. Financial revenues increased to R$17 million from R$19 million at the end of the 1Q13 and R$16 million in the 2Q12, due to the stronger cash position. Financial expenses decreased to R$50 million from R$68 million at the end of the 1Q13 and R$72 million in the 2Q12, given the lower securitization-related expenses and other financial expenses.

Taxes

Income taxes, social contribution and deferred taxes for the 2Q13 amounted to negative R$7 million, compared to R$4 million in the 2Q12.

Adjusted Net Income (Loss)

Gafisa Group reported a net loss of R$14 million in the 2Q13, compared to net income of R$1 million in the 2Q12 and R$55 million posted in 1Q13. Net results were impacted by lower gross margins on Tenda projects coupled with higher financial expenses reported in the period. The anticipated nonrecurring after-tax gain on the sales of Alphaville to Blackstone and Pátria is not reflected in consolidated earnings.

43

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$709 million in the 2Q13. The consolidated margin for the quarter was 33%. The table below shows the backlog margin by segment:

Table 54. Results to be recognized (REF) by brand

	Gafisa	Tenda	Gafisa Group (Gafisa + Tenda)	Alphaville
Revenues to be recognized	1,832,248	315,842	2,148,090	935,435
Costs to be incurred (units sold)	(1,192,940)	(246,516)	(1,439,456)	(443,304)
Results to be Recognized	639,308	69,326	708,634	492,131
Backlog Margin	34.9%	21.9%	33.0%	52.6%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Table 55. Gafisa Group (Gafisa + Tenda) Results to be recognized Pro-Forma (REF)

	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Revenues to be recognized	2,148,090	2,313,333	-7%	3,392,309	-39%	2,148,090	3,392,309	-39%
Costs to be incurred (units sold)	(1,439,456)	(1,549,639)	-7%	(2,303,590)	-38%	(1,439,456)	(2,303,590)	-38%
Results to be Recognized	708,634	763,694	-7%	1,088,719	-43%	708,634	1,088,719	-43%
Backlog Margin	33%	33%	-1bps	32%	91bps	33%	32%	91bps

Note: It is included in the gross profit margin and not included in the backlog: Adjusted Present Value (AVP) on receivables, revenue related to swaps, revenue and cost of services rendered, AVP over property (land)  debt , cost of swaps and provision for guarantees.

44

BALANCE SHEET

Cash and Cash Equivalents

The Gafisa Group ended the second quarter with R$1.1 billion in cash. The expected inflow of R$915 million on the cash sales transaction is not reflected in the balance.

Accounts Receivable

At the end of the 2Q13, total accounts receivable decreased 30% to R$4.7 billion compared to the 1Q13 and 38% compared to the R$7.6 billion posted in the 2Q12, due to the classification of Alphaville operations as held for sale.

Table 56. Total receivables

Oficial	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	2,229,465	3,435,302	-35%	3,627,694	-39%
Receivables from PoC – ST (on balance sheet)	2,184,064	2,492,119	-12%	3,085,869	-29%
Receivables from PoC – LT (on balance sheet)	286,913	740,058	-61%	873,593	-67%
Total	4,700,442	6,667,479	-30%	7,587,156	-38%
Pro-Forma (Gafisa + Tenda)	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	2,229,465	2,400,969	-7%	2,868,127	-22%
Receivables from PoC – ST (on balance sheet)	2,184,064	2,174,751	0%	2,915,513	-25%
Receivables from PoC – LT (on balance sheet)	286,913	345,566	-17%	521,874	-45%
Total	4,700,442	4,921,286	-4%	6,305,514	-25%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 57. Inventory (Balance Sheet at cost)

Oficial	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)
Land	913,076	907,246	1%	572,973	59%
Units under construction	788,879	958,377	-18%	1,155,996	-32%
Completed units	324,768	394,016	-18%	184,178	76%
Total	2,026,723	2,259,639	-10%	1,913,147	6%
Pro-Forma (Gafisa + Tenda)	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)
Land	913,076	860,415	6%	693,034	32%
Units under construction	788,879	810,136	-3%	1,065,141	-26%
Completed units	324,768	301,179	8%	87,288	272%
Total	2,026,723	1,971,730	3%	1,845,463	10%

Inventory at market value totaled R$3.6 billion in the 2Q13, 2% above the R$3.5 billion registered in the previous quarter. On a consolidated basis, the Company’s inventory represents 18 months of sales based on LTM sales figures. At the end of the 2Q13, finished units accounted for 21% of total inventory. The Company continues to focus on reducing finished inventory.

Table 58. Inventory at Market Value per completion status

Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 2Q13
Gafisa	128,800	551,740	782,175	258,319	286,776	2,007,810
Alphaville	-	269,924	273,855	174,865	167,721	886,365
Tenda	-	116,491	76,969	182,720	303,520	679,699
Total	128,800	938,154	1,132,999	615,905	758,016	3,573,874

Note: 1) Inventory at market value includes projects with partners. This data is not on the same basis as the inventory booked at cost given the new accounting method implemented.

45

The market value of Gafisa inventory, which represents 56% of total inventory, was stable at R$2.0 billion at the end of the 2Q13, compared to R$1.92 billion at the end of the 1Q13. The market value of Alphaville inventory was R$886 million at the end of the 2Q13, a 10% increase compared to R$809 million at the end of the 1Q13. Tenda inventory was valued at R$680 million at the end of the 2Q13, compared to R$773 million at the end of the 1Q13.

Table 59. Inventory at Market Value 2Q13 x 1Q12

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP2	% Q-o-Q3	VSO4
Gafisa (A)	1,921,120	215,910	137,674	(354,585)	87,690	2,007,810	5%	9.8%
Alphaville (B)	808,927	212,077	59,350	(226,237)	32,248	886,365	10%	15.8%
Tenda (C)	772,992	33,056	157,848	(327,689)	43,492	679,699	-12%	20.0%%
Total (A) + (B) + C)	3,503,039	461,043	354,872	(908,511)	163,430	3,573,874	2%	13.4%

Note: 1) BoP beginning of the period – 1Q13. 2) EP end of the period – 2Q13.  3) % Change 2Q13 versus 1Q13. 4)  2Q13 sales velocity. 5) projects cancelled during the period.

Liquidity

Consolidated free cash burn under IFRS and including the classification of Alphaville as held for sales was R$28 million in the 2Q13 and R$ 113 million in 1H13. Operational consolidated cash flow reached R$140 million in the 1H13 or R$214 excluding Alphaville.

Additionally, for informational purposes only, the consolidated free cash burn on pro-forma basis was R$84 million in 2Q13 and R$64 million in 1H13. In this case, excluding the adoption of the new accounting rules on the consolidation method for shared control projects and deconsolidation of Alphaville (classification as assets held for sale).

Net debt was R$2.52 billion at the end of the 2Q13. The net debt and investor obligations to equity and minorities ratio was 96%.

The Company has access to a total of R$1.41 billion in construction finance lines contracted with banks and R$449 million of construction credit lines in the process of being contracted. In addition, Gafisa has R$3.30 billion available in construction finance lines of credit for future developments. The following tables provide information on the Company’s debt position:

Table 60. Indebtedness and Investor obligations

Pro-Forma	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)
Debentures - FGTS (A)	1,062,142	1,189,918	-11%	1,213,138	-12%
Debentures - Working Capital (B)	697,527	584,890	19%	567,643	23%
Project Financing SFH – (C)	736,328	784,819	-6%	578,991	27%
Working Capital (D)	996,543	908,129	10%	986,915	1%
Total (A)+(B)+(C)+(D) =(E)	3,492,540	3,467,756	1%	3,346,687	4%
Investor Obligations (F)	127,839	134,349	-5%	243,039	-47%
Total debt (E) + (F) = (G)	3,620,379	3,602,105	1%	3,589,726	1%
Cash and availabilities (H)	1,101,160	1,146,029	-4%	834,284	32%
Net debt (G)-(H) = (I)	2,519,219	2,456,076	3%	2,755,442	-9%
Equity + Minority Shareholders (J)	2,618,458	2,644,543	-1%	2,745,556	-5%
ND/Equity (I)/(J) = (K)	96%	93%	4%	100%	-4%
ND Exc. Proj Fin / Equity (I)-((A)+(C))/(J) = (L)	28%	18%	51%	35%	-22%

Note: Pro-Forma 1Q13 and 2Q12, including Gafisa + Tenda

46

The Gafisa Group ended the second quarter with R$986 million of total debt due in the short term. Project finance accounts for 43% of this amount.

Table 61. Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Jun/14	Until Jun/15	Until Jun/16	Until Jun/17	After Jun/17
Debentures - FGTS (A)	TR + (8.22% - 10.20%)	1,062,142	237,730	299,412	250,000	175,000	100,000
Debentures - Working Capital (B)	CDI + (0.72% - 1.95%)	697,527	148,027	393,361	148,224	7,915	0
Project Financing SFH – (C)	TR + (8.30% - 12.00%)	736,328	182,535	383,852	119,519	38,082	12,340
Working Capital (D)	CDI + (1.30% - 2.22%)	996,543	304,583	406,987	205,869	79,104	0
Total (A)+(B)+(C)+(D) =(E)		3,492,540	872,875	1,483,612	723,612	300,101	112,340
Investors Obligations (F)	CDI + (0.235% - 1.00%) / IGPM+7.25%	127,839	113,396	7,298	4,865	2,280	0
Total debt (E) + (F) = (G)	9.54%	3,620,379	986,271	1,490,910	728,477	302,381	112,340
% due to corresponding period			27%	41%	20%	8%	3%

((A)+ (C)) / (G) Project finance as a % of Total debt due to corresponding periods		50%	43%	46%	51%	70%	100%
((B) + (D) + (F))/ (G) Corporate debt as a % of Total debt due to corresponding periods		50%	57%	54%	49%	30%	0%

Covenant Ratios

Table 62. Debenture covenants - 7th emission
2Q13
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	14.60
(Total debt - Project Finance debt - Cash) / (Equity + Min.) ≤ 75%	22.58%
(Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred) > 1,5	1.91

Note: Covenant status on June 30, 2013

Provisions

Tabela 63. Provisions

Pro-Forma	2Q13	1Q13	Change Q-o-Q	2Q12	Change Y-o-Y
Provisions Sales Cancellations (Dissolutions) and Nonperforming loans	77,139	74,094	4%	106,772	-28%
Additional Charges	41,302	38,728	7%	68,431	-40%
Negative Margins	9,156	12,158	-25%	11,952	-23%
Cancelations	2,843	2,196	29%	17,476	-84%
Penalty for Delays	24,151	34,886	-31%	56,132	-57%
Impairment	53,511	55,243	-3%	71,162	-25%
Contingencies	183,350	186,896	-2%	168,514	9%
Warranty	54,353	59,399	-8%	42,317	28%
Total	445,805	463,601	-4%	542,756	-18%

47

OUTLOOK

First-half 2013 launches totaled R$769 million, a 24% decrease compared to the 1H12. The first-half result represents 26% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is broadly in keeping with the proportion of full-year launches historically occurring in the first half. Gafisa is expected to represent 42% of 2013 launches, Alphaville 46% and Tenda the remaining 12%.

Table 64. Launch Guidance – 2013 Estimates

	Guidance (2013E)	Actual numbers 1H13A	1H13A as % of the Guidance for 2013E
Consolidated Launches	R$2.7 – R$3.3 bi	769	26%
Breakdown by Brand
Launches Gafisa	R$1.15 – R$1.35 bi	299	24%
Launches Alphaville	R$1.3 – R$1.5 bi	323	23%
Launches Tenda	R$250 – R$450 mn	147	42%

Table 65. Guidance Leverage (2013E)

	Guidance (2013)	Actual numbers 1H13A	1H13A as % Guidance for 2013E
Consolidated	Stable 95%	96%	1%

The Company expects an adjusted EBITDA margin in the range of 12% - 14% in 2013, as margins continue to be impacted by (1) the resolution of Tenda legacy projects, including the delivery of around 7,000 units in 2013, and (2) the delivery of lower margin projects launched by Gafisa in non-core markets, expected to be substantially concluded in 2013.

Tabela 66. Guidance Adjusted EBITDA Margin (2013E)

	Guidance (2013)	Actual numbers 1H13A	1H13A as % of the Guidance for 2013E
Consolidated Gafisa Group	12% - 14%	13.2%	+0.2%
EBITDA by Brand
EBITDA Gafisa		13.8%
EBITDA Alphaville		20.5%
EBITDA Tenda		-7.7%

We adjust our EBITDA for expenses associated with stock option plans, as this is a non-cash expense. Net Revenues include 6% of sales from land bank that did not generate margins.

The Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% will be delivered by Gafisa, 46% by Tenda and the remaining 27% by Alphaville. Going forward, the Company expects to achieve full-year delivery guidance in line with an anticipated increase in deliveries in the coming quarters.

Table 67. Other Relevant Operational Indicators – Delivery Estimates 2013E

	Guidance (2013E)	Actual numbers 1H13A	1H13A as % of the Guidance for 2013E
Consolidated Amounts	13,500 – 17,500	4,673	30%
Delivery by Brand
# Gafisa Delivery	3,500 – 5,000	1,728	41%
# Alphaville Delivery	3,500 – 5,000	419	10%
# Tenda Delivery	6,500 – 7,500	2,526	36%

In due course, we will indicate new guidances to reflect the impact of the new accounting standards.

48

CONSOLIDATED INCOME STATEMENT

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y(%)
Net Operating Revenue	640,864	507,550	26%	779,779	-18%	1,148,414	1,493,883	-23%
Operating Costs	(497,066)	(429,405)	16%	(610,459)	-19%	(926,471)	(1,213,697)	-24%
Gross profit	143,798	78,145	84%	169,320	-15%	221,943	280,186	-21%
Operating Expenses
Selling Expenses	(60,407)	(55,220)	9%	(56,103)	8%	(115,627)	(104,859)	10%
General and Administrative Expenses	(49,599)	(53,005)	-6%	(59,831)	-17%	(102,604)	(119,731)	-14%
Other Op. Revenues / Expenses	(8,914)	(6,817)	31%	(24,125)	-63%	(15,731)	(34,020)	-54%
Depreciation and Amortization	(11,022)	(9,409)	17%	(11,264)	-2%	(20,431)	(28,165)	-27%
Equity Income	(14,488)	18,119	-180%	18,309	-179%	3,631	44,185	-92%
Operating results	(632)	(28,187)	-98%	36,306	-102%	(28,819)	37,596	-177%
Financial Revenues	16,757	18,931	-11%	15,799	6%	35,688	28,618	25%
Financial Expenses	(50,419)	(68,096)	-26%	(71,762)	-30%	(118,515)	(125,072)	-5%
Loss Before Taxes on Income	(34,294)	(77,352)	-56%	(19,657)	74%	(111,646)	(58,858)	90%
Deferred Taxes	(1,790)	(2,474)	-28%	(2,431)	-26%	(4,264)	(6,212)	-31%
Income Tax and Social Contribution	(5,202)	(3,963)	31%	(1,813)	187%	(9,165)	(11,836)	-23%
Loss After Taxes on Income	(41,286)	(83,789)	-51%	(23,903)	73%	(125,075)	(76,908)	63%
Discontinued Operations
Profit for the period from discontinued operations	42,473	38,292	11%	32,749	30%	80,765	61,051	32%
Minority Shareholders	15,331	9,976	54%	7,800	97%	25,307	14,612	73%
Net Loss from Continued Operations	(14,144)	(55,473)	-75%	1,046	-1453%	(69,617)	(30,469)	128%

49

CONSOLIDATED BALANCE SHEET

	2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	1,101,160	1,443,644	-24%	985,966	12%
Receivables from clients	2,184,064	2,492,119	-12%	3,085,869	-29%
Properties for sale	1,557,079	1,824,553	-15%	1,729,707	-10%
Other accounts receivable	186,866	205,450	-9%	103,484	81%
Deferred expenses		-	0%	-	0%
Prepaid expenses and other	47,632	55,571	-14%	90,079	-47%
Properties for sale	144,470	141,644	2%	183,440	-21%
Assets held for sale	1,521,277
Financial Instruments	3,133	7,800	-60%	17,689	-82%
	6,745,681	6,170,781	9%	6,196,234	9%
Long-term Assets
Receivables from clients	286,913	740,058	-61%	873,593	-67%
Properties for sale	469,644	435,086	8%	343,508	37%
Financial Instruments	1,756	5,920	-70%	-	0%
Other	284,060	288,690	-2%	212,818	33%
	1,042,373	1,469,754	-29%	1,429,919	-27%
Intangible and Property and Equipment	149,850	278,738	-46%	269,127	-44%
Investments	554,840	611,101	-9%	654,387	15%

Total Assets	8,492,744	8,530,374	0%	8,549,667	-1%

Current Liabilities
Loans and financing	487,118	611,333	-20%	747,938	-35%
Debentures	385,757	382,623	1%	601,672	-36%
Obligations for purchase of land and advances from clients	478,054	501,918	-5%	417,277	15%
Materials and service suppliers	101,194	153,896	-34%	151,746	-33%
Taxes and contributions	155,716	197,124	-21%	233,261	-33%
Obligation for investors	113,396	184,819	-39%	158,234	-28%
Obligations asset held for sale	727,005			-
Other	425,202	567,116	-25%	513,309	-17%
	2,873,442	2,598,829	11%	2,823,437	2%
Long-term Liabilities
Loans and financing	1,245,753	1,326,500	-6%	976,215	28%
Debentures	1,373,912	1,392,185	-1%	1,179,109	17%
Obligations for purchase of land	54,728	67,444	-19%	90,281	-39%
Deferred taxes	76,701	79,405	-3%	89,215	-14%
Provision for contingencies	124,081	148,371	-16%	144,894	-14%
Obligation for investors	14,443	31,556	-54%	171,534	-92%
Other	111,226	241,541	-54%	329,426	-66%
	3,000,844	3,287,002	-9%	2,980,674	1%
Shareholders' Equity
Shareholders’ Equity	2,449,326	2,489,357	-2%	2,629,720	-6%
Non-controlling interests	169,132	155,186	9%	115,836	46%
	2,618,458	2,644,543	-1%	2,745,556	-5%
Liabilities and Shareholders' Equity	8,492,744	8,530,374	0%	8,549,667	-1%

Note: 1Q13 and 2Q12 Gafisa + Tenda + Alphaville. 2Q13 Gafisa + Tenda

50

GAFISA  + TENDA BALANCE SHEET

	2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	1,101,160	1,146,029	-4%	834,284	32%
Receivables from clients	2,184,064	2,174,751	0%	2,915,513	-25%
Properties for sale	1,557,079	1,576,361	-1%	1,516,187	3%
Other accounts receivable	186,866	184,890	1%	115,631	62%
Deferred expenses		-	0%	-	0%
Prepaid expenses and other	47,632	55,409	-14%	90,079	-47%
Properties for sale	144,470	141,644	2%	183,440	-21%
Assets held for sale	1,521,277	1,519,978		1,108,518
Financial Instruments	3,133	4,747	-34%	9,603	-67%
	6,745,681	6,803,809	-1%	6,773,255	0%
Long-term Assets
Receivables from clients	286,913	345,566	-17%	521,874	-45%
Properties for sale	469,644	395,369	19%	329,276	43%
Deferred taxes	1,756	3,470	-49%	-	0%
Other	284,060	269,499	5%	205,800	38%
	1,042,373	1,013,904	3%	1,056,950	-1%
Intangible and Property and Equipment	149,850	224,122	-33%	218,246	-31%
Investments	554,840	490,368	13%	527,922	0%

Total Assets	8,492,744	8,532,203	0%	8,576,373	-1%

Current Liabilities
Loans and financing	487,118	519,573	-6%	681,021	-28%
Debentures	385,757	382,623	1%	601,672	-36%
Obligations for purchase of land and advances from clients	478,054	401,679	19%	362,476	32%
Materials and service suppliers	101,194	106,356	-5%	120,188	-16%
Taxes and contributions	155,716	150,986	3%	195,610	-20%
Obligation for investors	113,396	114,814	-1%	118,411	-4%
Obligations asset held for sale	727,005	769,882		535,162
Other	425,202	473,091	-10%	427,090	0%
	2,873,442	2,919,004	-2%	3,041,630	-6%
Long-term Liabilities
Loans and financing	1,245,753	1,173,375	6%	884,885	41%
Debentures	1,373,912	1,392,185	-1%	1,179,109	17%
Obligations for purchase of land	54,728	67,444	-19%	89,111	-39%
Deferred taxes	76,701	74,910	2%	76,620	0%
Provision for contingencies	124,081	132,626	-6%	129,647	-4%
Obligation for investors	14,443	19,535	-26%	124,628	-88%
Other	111,226	108,581	2%	305,187	-64%
	3,000,844	2,968,656	1%	2,789,187	8%
Shareholders' Equity
Shareholders’ Equity	2,449,326	2,489,357	-2%	2,629,720	-7%
Non-controlling interests	169,132	155,186	9%	115,836	46%
	2,618,458	2,644,543	-1%	2,745,556	-5%
Liabilities and Shareholders' Equity	8,492,744	8,532,203	0%	8,576,373	-1%

Note: 2Q13, 1Q13 and 2Q12 Gafisa + Tenda.

51

CASH FLOW

	2Q13	2Q12
Income Before Taxes on Income	(34,294)	(19,657)
Expenses (income) not affecting working capital	13,723	(38,755)
Depreciation and amortization	11,022	11,264
Impairment allowance	(1,343)	(5,103)
Expense on stock option plan	4,884	5,534
Penalty fee over delayed projects	(10,735)	(6,265)
Unrealized interest and charges, net	(13,118)	(19,007)
Equity Income	14,488	(18,308)
Disposal of fixed asset	3,616	(877)
Warranty provision	(22,451)	1,269
Provision for contingencies	8,421	24,125
Profit sharing provision	8,600	10,386
Allowance (reversal) for doubtful debts	7,001	(10,087)
Profit / Loss from financial instruments	3,338	(3,384)
Clients	8,113	(29,215)
Properties for sale	(33,818)	263,729
Other receivables	(5,009)	5,982
Deferred selling expenses and prepaid expenses	7,776	(17,113)
Obligations on land purchases and advances from customers	63,658	(50,947)
Taxes and contributions	(730)	(10,538)
Trade accounts payable	(5,163)	23,272
Salaries, payroll charges	(41,191)	(5,087)
Other accounts payable	27,631	(50,217)
Current account operations	(10,591)	54,505
Paid taxes	258	(1,814)
Cash used in operating activities	(9,637)	124,145
Investing activities
Purchase of property and equipment and deferred charges	(23,720)	(19,005)
Redemption of securities, restricted securities and loans	2,073,339	955,502
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(2,055,909)	(1,063,661)
Investments increase	(3,482)	116,308
Dividends receivables	3,265	0
Cash used in investing activities	(6,507)	(10,856)
Financing activities
Capital increase	4,863	2
Contributions from venture partners	(1,302)	(34,506)
Increase in loans and financing	630,285	294,368
Repayment of loans and financing	(597,593)	(342,159)
Purchase of treasury shares	(35,634)	0
Proceeds from subscription of redeemable equity interest in securitization fund	(6,571)	(3,828)
Operations of mutual	(5,344)	3,519
Net cash provided by financing activities	(11,296)	(82,604)
Net increase (decrease) in cash and cash equivalents	-27,440	30,685
Cash and cash equivalentes
At the beggining of the period	504,189	239,985
At the end of the period	476,749	270,670
Net increase (decrease) in cash and cash equivalents	-27,440	30,685

52

GAFISA SEGMENT INCOME STATEMENT

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y(%)
Net Operating Revenue	374,360	367,284	2%	506,386	-26%	741,644	926,644	-20%
Operating Costs	(250,295)	(279,517)	-10%	(391,203)	-36%	(529,812)	(719,652)	-26%
Gross profit	124,065	87,767	41%	115,183	8%	211,832	206,992	2%
Operating Expenses
Selling Expenses	(39,437)	(34,441)	15%	(33,391)	18%	(73,878)	(61,854)	19%
General and Administrative Expenses	(30,105)	(30,373)	-1%	(33,069)	-9%	(60,478)	(66,059)	-8%
Other Operating Rev / Expenses	(12,650)	(7,536)	68%	(11,179)	13%	(20,186)	(16,234)	24%
Depreciation and Amortization	(8,558)	(6,486)	32%	(7,391)	16%	(15,044)	(22,016)	-32%
Equity	(9,962)	2,850	11%	13,400	30%	(7,112)	24,018	32%
Operating results	23,353	11,781	98%	43,553	-46%	35,134	64,847	-46%

Financial Income	9,237	8,228	12%	6,193	49%	17,465	11,299	55%
Financial Expenses	(44,800)	(60,325)	-26%	(63,836)	-30%	(105,125)	(109,541)	-4%

Loss Before Taxes on Income	(12,210)	(40,316)	-70%	(14,090)	-13%	(52,526)	(33,395)	57%

Deferred Taxes	(450)	(15)	2900%	(1,889)	-76%	(465)	(1,334)	-65%
Income Tax and Social Contribution	(3,011)	(2,900)	4%	218	-1481%	(5,911)	(10,059)	-41%

Loss After Taxes on Income	(15,671)	(43,231)	-64%	(15,761)	-1%	(58,902)	(44,787)	32%

Minority Shareholders	(983)	(2,738)	-64%	(3,538)	-72%	(3,721)	(10,154)	-63%

Net Loss	(14,688)	(40,493)	-64%	(12,223)	20%	(55,181)	(34,633)	59%

53

ALPHAVILLE  SEGMENT INCOME STATEMENT

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y(%)
Net Operating Revenue	233,730	161,042	45%	160,182	46%	394,772	277,762	42%
Operating Costs	(121,058)	(80,910)	50%	(72,574)	67%	(201,968)	(124,348)	62%
Gross profit	112,672	80,132	41%	87,608	29%	192,804	153,414	26%
Operating Expenses
Selling Expenses	(16,452)	(15,214)	8%	(19,789)	-17%	(31,666)	(26,334)	20%
General and Administrative Expenses	(37,692)	(23,944)	57%	(30,487)	24%	(61,636)	(51,972)	19%
Other Operating Rev / Expenses	(1,243)	6,694	-119%	-	0%	5,451	0	0%
Depreciation and Amortization	(734)	(888)	-17%	(527)	39%	(1,622)	(1,069)	52%
Equity pick up	(445)	(146)	205%	1,066	-142%	(591)	4,158	-114%
Operating results	56,106	46,634	20%	37,871	48%	102,740	78,197	31%

Financial Income	3,453	4,601	-25%	2,791	24%	8,054	5,801	39%
Financial Expenses	(10,946)	(11,737)	-7%	(5,549)	97%	(22,683)	(18,134)	25%

Income Before Taxes on Income	48,613	39,498	23%	35,113	38%	88,111	65,864	34%

Deferred Taxes	(7,866)	(2,183)	260%	(5,912)	33%	(10,049)	(5,912)	70%
Income Tax and Social Contribution	1,727	978	77%	3,546	-51%	2,705	1,097	147%

Income After Taxes on Income	42,474	38,293	11%	32,747	30%	80,767	61,049	32%

Minority Shareholders	15,918	9,420	69%	7,068	125%	25,338	13,744	84%

Net Income	26,556	28,873	-8%	25,679	3%	55,429	47,305	17%

3

54

TENDA SEGMENT INCOME STATEMENT

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y(%)
Net Operating Revenue	266,504	140,265	90%	273,393	-3%	406,769	567,239	-28%
Operating Costs	(246,770)	(149,888)	65%	(219,256)	13%	(396,658)	(494,045)	-20%
Gross profit	19,734	(9,623)	-305%	54,137	-64%	10,111	73,194	-86%
Operating Expenses
Selling Expenses	(20,969)	(20,779)	1%	(22,712)	-8%	(41,748)	(43,005)	-3%
General and Administrative Expenses	(19,494)	(22,632)	-14%	(26,762)	-27%	(42,126)	(53,672)	-22%
Other Operating Rev / Expenses	3,735	(3,121)	-220%	(12,946)	-129%	614	(17,783)	-103%
Depreciation and Amortization	(2,464)	(2,923)	-16%	(3,873)	-36%	(5,387)	(6,149)	-12%
Equity	(4,527)	19,109	-124%	4,909	-192%	14,582	20,168	-28%
Operating results	(23,985)	(39,969)	-40%	(7,248)	231%	(63,954)	(27,247)	135%

Financial Income	7,520	10,702	-30%	9,606	-22%	18,222	17,318	5%
Financial Expenses	(5,619)	(7,771)	-28%	(7,926)	-29%	(13,390)	(15,531)	-14%

Loss Before Taxes on Income	(22,084)	(37,038)	-40%	(5,568)	297%	(59,122)	(25,460)	132%

Deferred Taxes	(1,341)	(2,459)	-45%	(543)	147%	(3,800)	(4,879)	-22%
Income Tax and Social Contribution	(2,191)	(1,062)	106%	(2,032)	8%	(3,253)	(1,778)	83%

Loss After Taxes on Income	(25,616)	(40,559)	-37%	(8,143)	215%	(66,175)	(32,118)	106%

Minority Shareholders	396	3,294	-88%	4,270	-91%	3,690	11,025	-67%

Net Loss	(26,012)	(43,853)	-41%	(12,413)	110%	(69,865)	(43,143)	62%

55

GAFISA  SEGMENT BALANCE SHEET

	2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	332,292	375,900	-12%	197,852	68%
Receivables from clients	1,383,963	1,334,583	4%	1,712,270	-19%
Properties for sale	972,304	852,829	14%	814,934	19%
Other accounts receivable	200,551	207,058	-3%	141,043	42%
Deferred selling expenses	37,889	-	0%		0%
Prepaid expenses	-	44,623	-100%	79,801	-100%
Properties for sale	5,800	15,900	-64%	70,900	-92%
Non current assets for sale	547,560
Financial Instruments	3,133	4,747	-34%	9,603	-67%
	3,483,492	2,835,640	23%	3,026,403	15%
Long-term Assets
Receivables from clients	264,158	318,170	-17%	423,040	-38%
Properties for sale	336,402	278,756	21%	129,029	161%
Financial Instruments	1,756	3,470	-49%	-	0%
Other	213,049	206,898	3%	148,207	44%
	815,366	807,294	1%	700,276	16%
Intangible and Property and Equipment	68,883	64,877	6%	50,131	-98%
Investments	2,260,268	2,860,106	-21%	3,006,779	0%

Total Assets	6,628,008	6,567,917	1%	6,783,590	-2%

Current Liabilities
Loans and financing	369,563	386,506	-4%	598,301	-38%
Debentures	201,703	208,164	-3%	288,874	-30%
Obligations for purchase of land and advances from clients	376,656	293,004	29%	225,485	67%
Materials and service suppliers	73,822	75,507	-2%	83,122	-11%
Taxes and contributions	74,730	68,071	10%	79,363	-6%
Obligation for investors	110,495	114,814	-4%	110,555	0%
Other	738,504	628,990	17%	479,955	54%
	1,945,473	1,775,056	10%	1,865,655	4%
Long-term Liabilities
Loans and financing	1,074,602	956,957	12%	729,534	47%
Debentures	825,687	992,262	-17%	879,324	-6%
Obligations for purchase of land	51,341	64,058	-20%	89,104	-42%
Deferred taxes	64,404	63,954	1%	63,625	1%
Provision for contingencies	68,958	68,675	0%	-	0%
Obligation for investors	14,443	19,535	-26%	124,628	-88%
Other	99,263	102,835	-3%	368,690	-73%
	2,198,697	2,268,276	-3%	2,254,905	-2%
Shareholders' Equity
Shareholders' Equity	2,449,326	2,489,356	-2%	2,629,718	-7%
Non-controlling interests	34,512	35,229	-2%	33,311	4%
	2,483,837	2,524,585	-2%	2,663,029	-7%
Liabilities and Shareholders' Equity	6,628,008	6,567,917	1%	6,783,590	-2%

56

TENDA  SEGMENT BALANCE SHEET

	2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	768,869	770,129	0%	636,432	21%
Receivables from clients	800,101	840,168	-5%	1,203,243	-34%
Properties for sale	594,874	723,533	-18%	701,253	-15%
Other accounts receivable	471,687	307,613	53%	304,363	55%
Deferred selling expenses	-	-	0%		0%
Prepaid expenses	9,743	10,785	-10%	10,278	-5%
Properties for sale	128,570	125,743	2%	112,540	14%
Financial Instruments	-	-	0%	-	0%
	2,773,844	2,777,971	0%	2,968,109	-7%
Long-term Assets
Receivables from clients	22,755	27,396	-17%	98,834	-77%
Properties for sale	133,242	116,613	14%	200,247	-33%
Deferred taxes	-	-	0%	-	0%
Other	79,662	77,417	3%	72,087	11%
	235,659	221,426	6%	371,167	-37%
Intangible and Property and Equipment	37,432	31,865	17%	40,735	-8%
Investments	204,944	210,600	-3%	183,409	12%

Total Assets	3,251,879	3,241,862	0%	3,563,420	-9%

Current Liabilities
Loans and financing	117,555	133,068	-12%	82,719	42%
Debentures	184,054	174,459	5%	312,798	-41%
Obligations for purchase of land and advances from clients	101,397	108,675	-7%	136,992	-26%
Materials and service suppliers	27,372	30,849	-11%	37,066	-26%
Taxes and contributions	80,986	82,916	-2%	116,247	-30%
Obligation for investors	-	-	0%		0%
Other	121,705	136,528	-11%	806,946	-85%
	633,069	666,495	-5%	1,492,769	-58%
Long-term Liabilities

Loans and financing	171,151	216,418	-21%	155,351	10%
Debentures	548,224	399,923	37%	299,784	83%
Obligations for purchase of land	3,388	3,386	0%	7	50992%
Deferred taxes	12,297	10,956	12%	12,995	-5%
Provision for contingencies	55,123	63,951	-14%	54,971	0%
Obligation for investors	-	-	0%	-	0%
Other	55,153	45,009	23%	38,866	42%
	845,336	739,643	14%	561,974	50%
Shareholders' Equity
Shareholders' Equity	1,735,903	1,797,550	-3%	1,486,249	17%
Non-controlling interests	37,570	38,174	-2%	22,428	68%
	1,773,473	1,835,724	-3%	1,508,677	18%
Liabilities and Shareholders' Equity	3,251,879	3,241,862	0%	3,563,420	-9%

57

ALPHAVILLE  SEGMENT BALANCE SHEET

	2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	185,529	297,614	-38%	151,682	22%
Receivables from clients	396,157	317,369	25%	170,355	133%
Properties for sale	276,427	248,192	11%	213,521	29%
Other accounts receivable	33,798	22,388	51%	14,560	132%
Deferred selling expenses	-	163	-100%	-	0%
Prepaid Expenses	-	-	0%	-	0%
Properties for sale	-	-	0%	-	0%
Financial Instruments	2,446	3,053	-20%	8,086	-70%
	894,357	888,779	1%	558,204	60%
Long-term Assets
Receivables from clients	393,550	394,492	0%	351,719	12%
Properties for sale	46,294	39,717	17%	14,232	225%
Financial Instruments	796	2,450	-68%	-	0%
Other	11,769	6,479	82%	2,788	322%
	452,410	443,138	2%	368,739	23%
Intangible and Property and Equipment	16,137	11,062	46%	6,657	142%
Investments	45,882	49,617	-8%	47,539	-3%

Total Assets	1,408,785	1,392,596	1%	981,138	44%

Current Liabilities
Loans and financing	84,917	91,760	-7%	66,918	27%
Debentures	-	-	0%	-	0%
Obligations for purchase of land and advances from clients	90,210	100,238	-10%	54,800	65%
Materials and service suppliers	55,720	47,540	17%	31,557	77%
Taxes and contributions	52,677	46,137	14%	37,650	40%
Obligation for investors	38,219	70,005	-45%	47,679	-20%
Other	169,226	133,207	27%	136,738	24%
	490,969	488,887	0%	375,342	31%
Long-term Liabilities
Loans and financing	147,658	153,125	-4%	91,330	62%
Debentures	-	-	0%	-	0%
Obligations for purchase of land	-	-	0%	1,170	-100%
Deferred taxes	3,842	4,495	-15%	12,595	-69%
Provision for contingencies	16,551	15,745	5%	15,247	9%
Obligation for investors	12,022	12,021	0%	46,906	-74%
Other	113,352	132,959	-15%	23,252	387%
	293,425	318,345	-8%	190,499	54%
Shareholders' Equity
Shareholders' Equity	480,206	455,711	5%	323,304	49%
Non-controlling interests	144,186	129,653	11%	91,992	57%
	624,391	585,364	7%	415,296	50%
Liabilities and Shareholders' Equity	1,408,785	1,392,596	1%	981,138	44%

58

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

59

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 58 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Avenida das Nações Unidas, 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil, and started its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties, taking into consideration that in the case of the latter, as construction company and proxy; (ii) selling and purchasing real estate properties in general; (iii) carrying out civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own or third party real estate ventures; and (v) investing in other companies which have similar objectives as the Company’s.

Real estate development ventures of Company with third parties are structured through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or the formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On June 7, 2013, the Company disclosed a material fact informing about the signature of a contract for selling the majority interest of 70% it held in Alphaville (“AUSA”) to Private Equity AE Investimentos e Participações S.A., represented by Blackstone Real Estate Advisors L.P and Pátria Investimentos Ltda, for R$1,409,800, giving continuity to the material fact disclosed on September 10, 2012, related to the analysis of strategic options regarding the AUSA business. This amount will be paid in cash, at the closing date of this transaction, up to 180 days from the contract signature. The completion of this sale is subject to usual closing conditions of a transaction of this nature.

In addition, the Company also announced the purchase of the remaining 20% interest in AUSA for a total of R$366,662, finalizing the arbitration process (Note 32).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices

2.1.  Basis of presentation and preparation of individual and consolidated quarterly information

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2012, except the pronouncement effective as of January 1st, 2013, described in Note 3, and the accounting practices described in Notes 2.2.1 and 2.2.2 to this quarterly information. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2012.

The individual and consolidated quarterly information are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales.

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales have been analyzed by the International Financial Reporting Interpretation Committee (IFRIC), at the request of some countries, including Brazil. However, in view of the project for issuing a revised standard relating to revenue recognition, IFRIC has been discussing this topic in its agenda, understanding that the concept for recognizing revenue is included in the standard that is currently under discussion. Accordingly, this issue is expected to be resolved only after the revised standard relating to revenue recognition is issued.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting practices --Continued

2.1.  Basis of presentation and preparation of individual and consolidated quarterly information --Continued

The individual and consolidated quarterly information were prepared based on historical cost basis, except if otherwise stated in the summary of significant accounting practices. The historical cost is usually based on the considerations paid in exchange for assets.

The quarterly information has been prepared over the normal course of business and on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the quarterly information. The Company is in compliance with all its debt covenants at the date of issue of this quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The non-accounting and/or non-financial information included in the accompanying quarterly information, such as sales volume, contractual data, revenue and costs not recognized in units sold, economic projections, insurance and environment, were not reviewed by the independent auditors.

Except for the profit (loss) for the period, the Company does not have other comprehensive income (loss).

On August 9, 2013, the Board of Directors of the Company approved the individual and consolidated quarterly information of the Company and authorized its disclosure.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 2 to the individual and consolidated financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2. Presentation of quarterly information and summary of significant accounting practices --Continued

2.1. Basis of presentation and preparation of individual and consolidated quarterly information --Continued

2.1.1. Consolidated quarterly information

  The consolidated quarterly information as of June 30, 2013 and 2012 and the consolidated financial statements as of December 31, 2012 include the full consolidation of the following subsidiaries:

	Interest %
	06/30/2013	12/31/2012

Gafisa and subsidiaries (*)	100	100
Construtora Tenda and subsidiaries (“Tenda”) (*)	100	100
Alphaville Urbanismo and subsidiaries (“AUSA”) (*) (a)	-	80

(*) It does not include jointly-controlled investees, which as of January 1st, 2013 are accounted for under the equity method, according to the CPCs 18(R2) and 19(R2) (See Note 3).
(a) According to Note 8.2, the assets of AUSA are classified into asset held for sale.

See further details on these subsidiaries and jointly-controlled investees in Note 9.

2.2. Summary of significant accounting practices

In addition to the significant accounting practices disclosed in the financial statements as of December 31, 2012, the following accounting practice applies to the Company in 2013.

2.2.1 Business combination

The business combination transactions are accounted for by applying the acquisition method. The cost of an acquisition is measured by the sum of the transferred consideration, measured at fair value at the acquisition date, and the amount of any noncontrolling interest in the acquiree. The costs directly attributable to the acquisition shall be recognized as expense when incurred.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.2. Summary of significant accounting practices --Continued

2.2.1 Business Combination --Continued

In the acquisition of a business, Management measures the financial assets and liabilities assumed with the objective of classifying and designating them according to the contractual terms, economic conditions, and the pertinent conditions at the acquisition date.

Goodwill is initially measured as the excess of transferred consideration in relation to the fair value of net assets acquired (identifiable assets and liabilities assumed, net). If the consideration is lower than the fair value of the net assets acquired, the difference shall be recognized as a gain in statement of income.

After initial recognition, goodwill is measured at cost, less any accumulated impairment. For purposes of the impairment test, the goodwill acquired in a business combination, as of the acquisition date, shall be designed to each cash-generating unit of the Company that are expected to benefit from the synergies of the combination, whether or not other assets or liabilities of the acquiree are designated to these units.

On February 27th, 2013, the Company carried out a business combination, as detailed in Note 9.1.

2.2.2 Non-current assets held for sale and profit of discontinued operations

The Company classified a non-current asset into held for sale if its carrying value is recovered by means of a sale transaction. In such case, the asset or the group of assets held for sale shall be available for immediate sale on current conditions, only subject to the usual and customary terms for selling such assets held for sale. Then its sale shall be highly probable.

For a sale to be highly probable, Management shall be committed to a plan to sell the asset, and have initiated a solid program for finding a buyer and complete the plan. In addition, the asset held for sale shall be effectively put on sale at a price that is reasonable in relation to its current fair value.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.2. Summary of significant accounting practices--Continued

2.2.2 Non-current asset held for sale and profit of discontinued operations --Continued

In addition, the sale shall be expected to be completed in up to one year after the classification date, unless events that are beyond the control of the Company change this period.

The asset held for sale is measured at the lower of its carrying value and fair value, less cost to sell. In case the carrying value exceeds its fair value, an impairment loss is recognized in the statement of income for the year. Any reversal or gain shall only be recorded until the limit of such recognized loss.

Assets and liabilities of the group of discontinued assets are reported in separate lines in assets and liabilities. The profit of discontinued operations is presented at a single amount in statement of income, which includes the total profit after income tax of these operations, less any impairment-related loss. The net cash amounts attributable to operating, investing and financing activities of discontinued operations are presented in Note 8.2.

According to Note 1, on June 7, 2013, the Company disclosed a material fact informing about the signature of the contract for selling the majority interest it held in 70% of AUSA, as detailed in Note 8.2.

As required by CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, for purposes of comparability, the information in the statement of income as of June 30, 2012 were restated and its retrospective effects are shown in Note 3.1.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation applicable as of January 1, 2013

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2013 or later. They are the following:

•   CPC 18 (R2) – Investments in associates and joint ventures – CVM Resolution no. 696 of December 13, 2012;

•   CPC 19 (R2) – Joint arrangements – CVM Resolution no. 694 of November 23, 2012;

•   CPC 33 (R1) – Employee benefits –CVM Resolution no. 695 of December 13, 2012;

•   CPC 36 (R3) – Consolidated statements – CVM Resolution no. 698 of December 20, 2012;

•   CPC 44 – Combined financial statements – CVM Resolution no. 708 of May 2, 2013;

•   CPC 45 – Disclosure of interests in other entities – CVM Resolution no. 697 of December 13, 2012; and

•   CPC 46 – Fair value measurement – CVM Resolution no. 699 of December 20, 2012;

•   OCPC 06 – Presentation of pro-forma financial information – CVM Resolution no. 709 of May 2, 2013.

Of the pronouncements listed above, the only one that impacted the Company was CPC 19(R2), and, consequently, CPC 18(R2) and CPC 36(R3). These pronouncements establish that subsidiaries shall be fully consolidated from the date control is acquired, and continue to be consolidated until such control ceases, except the joint ventures

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation applicable as of January 1, 2013--Continued

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013--Continued

which were stated at equity method in the individual and consolidated quarterly information.

The quarterly information of subsidiaries and joint-controlled investees is prepared for the same reporting period that those of the Company, adopting the accounting policies consistent with those adopted by the Company. For consolidation, the following criteria are adopted: (i) elimination of investment in subsidiaries, as well as their equity pick-up; (ii) the profit from transactions between consolidated companies, as well as those corresponding to balances of assets and liabilities are equally eliminated; and (iii) noncontrolling interests are calculated and reported separately.

The following jointly-controlled investees, which used to be recognized in the consolidated statements under the proportionate consolidation method, are recognized under the equity method as of January 1, 2013 and for the corresponding periods reported in this quarterly information:

	% - Interest
Investees	06/30/2013	12/31/2012
Gafisa SPE 48 S.A. (**)	80%	80%
Sítio Jatiuca Emp Im.SPE Ltda.	50%	50%
GAFISA SPE-116 Emp. Imob. Ltda.	50%	50%
FIT 13 SPE Emp. Imob. Ltda.	50%	50%
Gafisa SPE 47 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 85 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 71 Emp. Imob. Ltda. (**)	80%	80%
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50%	50%
Gafisa SPE 65 Emp. Imob. Ltda. (**)	80%	80%
Alto da Barra de São Miguel Em. Imob SPE Ltda.	50%	50%
Costa Maggiore Emp. Imob. Ltda	50%	50%
Gafisa SPE 73 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 46 Emp. Imob. Ltda.	60%	60%
Dubai Residencial Emp. Imob. Ltda.	50%	50%
Gafisa SPE 113 Emp. Imob. Ltda.	60%	60%
Aram SPE Emp. Imob. Ltda (**)	80%	80%
Grand Park-Parque das Arvores Em. Im. Ltda	50%	50%
O Bosque Empr. Imob. Ltda.	60%	60%
Parque do Morumbi Incorporadora Ltda. (**)	80%	80%
Grand Park - Parque das Aguas Emp Im Ltda.	50%	50%
Other (*)	Several	Several

(*)It includes companies with investment balance below R$3,000.
(**)In the adoption of CPC 18 (R2) – Investments in associates and joint ventures, based on the analysis of corporate documents and past decisions, the Company concluded that it does not hold the control of these companies, so the equity method was adopted for consolidation.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation applicable as of January 1, 2013-- Continued

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013—Continued

For purposes of comparability, the corresponding balances as of December 31, 2012 and June 30, 2012 were adjusted considering the aforementioned change in accounting practice. As required by CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors, the retrospective effects of the adoption of CPCs 18(R2), 19 (R2) and 36 (R3) are as follows:

		Impact of the	12/31/2012 balances,
	Balance originally	adoption of CPCs	after the adoption of
	reported as of	18(R2), 19 (R2) and	CPCs 18(R2), 19 (R2)
	12/31/2012	36 (R3)	and 36 (R3)
Balance sheet
Current assets	7,218,690	(812,344)	6,406,346
Non-current assets	1,575,371	(189,877)	1,385,494
Investments	-	646,590	646,590
Property and equipment and intangible assets	276,933	(701)	276,232
Total assets	9,070,994	(356,332)	8,714,662

Current liabilities	2,879,590	(247,281)	2,632,309
Non-current liabilities	3,499,037	(111,572)	3,387,465
Total liabilities	6,378,627	(358,853)	6,019,774
Equity	2,692,367	2,521	2,694,888
Total liabilities and equity	9,070,994	(356,332)	8,714,662

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation applicable as of January 1, 2013-- Continued

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013—Continued

				06/30/2012,
	Balances	Impact of the	Impact of the	balances, after the
	originally	adoption of	adoption of	adoption of CPCs
	reported as of	CPCs 18(R2), 19	CPCs 31 (Note	18(R2), 19 (R2), 36
	06/30/2012	(R2) and 36 (R3)	2.2.2)	(R3) and 31

Statement of income
Net operating revenue	1,968,370	(196,717)	(277,770)	1,493,883
Operating costs	(1,487,650)	149,604	124,349	(1,213,697)
Operating expenses, net	(372,417)	6,261	79,381	(286,775)
Equity pick-up	-	48,344	(4,159)	44,185
Financial income (expense)	(97,805)	(10,983)	12,334	(96,454)
Income and social contribution taxes	(25,933)	3,070	4,814	(18,049)
Noncontrolling interests	(15,033)	421	-	(14,612)
Profit of discontinued operations	-	-	61,051	61,051
Loss for the period	(30,468)	-	-	(30,468)

Cash flow
Operating activities	172,700	63,858	(10,265)	226,293
Investing activities	(10,410)	(74,163)	9,196	(75,377)
Financing activities	766	48,371	1,069	50,206

Statement of value added
Net added value produced by the entity	542,349	56,961	(51,255)	548,055
Added value received on transfer	41,410	37,194	(5,801)	72,803
Total added value to be distributed	583,759	94,155	(57,056)	620,858

There was no impact on the statements of comprehensive income (loss) and changes in equity for the period ended June 30, 2012.

The notes related to the corresponding amounts that are being restated are identified as “restated”.

In the period ended June 30, 2013, no new standard, standard amendment or interpretation were issued other than those disclosed in Note 3.2 to the financial statements of the Company for the year ended December 31, 2012, nor did any change was produced in relation to the expected impacts disclosed in such financial statements that may affect the interim accounting information of such period.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
Amounts in thousands of Brazilian Reais, except as otherwise stated)

4. Cash and cash equivalents and short-term investments

4.1. Cash and cash equivalents

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
Cash and banks	13,894	30,546	116,997	219,453
Securities purchased under agreement to
resell (Note 21.i.d)	27,754	65,290	483,179	368,503
Cash and cash equivalents of operations for
sale	-	-	(123,427)	-
Total cash and cash equivalents (Note 21.ii.a)	41,648	95,836	476,749	587,956

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 4.1 to the financial statements as of December 31, 2012.

4.2. Short-term investments

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
Investment funds	-	-	328	1,190
Bank deposit certificates	146,558	258,164	412,311	586,276
Restricted cash in guarantee to loans	57,961	21,005	95,812	414
Restricted credits	16,566	22,697	178,062	386,081
Other	-	5,838	-	5,838
Short-term investments of operations for sale	-	-	(62,102)	-
Total short-term investments (Note 21.ii.a)	221,085	307,704	624,411	979,799

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 4.2 to the financial statements as of December 31, 2012.

5. Trade accounts receivable of development and services

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
Real estate development and sales (Note 30)	1,151,340	1,068,562	3,521,119	3,638,711
( - ) Allowance for doubtful accounts and cancelled
contracts	(17,020)	(17,029)	(179,587)	(260,494)
( - ) Adjustments to present value	(11,955)	(9,590)	(112,931)	(89,095)
Services and construction and other receivables	22,643	22,073	32,083	24,822
Operations for sale	-	-	(789,707)	-
	1,145,008	1,064,016	2,470,977	3,313,944

Current	953,242	826,531	2,184,064	2,493,170
Non-current	191,766	237,485	286,913	820,774

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5. Trade accounts receivable of development and services --Continued

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
2013	386,655	853,150	2,079,265	2,184,722
2014	334,054	109,962	636,471	631,712
2015	238,769	70,853	480,342	402,676
2016	78,615	15,092	123,432	136,377
2017 onwards	135,890	41,578	233,692	308,046
	1,173,983	1,090,635	3,553,202	3,663,533
( - ) Adjustment to present value	(11,955)	(9,590)	(112,931)	(89,095)
( - ) Allowance for doubtful account and cancelled contracts	(17,020)	(17,029)	(179,587)	(260,494)
( - ) Operations for sale	-	-	(789,707)	-
	1,145,008	1,064,016	2,470,977	3,313,944

During the period ended June 30, 2013, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company
Balance at December 31. 2012	(17,029)
Write-offs (Note 23)	9
Balance at June 30, 2013	(17,020)

		Consolidated
		Properties for
		sale
	Receivables	(Note 6)	Net
Balance at December 31. 2012 (restated)	(260,494)	180,399	(80,095)
Additions	-	-	-
Write-offs (Note 23)	80,907	(77,951)	2,956
Balance at June 30, 2013	(179,587)	102,448	(77,139)

As of June 30, 2013, the balance composition of the subsidiary AUSA, related to operations for sale, is as follows:

06/30/2013

Real estate development and sales (Note 30)	879,277
( - ) Adjustments to present value	(89,621)
Services and construction and other receivables	51
789,707

Current	396,157
Non-current	393,550

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5. Trade accounts receivable of development and services --Continued

Maturity	06/30/2013

2013	253,326
2014	221,650
2015	119,717
2016	90,709
2017 onwards	193,926
879,328
( - ) Adjustment to present value	(89,621)
789,707

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 5 to the financial statements as of December 31, 2012.

6. Properties for sale

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
Land	645,386	664,181	987,654	897,201
( - ) Provision for realization of land	-	-	(7,290)	(7,663)
Property under construction (Note 30)	303,720	175,610	857,529	761,018
Real estate cost in the recognition of the
provision for cancelled contracts - Note 5	-	-	102,448	180,399
Completed units	90,479	85,843	409,103	344,749
Properties for sale of operations for sale	-	-	(322,721)	-
	1,039,585	925,634	2,026,723	2,175,704

Current portion	782,995	730,869	1,557,079	1,901,670
Non-current portion	256,590	194,765	469,644	274,034

There was no change in the provision for realization for land in the period ended June 30, 2013.

As of June 30, 2013, the balance composition of subsidiary AUSA, related to operations for sale, is as follows:

06/30/2013

Land	67,288
Property under construction (Nota 30)	171,099
Completed units	84,334
322,721

Current portion	276,427
Non-current portion	46,294

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.  Properties for sale --Continued

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 6 to the financial statements as of December 31, 2012.

7. Other accounts receivable

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
Advances to suppliers	1,661	931	4,716	4,262
Recoverable taxes (IRRF, PIS, COFINS, among other)	32,948	26,804	91,568	78,250
Judicial deposit (Note 17)	104,071	101,456	137,842	130,371
Other	6,982	7,016	15,845	29,844
Other accounts receivable of operations for sale	-	-	(12,619)	-
	145,662	136,207	237,352	242,727

Current portion	24,708	16,259	80,058	77,573
Non-current portion	120,954	119,948	157,294	165,154

8. Non-current assets held for sale

8.1 Land available for sale

The changes in land available for sale are summarized as follows:

		Consolidated
		Provision for
	Cost	impairment	Net balance

Balance at December 31, 2012 (restated)	185,463	(46,104)	139,359
Additions	13,962	(4,596)	9,366
Transfer from properties for sale (Note 6)	8,285	-	8,285
Transfer to properties for sale (Note 6)	(8,200)	-	(8,200)
Reversal/Write-offs	(8,819)	4,479	(4,340)

Balance at June 30, 2013	190,691	(46,221)	144,470

Gafisa and SPEs	21,061	(5,161)	15,900
Tenda and SPEs	169,630	(41,060)	128,570

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 8 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.2 Non-current assets held for sale and profit of discontinued operations

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012

Goodwill portion for sale	127,380	-	127,380	-
Investment portion	300,129	-	-	-
Asset for sale (i)	-	-	1,393,897	-
	427,509	-	1,521,277	-

Liability for sale (i)	-	-	727,005	-

(i)Net amount of eliminations relating to intercompany transactions.

As mentioned in Note 1, on September 10, 2012, the Company disclosed a material fact informing about the beginning of the analysis of strategic options for the Alphaville business aimed at maximizing shareholder value.

On June 7, 2013, the Company disclosed a material fact informing about the signature of a contract for selling the majority interest of 70% it held in AUSA to Private Equity AE Investimentos e Participações S.A., represented by Blackstone Real Estate Advisors L.P and Pátria Investimentos Ltda, for R$1,409,800. This amount will be paid in cash, at the closing date of this transaction, up to 180 days from the contract signature.

The completion of this sale is subject to the usual completion conditions of such a transactions.

Additionally, the Company also announced the acquisition of the 20% remaining stake in AUSA for R$366,662, finalizing the arbitration process (Note 32).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8. Non-current assets held for sale --Continued

8.2 Non-current assets held for sale and profit of discontinued operations--Continued

In order to meet the provisions of paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company shows below the main classes of assets and liabilities classified into held for sale of subsidiary AUSA as of June 30, 2013, after eliminations of consolidation items, as follows:

Assets		Liabilities
Current assets		Current liabilities
Cash and cash equivalents (note 4.1)	123,427	Loans and financing (Note 12)	84,917
		Payables for purchase of properties and
Short-term investments (note 4.2)	62,102	advances from customers (Note 18)	90,210
		Obligations assumed on the assignment on
Trade accounts receivable (note 5)	396,157	receivables (Note 14)	31,777
Properties for sale (note 6)	276,427	Payables to venture partners (Note 15)	38,219
Other current assets	32,125	Other payables	188,457
Total current assets	890,238	Total current liabilities	433,580
Non-current assets		Non-current liabilities
Trade accounts receivable (note 5)	393,550	Loans and financing (Note 12)	147,658
		Obligations assumed on the assignment of
Properties for sale (note 6)	46,294	receivables (Note 14)	44,176
Other non-current assets	12,565	Payables to venture partners (Note 15)	12,022
Investments	35,113	Provision for legal claims (Note 17)	16,551
Property and equipment, and intangible
assets	16,137	Other payables	73,018
Total non-current assets	503,659	Total non-current liabilities	293,425

Total assets	1,393,897	Total liabilities	727,005

The main lines of the statement of income and statement of cash flows of subsidiary AUSA are as follows:

Statement of income	06/30/2013	06/30/2012	Cash flows	6/30/2013	6/30/2012
Net operating revenue	394,772	277,770	Operating activities	(81,682)	14,570
Operating costs	(201,967)	(124,349)	Investing activities	120,701	3,483
Operating expenses, net	(91,693)	(78,312)	Financing activities	(36,604)	(9,536)
Depreciation and amortization	(1,622)	(1,069)
Equity pick-up	3,249	4,159
Financial expenses	(14,630)	(12,334)
Income and social contribution taxes	(7,344)	(4,814)
	80,765	61,051
Noncontrolling interests	(11,482)	(13,743)
Profit for the period	69,283	47,308

Management does not consider necessary to perform an impairment test in view of the investment return and the comparison of the carrying amount of these net assets with their fair values less cost to sell.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9. Investments in subsidiaries

(i) Ownership interest

(a) Information on subsidiaries and jointly-controlled investees

									Company		Consolidated		Company		Consolidated
			Total	Total	Equity and advance for		Income (loss) for the
	Ownership interest - %		assets	liabilities	future capital increase		period		Investments (provision for capital deficiency)				Equity pick-up
Direct investees	06/30/2013	12/31/2012	06/30/2013	06/30/2013	06/30/2013	12/31/2012	06/30/2013	06/30/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012
												(restated)				(restated)
Construtora Tenda S.A.	100%	100%	3,251,879	1,515,976	1,735,903	1,845,739	(69,865)	(43,142)	1,735,903	1,845,739	-	-	(69,866)	(43,142)	-	-
Shertis Emp. Part. S.A. (f)	100%	100%	129,405	11,854	117,551	104,144	13,407	11,468	117,552	104,144	1	-	13,408	11,468	-	-
Gafisa SPE 89 Emp. Im. Ltda.	100%	100%	146,067	71,322	74,745	67,668	13,777	7,397	74,745	67,668	-	-	13,777	7,397	-	-
Alphaville Urbanismo S.A. (f)	10%	60%	1,408,785	808,528	600,257	533,218	69,283	59,134	60,026	319,931	-	-	6,704	5,734	-	-
Gafisa SPE 51 Emp. Im. Ltda.	100%	100%	63,587	8,608	54,979	52,351	(393)	(1,918)	54,979	52,351	-	-	(393)	(1,918)	-	-
Gafisa SPE 48 S.A. (e)	80%	80%	73,776	5,496	68,280	68,687	(407)	2,477	54,624	54,950	54,624	54,950	(326)	1,982	(326)	1,982
EDSP 88 Participações S.A.	100%	100%	81,753	38,113	43,640	46,479	(2,839)	1,252	43,640	46,479	-	-	(2,839)	1,252	-	-
Gafisa SPE 72 Emp. Im. Ltda.	100%	100%	49,744	8,226	41,518	45,868	(4,350)	1,801	41,518	45,868	-	-	(4,350)	1,801	-	-
SPE Pq Ecoville Emp Im S.A. (e)	100%	50%	115,804	78,796	37,008	32,292	4,716	6,810	57,745	16,146	-	16,146	2,388	3,405	(1,522)	3,405
Sítio Jatiuca Emp Im.SPE Ltda. (e)	50%	50%	80,185	6,536	73,649	69,989	3,677	2,943	36,825	34,995	36,825	34,995	1,838	1,472	1,838	1,472
GAFISA SPE-116 Emp. Im. Ltda. (e)	50%	50%	65,345	163	65,182	64,030	8	2	32,591	32,015	32,591	32,015	4	1	4	1
FIT 13 SPE Emp. Im. Ltda. (e)	50%	50%	60,637	4,084	56,553	48,493	9,705	20,181	28,277	26,939	-	2,692	3,660	10,091	-	-
Gafisa SPE 41 Emp. Im. Ltda.	100%	100%	26,819	446	26,373	26,858	(486)	(16)	26,373	26,858	-	-	(486)	(16)	-	-
Gafisa SPE 50 Emp. Im. Ltda.	100%	100%	27,155	1,108	26,047	26,283	(236)	1,269	26,047	26,283	-	-	(236)	1,269	-	-
Gafisa SPE 31 Emp. Im. Ltda.	100%	100%	25,224	-	25,224	26,014	(790)	(260)	25,224	26,014	-	-	(790)	(260)	-	-
Gafisa SPE 47 Emp. Im. Ltda. (e)	80%	80%	31,195	(1)	31,196	31,151	(1)	(387)	24,956	24,921	24,956	24,921	(1)	(309)	(1)	(309)
Città Ville SPE Emp. Im. Ltda. (e)	50%	50%	68,531	20,351	48,180	17,098	1,308	-	24,090	17,098	-	-	654	-	-	-
Gafisa SPE 110 Emp. Im. Ltda.	100%	100%	45,094	25,805	19,289	15,457	3,831	721	19,289	15,457	-	-	3,831	721	-	-
Gafisa SPE 32 Emp. Im. Ltda.	100%	100%	19,295	1,173	18,122	18,043	79	(1,085)	18,122	18,043	-	-	79	(1,085)	-	-
Gafisa SPE 30 Emp. Im. Ltda.	100%	100%	16,420	349	16,071	16,243	(172)	(355)	16,071	16,243	-	-	(172)	(355)	-	-
Manhattan Square Emp. Im. Coml. 1 SPE Ltda.(e)	50%	50%	92,977	62,951	30,026	29,501	(3,320)	6,365	15,013	14,751	15,013	14,751	(1,660)	3,182	(1,660)	3,182
Gafisa SPE-71 Emp. Im. Ltda.	80%	80%	20,801	2,593	18,208	18,908	(700)	(960)	14,566	15,126	14,566	15,126	(560)	(768)	(560)	(768)
Gafisa SPE 113 Emp. Im. Ltda. (e)	60%	60%	26,664	5,427	21,237	15,795	2,704	(284)	12,742	9,477	12,742	9,477	1,622	(170)	1,622	(170)
Apoena SPE Emp Im S.A. (e)	80%	80%	17,141	2,654	14,487	13,253	1,233	1,560	11,590	10,602	-	-	986	1,248	-	-
Alto da Barra de São Miguel Em.Im. SPE Ltda. (e)	50%	50%	23,812	1,371	22,441	22,124	317	2,052	11,221	11,062	11,221	11,062	159	1,026	159	1,026
Gafisa SPE-65 Emp. Im. Ltda.	80%	80%	18,646	4,685	13,961	14,214	(253)	2,004	11,169	11,371	11,169	11,371	(202)	1,603	(202)	1,603
Gafisa SPE 85 Emp. Im. Ltda. (e)	80%	80%	73,968	60,925	13,043	22,890	(9,896)	3,773	10,434	18,312	10,434	18,312	(7,917)	3,019	(7,917)	3,019
Gafisa SPE 73 Emp. Im. Ltda. (e)	80%	80%	12,857	129	12,728	12,668	(6)	(1,988)	10,182	10,134	10,182	10,134	(5)	(1,590)	(5)	(1,590)
Gafisa SPE 46 Emp. Im. Ltda. (e)	60%	60%	19,159	2,833	16,326	16,585	(259)	1,086	9,796	9,951	9,796	9,951	(156)	652	(156)	652
Costa Maggiore Emp. Im. Ltda (e)	50%	50%	19,502	834	18,668	19,426	1,743	1,260	9,334	10,379	9,334	10,379	955	630	955	630
Gafisa SPE 38 Emp. Im. Ltda.	100%	100%	8,126	140	7,986	7,850	135	(76)	7,986	7,850	-	-	135	(76)	-	-
Gafisa SPE 123 Emp. Im. Ltda.	100%	100%	13,385	5,436	7,949	5,953	1,996	(218)	7,949	5,953	-	-	1,996	(218)	-	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9. Investments in subsidiaries --Continued

(i) Ownership interest --Continued

(a) Information on subsidiaries and jointly-controlled investees --Continued

									Company		Consolidated		Company		Consolidated
				Total	Equity and advance for		Income (loss) for the
	Ownership interest - %		Total assets	liabilities	future capital increase		period		Investments (provision for capital deficiency)				Equity pick-up
Direct investees	06/30/2013	12/31/2012	06/30/2013	06/30/2013	06/30/2013	12/31/2012	06/30/2013	06/30/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2013
												(restated)				(restated)
Grand Park-Parque das Arvores Em. Im. Ltda(e)	50%	50%	56,185	41,096	15,089	13,871	(1,776)	(8,026)	7,545	6,936	7,545	6,936	609	(4,013)	609	(4,013)
Gafisa SPE 36 Emp. Im. Ltda.	100%	100%	7,895	579	7,316	6,605	711	393	7,316	6,605	-	-	711	393	-	-
Dubai Residencial Emp. Im. Ltda.	50%	50%	30,230	15,905	14,325	19,578	(380)	(1,895)	7,162	9,789	7,162	9,789	(102)	(921)	(102)	(921)
Varandas Grand Park Emp. Im. SPE Ltda	50%	50%	64,810	50,512	14,298	6,136	7,643	1,222	7,149	3,068	7,149	3,068	4,081	611	4,081	611
Gafisa SPE 37 Emp. Im. Ltda.	100%	100%	7,407	758	6,649	6,647	2	81	6,649	6,647	-	-	2	81	-	-
Gafisa SPE 27 Emp. Im. Ltda.	100%	100%	7,249	1,158	6,091	5,430	662	(448)	6,091	5,430	-	-	662	(448)	-	-
Maraville GFSA SPE Emp. Im. Ltda	100%	100%	17,333	11,772	5,561	5,043	518	(963)	5,561	5,043	-	-	518	(963)	-	-
O Bosque Empr. Imob. Ltda. (e)	60%	60%	9,341	80	9,261	9,371	(114)	(231)	5,557	5,623	5,557	5,623	(66)	(139)	(66)	784
Aram SPE Emp. Imob. Ltda (e)	80%	80%	16,862	9,922	6,940	13,207	331	2,067	5,452	8,391	5,452	8,391	(6,126)	784	(6,126)	(139)
Gafisa SPE 111 Emp. Im. Ltda.	100%	100%	21,205	15,800	5,405	4,556	848	479	5,405	4,556	-	-	848	479	-	-
Gafisa SPE 42 Emp. Im. Ltda.	100%	100%	7,165	1,774	5,391	5,881	(490)	(664)	5,391	5,881	-	-	(490)	(664)	-	-
Gafisa SPE 22 Emp. Im. Ltda.	100%	100%	5,934	639	5,295	5,280	15	(147)	5,295	5,280	-	-	15	(147)	-	-
Gafisa SPE 53 Emp. Im. Ltda.	100%	100%	6,001	1,821	4,180	5,455	(1,276)	309	4,180	5,455	-	-	(1,276)	309	-	-
Gafisa SPE-118 Emp. Im. Ltda.	100%	100%	3,498	6	3,492	3,496	(4)	-	3,492	3,496	-	-	(4)	-	-	-
Grand Park - Parque das Aguas Emp Im Ltda.(d)	50%	50%	29,491	23,248	6,243	7,004	(1,747)	(5,784)	3,122	3,502	3,122	3,502	(180)	(2,892)	(180)	(2,892)
OCPC01 adjustment – capitalized interests (d)			-	-	-	-	-	-	39,163	30,052	-	3,687	9,112	9,428	-	2,450
Other (*)			88,673	50,055	38,618	93,244	1,370	(8,096)	26,373	80,777	14,900	51,311	(730)	19,925	(377)	16,259

Gafisa SPE 55 Ltda.			54,460	5,363	49,097	39,628	(573)	(1,344)	-	-	38,243	38,611	-	-	(458)	(776)
Saí Amarela S/A			6,033	-	5,998	3,001	(79)	(32)	-	-	2,849	2,888	-	-	(39)	(16)
Sunshine SPE S/A			5,096	724	4,372	3,373	(1,249)	(246)	-	-	3,334	3,372	-	-	(750)	16
Other indirect subsidiaries of Gafisa (*)			36,524	2,670	33,889	3,247	456	2,150	-	-	1,129	1,702	-	-	228	(475)
Indirect subsidiaries of Gafisa			102,113	8,757	93,356	49,249	(1,445)	528	-	-	45,555	46,573	-	-	(1,019)	(1,251)

FIT 13 SPE Emp. Im. Ltda.			60,637	4,084	56,318	47,958	9,705	20,181	-	-	61,173	51,651	-	-	9,705	20,181
FIT Jardim Botanico SPE			39,396	409	38,987	15,256	905	557	-	-	21,443	20,526	-	-	498	307
FIT 34 SPE Emp.Imob.			30,118	2,760	27,358	8,516	1,753	1,670	-	-	19,151	19,453	-	-	1,227	1,169
FIT SPE 11 Emp.Imob.			46,438	24,184	22,254	8,543	1,493	2,106	-	-	15,578	13,083	-	-	1,045	1,474
AC Participações			36,382	18,993	17,389	(85)	593	(324)	-	-	13,911	12,659	-	-	474	(259)
Maria Ines SPE Emp.Imob.			21,093	373	20,720	3,297	190	93	-	-	12,432	12,303	-	-	114	55
FIT31 SPE Emp. Imob.			32,891	20,254	12,637	8,138	(12)	814	-	-	8,846	9,734	-	-	(9)	570
FIT Planeta Zoo/Ipitanga			17,668	1,105	16,563	12,887	(394)	346	-	-	8,281	8,470	-	-	(197)	173
CittaItapoa			17,649	1,717	15,932	1,870	(812)	255	-	-	7,966	9,898	-	-	(406)	127
FIT SPE 02 Emp.Imob.			11,691	9	11,682	(2,871)	(75)	1	-	-	7,009	7,061	-	-	(45)	-
Parque dos Passaros			55,203	44,805	10,399	3,415	830	(4,081)	-	-	5,199	1,708	-	-	4,082	(2,040)
FIT Citta Imbui			9,600	561	9,038	9,097	(59)	20	-	-	4,519	4,549	-	-	(30)	10
Klabin Segall FIT 1 SPE Ltda			6,745	27	6,718	6,305	(2)	-	-	-	3,359	3,299	-	-	(1)	-
Other indirect subsidiaries of Tenda(*)			71,510	46,532	24,979	969	(1,443)	(2,156)	-	-	16,077	18,094	-	-	(1,875)	(1,598)
Indirect subsidiaries of Tenda			485,029	194,055	290,974	123,295	12,672	19,482	-	-	204,944	192,488	-	-	14,582	20,169

SPELeblonS.A.			-	-	-	44,360	-	-	-	-	-	16,220	-	-	-	-
Krahô Empreendimentos ImobiliárioS.A.			-	-	-	28,205	-	-	-	-	-	13,397	-	-	-	-
SL Sociedade Loteadora Ltda.			-	-	-	40,551	-	-	-	-	-	4,510	-	-	-	-
Alphaville Reserva Santa ClaraEmp. Imob. Ltda			-	-	-	14,566	-	-	-	-	-	4,192	-	-	-	-
Other indirect subsidiaries of AUSA(*)			-	-	-	29,174	-	-	-	-	-	620	-	-	-	-
Indirect subsidiaries of AUSA			-	-	-	156,857	-	-	-	-	-	38,940	-	-	-	-
Subtotal			7,072,151	3,156,605	3,915,311	3,895,477	51,486	81,173	2,801,482	3,149,641	554,840	646,590	(30,179)	29,869	3,631	45,192

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9. Investments in subsidiaries --Continued

(i) Ownership interest --Continued

(a) Information on subsidiaries and jointly-controlled investees —Continued

									Company		Consolidated		Company		Consolidated
			Total	Total	Equity and advance for		Income (loss) for the
	Interest - %		assets	liabilities	future capital increase		period		Investments (provision for capital deficiency)				Equity pick-up
Direct investees	06/30/2013	12/31/2012	06/30/2013	06/30/2013	06/30/2013	12/31/2012	06/30/2013	06/30/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2013
												(restated)				(restated)
Other investments (a)									122,182	226,131	-	-	-	-	-	-
Goodwill on acquisition of subsidiaries (b)									43,536	171,423	-	-	-	-	-	-
Total investments									2,967,200	3,547,195	554,840	646,590	(30,179)	29,869	3,631	45,192

(*)It includes companies with investment balance below R$3,000.

									Company		Consolidated		Company		Consolidated
			Total	Total	Equity and advance for		Income (loss) for the
	Interest - %		assets	liabilities	future capital increase		period		Provision for capital deficiency				Equity pick-up
Direct investees	06/30/2013	12/31/2012	06/30/2013	06/30/2013	06/30/2013	12/31/2012	06/30/2013	06/30/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2013
Provision for capital deficiency (c):												(restated)				(restated)
Manhattan Square Emp. Imob. Res. 1 SPE Ltda	100%	100%	214,194	250,267	(36,073)	(29,760)	(6,313)	(1,078)	(18,037)	(14,880)	(18,037)	(18,037)	(3,157)	(539)	-	(539)
Gafisa SPE 117 Emp. Im. Ltda.	100%	100%	18,675	25,586	(6,911)	(5,918)	(993)	(3,485)	(6,911)	(5,918)	-	-	(993)	(3,485)	-	-
Gafisa SPE 126 Emp. Im. Ltda.	100%	100%	29,308	32,010	(2,702)	(1,642)	(1,060)	-	(2,702)	(1,642)	-	-	(1,060)	-	-	-
Gafisa SPE 69 Emp. Im. Ltda.	100%	100%	2,891	5,503	(2,612)	(2,172)	(440)	213	(2,612)	(2,172)	-	-	(440)	213	-	-
Península SPE 2 S/A	100%	100%	1,768	6,298	(4,530)	(4,521)	372	388	(2,265)	(1,851)	(2,265)	(2,265)	186	194	-	194
Other (*)			97,500	111,773	(14,273)	(9,510)	(5,205)	(3,676)	(12,220)	(7,829)	(2,019)	1,063	(4,394)	(2,830)	-	(662)
Total provision for capital deficiency			364,336	431,437	(67,101)	(53,523)	(13,639)	(7,638)	(44,747)	(34,292)	(22,321)	(19,239)	(9,858)	(6,447)	0	(1,007)

Total equity pick-up													(40,037)	23,422	3,631	44,185

(a)   As a result of the establishment in January 2008 of a unincorporated venture (SCP), the Company holds interests in such company that as of June 30, 2013 amounts to R$122,182 (December 31, 2012 -R$226,131) - Note 15.

(b)   See composition in Note 11.

(c)   Provision for capital deficiency is recorded in account “Other payables” (Note 16).

(d)   Charges not appropriated to the income of subsidiaries, as required by paragraph 6 of OCPC01. (e) Jointly-controlled investees.

(f)   The Company has 80% interest in AUSA, of which 60% is held directly and 20% indirectly through the subsidiary Shertis Emp. e Part. S.A.. Of the direct interest of 60%, 50% is for sale, according to Note 8.2.

(g)   On February 27, 2013, the Company carried out a business combination related to the barter of interest in jointly-controlled investees SPE Reserva Ecoville and SPE Parque Ecoville, as detailed in Note 9.1.

(h)   Fully consolidated companies which control is held by the companies of the group.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9. Investments in subsidiaries --Continued

(b) Change in investments

	Company	Consolidated
Opening balance at December 31 (restated)	3,547,195	646,590
Equity pick-up	(40,037)	3,631
Capital contribution	48,477	45,207
Redemption of shares of subsidiaries (Note 15)	(100,000)	-
Advance for future capital increase	(33,037)	(41,331)
Acquisition/sale of interest	-	(55,741)
Effect reflecting the program for purchase of treasury
shares of Gafisa by Tenda (i)	(39,970)	-
Dividends receivable	(7,175)	(5,265)
Other investments	(2,632)	1,196
FIDC	(11,125)	-
Write-off of Cipesa goodwill for sale of land	(506)	(506)
Asset held for sale (Note 8.2)	(427,509)	(38,940)
Result of asset held for sale	33,519	-
Balance at June 30	2,967,200	554,840

(i)  On November 27, 2012, the Board of Directors of the subsidiary Tenda approved the creation of a program to repurchase (“Program”) the common shares issued by its parent company Gafisa to hold them in treasury and later sell them. According to the Program, the acquisition in the stock exchange of shares by Tenda shall be measured at the market prices of shares of Gafisa at BM&F BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and will be carried out by charging the capital reserve account of Tenda. The Program can be carried out in up to 365 days and the acquisition of shares on the Program shall be limited to 10.000.000 common shares of Gafisa. In the six-month period ended June 30, 2013, the totality of 10,000,000 shares were acquired under the Program (Note 9), for the total amount of R$39,970.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 9 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.1. Business combination

On February 27, 2013, the Company carried out a business combination related to the barter of interest in the jointly-controlled investees SPE Reserva Ecoville (interest of 50% granted) for SPE Parque Ecoville (interest of 50% received). As a result of this transaction, the Company allocated, on preliminarily basis, the amount of R$22,644 to the heading “Properties for sale”, in consolidated information. In individual information, this amount is under “Investments”. The definite allocation of this amount will be carried out over a period of up to one year, according to CPC 15(R1) – Business Combination.

10. Property and equipment

	Company		Consolidated
								(-)
								Operations
Type	12/31/2012	Addition	Write-off	06/30/2013	12/31/2012	Addition	Write-off	for sale	06/30/2013
Cost					(restated)
Hardware	15,919	1,655	(42)	17,532	29,440	4,510	(95)	(2,301)	31,554
Vehicles and aircrafts	31	-	-	31	7,627	5,976	-	(12,578)	1,025
Leasehold improvements and installations	8,545	-	-	8,545	33,375	5,616	(1,519)	(4,143)	33,329
Furniture and fixtures	1,471	-	-	1,471	7,822	109	-	(2,134)	5,797
Machinery and equipment	2,636	1	-	2,637	4,162	106	(59)	(53)	4,156
Molds	-	-	-	-	8,130	-	-	-	8,130
Sales stands	121,719	4,205	-	125,924	194,952	5,197	-	(1,622)	198,527
	150,321	5,861	(42)	156,140	285,508	21,514	(1,673)	(22,831)	282,518

Accumulated depreciation
Hardware	(11,321)	(910)	2	(12,229)	(19,443)	(1,900)	2	1,518	(19,823)
Vehicles and aircrafts	(31)	-	-	(31)	(6,038)	(55)	-	5,068	(1,025)
Leasehold improvements and installations	(4,771)	(1,018)	-	(5,789)	(17,225)	(3,558)	287	1,625	(18,871)
Furniture and fixtures	(992)	(74)	-	(1,066)	(4,408)	(367)	-	1,322	(3,453)
Machinery and equipment	(553)	(132)	-	(685)	(737)	(195)	5	11	(916)
Molds	-	-	-	-	(7,253)	(178)	-	-	(7,431)
Sales stands	(115,745)	(3,836)	-	(119,581)	(184,259)	(4,008)	-	-	(188,267)
	(133,413)	(5,970)	2	(139,381)	(239,363)	(10,261)	294	9,544	(239,786)

	16,908	(109)	(40)	16,760	46,145	11,253	(1,379)	(13,287)	42,732

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 10 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

11. Intangible assets

			Company
	12/31/2012			06/30/2013
	Balance	Addition	Write-down	Balance
Software – Cost	62,123	11,485	(252)	73,356
Software – Depreciation	(30,572)	-	(5,450)	(36,022)
Other	8,296	3,401	(1,467)	10,230
	39,847	14,886	(7,169)	47,564

			Consolidated
	12/31/2012				06/30/2013
				(-) Operations for
	Balance	Addition	Write-down	sale	Balance
Goodwill	(restated)
AUSA	152,856	-	-	(127,380)	25,476
Cipesa	40,687	-	-	-	40,687
Provision for non-realization / Write-off –
sale of land	(22,120)	-	(507)	-	(22,627)
	171,423	-	(507)	(127,380)	43,536

Software – Cost	83,753	14,032	(253)	(3,683)	93,849
Software – Depreciation	(39,193)	33	(7,611)	832	(45,939)
Other	14,104	4,321	(2,753)	-	15,672
	58,664	18,386	(10,617)	(2,851)	63,582

	230,087	18,386	(11,124)	(130,231)	107,118

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 11 to the financial statements as of December 31, 2012.

The Company evaluates the recovery of the carrying amount of goodwill at the end of each year. As of June 30, 2013, the Company did not found any indication of impairment in the carrying amount of goodwill.

12. Loans and financing

			Company		Consolidated
Annual interest
Type	Maturity	rate	06/30/2013	12/31/2012	06/30/2013	12/31/2012
						(restated)
Certificate of Bank Credit –	August 2013	to 0.82 % to 3.04%
CCB	December 2017	CDI / 13.20%	914,715	867,155	1,145,692	1,118,553
Promissory notes	December 2013	125% of CDI	80,236	80,159	80,236	80,159
National Housing System - SFH	October 2013	a TR + 8.30 % t
	September 2018	11.50%	254,332	227,376	739,518	704,758
Assumption of debt in connection
with inclusion of subsidiaries ‘debt
and other	April 2013	TR + 12%	-	1,064	-	1,064
Operations for sale			-	-	(232,575)	-
			1,249,283	1,175,754	1,732,871	1,904,534

Current portion			314,521	356,781	487,118	613,973
Non-current portion			934,762	818,973	1,245,753	1,290,561

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Loans and financing --Continued

As of May 9, 2013, the Company issued Certificates of Bank Credit CCB in the amount of R$217,000, maturing on May 9, 2017, and with secured guarantee, represented by first-priority mortgage of select real estate venture units of the Company, and the pledging of these real estate receivables.

As of June 30, 2013, the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, based on market estimates, as shown below.

		Company			Consolidated
Maturity	06/30/2013		12/31/2012	06/30/2013		12/31/2012
	Carrying value	Contractual cash flow	Carrying value	Carrying value	Contractual cash flow	Carrying value
						(restated)
2013	157,121	202,553	356,781	251,898	325,324	613,973
2014	392,730	481,548	436,324	731,087	858,743	701,401
2015	417,410	467,121	261,023	614,921	680,363	397,519
2016	211,824	235,898	105,528	277,096	310,951	161,883
2017 onwards	70,198	83,464	16,098	90,444	112,694	29,758
Operations for sale	-	-	-	(232,575)	(280,638)	-
	1,249,283	1,470,584	1,175,754	1,732,871	2,288,075	1,904,534

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of June 30, 2013 and December 31, 2012 are disclosed in Note 13. As of June 30, 2013, the Company is in compliance with such covenants.

As of June 30, 2013, the composition of the subsidiary AUSA’s balance, related to operations for sale, is as follows:

Type	Maturity	Annual interest rate	06/30/2013

Certificates of Bank Credit (CCB)	August 2013 to December 2017	0.82 % to 3.04% + CDI	230,983
National Housing System (SFH)	January 2015	TR + 9.92%	1,592
			232,575

Current portion			84,917
Non-current portion			147,658

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Loans and financing --Continued

Maturity	06/30/2013
	Carrying value	Contractual cash flow

2013	42,793	49,720
2014	62,313	75,027
2015	57,025	67,810
2016	54,760	63,769
2017 onwards	15,684	24,312
	232,575	280,638

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

		Company		Consolidated
	06/30/2013		06/30/2012	06/30/2013	06/30/2012
					(restated)
Total financial expenses for the period	95,049		149,804	176,758	205,428
Capitalized financial charges	(22,680)		(67,291)	(86,807)	(113,970)

Financial expenses (Note 25)	72,369		82,513	89,951	91,458

Financial charges included in “Properties for sale”

Opening balance	135,582		108,450	239,327	204,739
Capitalized financial charges	32,972		67,291	86,807	113,970
Charges appropriated to statement of income (Note 24)	(40,537)		(40,757)	(72,314)	(79,684)
(-) Reclassification of asset held for sale	-		-	(10,386)	(8,529)
Closing balance	128,017		134,984	243,434	230,496

The other explanation related to this note were not subject to significant changes in relation to those reported in Note 12 to the financial statements as of December 31, 2012.

13. Debentures

				Company		Consolidated
	Principal -
Program/placement	R$	Annual interest	Final maturity	06/30/2013	12/31/2012	06/30/2013	12/31/2012
							(restated)
Third program /first placement - Fifth placement (i)	250,000	120% of CDI	May 2013/ May 2018	-	129,569	-	129.569
Sixth placement	100,000	CDI + 1.50%	June 2014	143,729	137,763	143,729	137.763
Seventh placement	600,000	TR + 10.17%	December 2017	576,771	601,200	576,771	601.200
Eighth placement /first placement	288,427	CDI + 1.95%	October 2015	292,468	291,956	292,468	291.956
Eight placement/second placement	11,573	IPCA + 7.96%	October 2016	14,422	13,411	14,422	13.411
First placement (Tenda)	600,000	TR + 9.33%	October 2015	-	-	485,371	562.004
Second placement (Tenda) (ii)	250,000	120% of CDI	June 2015	-	-	246,908	-
				1,027,390	1,173,899	1,759,669	1.735.903

Current portion				201,703	184,279	385,757	346.360
Non-current portion				825.687	989,620	1,373,912	1,389,543

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Debentures--Continued

(j) On April 12, 2013, with the re-ratification on April 18, 2013, the Board of Directors approved the conditions to be provided to the debenture holders of the 5th placement 2nd Series because of the scheduled renegotiation established in the Indenture, on conditions that are identical to those effective in such indenture. On these same dates, the conditions were disclosed to debenture holders, who could accept the conditions and hold the debenture through maturity or reject them, having ensured the acquisition by the Issuer. On May 6, 2013, the Company paid the interest established in the indenture of the 5th placement Debentures, and acquired the debentures related to the non-renegotiation option, in the amount of R$130,203, not having other restrictive covenants to be fulfilled regarding this placement.

(ii) On June 19, 2013, the subsidiary Tenda approved the public distribution with restrict efforts of the 2nd Placement of nonconvertible simple Debentures, with secured and unsecured guarantee, in single series, in the total amount of R$250,000, maturing in 24 months. The placement provides for the chattel mortgage of the shares of Alphaville Urbanismo S.A., held by subsidiary Shertis Empreendimentos e Participações S.A. and the guarantee of the Company and the subsidiary AUSA.

As of June 30, 2013, the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, based on market estimates, as shown below:

		Company			Consolidated
Maturity	06/30/2013		12/31/2012	06/30/2013		12/31/2012
	Carrying value	Contractual cash flow	Carrying value	Carrying value	Contractual cash flow	Carrying value
						(restated)
2013	32,975	69,403	184,279	118,965	178,920	346,360
2014	336,548	434,440	329,358	534,611	692,691	529,281
2015	299,952	362,870	300,000	748,178	839,593	500,000
2016	157,915	192,431	156,642	157,915	192,431	156,642
2017 onwards	200,000	215,437	203,620	200,000	215,437	203,620
	1,027,390	1,274,581	1,173,899	1,759,669	2,119,072	1,735,903

The ratios and minimum and maximum amounts stipulated by these restrictive covenants at June 30, 2013 and December 31, 2012 are as follows:

	06/30/2013	12/31/2012
Fifth placement		(restated)
Total account receivable plus inventory of finished units required to be
equal to or over 2.2 times the net debt or below zero	N/A	3.61 times
Total debt less venture debt (3) less cash and cash equivalents and short-
term investments (1) cannot exceed 75% of equity	N/A	8.05%

Seventh placement
Total receivable plus inventory required to be below zero or 2.0 times over
net debt less venture debt (3)	14.60 times	46.13 times
Total debt less venture debt (3) , less cash and cash equivalents and short-
term investments (1) , cannot exceed 75% of equity plus noncontrolling
interests	22.58%	7.60%
Total receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payables for purchase
of properties plus unappropriated cost	1.91 times	1.85 times

Eighth placement - first and second series, second issuance of
Promissory Notes, first and second series
Total receivable plus inventory of finished units required to be below zero or
2.0 times over net debt less venture debt	11.47 times	36.51 times
Total debt less venture debt, less cash and cash equivalents and short-term
investments (1) , cannot exceed 75% of equity plus noncontrolling interests	22.58%	7.60%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

	06/30/2013	12/31/2012
First placement – Tenda		(restated)
Total receivable plus inventory required to be equal to or over 2.0 times net debt less debt with secured guarantee (3) or below zero, considering that
TR(4) plus TE(5) is always above zero.	-3.85	-3.19
Net debt less debt with secured guarantee (3) required to be not in excess of
50% of equity.	-30.07%	-41.97%
Total receivable plus unappropriated income plus total inventory of finished units required to be 1.5 times the net debt plus payable for purchase of
properties plus unappropriated cost	4.42 times	6.18 times

(1) Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2) Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3) Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4) Total receivables.

(5) Total inventory.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 13 to the financial statements as of December 31, 2012.

14. Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
Assignment of receivables:
CCI obligation Jun/09	-	-	12,664	14,666
CCI obligation Jun/11	17,346	24,362	23,371	40,376
CCI obligation Sep/11	878	8,729	878	8,729
CCI obligation Dec/11	6,891	11,590	11,133	16,864
CCI obligation May/12	9,311	11,179	15,822	20,824
CCI obligation Jul/12	4,187	7,561	4,187	7,561
CCI obligation Nov/12	-	-	90,399	113,431
CCI obligation Dec/12	46,307	62,325	46,307	62,325
Other	6,420	7,037	4,888	5,523
Operations for sale	-	-	(75,953)	-
	91,340	132,783	133,696	290,299

Current portion	56,676	70,360	79,763	134,339
Non-current potion	34,664	62,423	53,933	155,960

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 14 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

15. Payables to venture partners

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012

Payable to venture partners (a)	100,000	200,000	130,266	266,565
Usufruct of shares (b)	24,938	30,048	47,814	57,141
Operations for sale	-	-	(50,241)	-
	124,938	230,048	127,839	323,706

Current portion	110,495	110,513	113,396	161,373
Non-current portion	14,443	119,535	14,443	162,333

As of June 30, 2013 the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, from market estimates, as shown below.

		Company			Consolidated
	06/30/2013		12/31/2012	06/30/2013		12/31/2012
	Carrying amount	Contractual cash flow	Carrying amount	Carrying amount	Contractual cash flow	Carrying amount
2013	5,402	6,700	110,513	15,049	15,701	161,373
2014	108,742	111,500	108,741	143,411	154,917	142,713
2015	6,081	8,000	6,081	11,179	14,700	11,179
2016	3,573	4,700	3,573	6,388	8,400	6,388
2017 onwards	1,140	1,500	1,140	2,053	2,700	2,053
Operations for sale	-	-	-	(50,241)	(56,636)	-
Total	124,938	132,400	230,048	127,839	139,782	323,706

(a) At a meeting of the venture partners held on February 2, 2012, they decided to reduce the SCP capital by 100,000,000 Class B units and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such units. As of June 30, 2013, the SCP has a capital of R$113,084 (composed of 13,084,000 Class A units held by the Company and 100,000,000 Class B units held by other unit holders). On April 1, 2013,it was resolved the redemption of 26,666,666 redeemable Class B preferred shares issued by Alphaville 08 Empreendimentos Imobiliários S.A., which caused shareholders to receive R$26,666. On the same date, dividends arising from the preferred shares were paid to their holders.

(b) In the first half ended June 30, 2013, dividends were paid to the holders of preferred shares through Alphaville Ribeirão Preto Empreendimentos Imobiliários and Gafisa SPE 89 Empreendimentos Imobiliários in the amounts of R$5,400 and R$6,700, respectively.

As of June 30, 2013, the balance composition of subsidiary AUSA, related to operations for sale, is as follows:

06/30/2013

Payable to venture partners (a)	27,365
Usufruct of shares (b)	22,876
50,241

Current portion	38,219
Non-current portion	12,022

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

15. Payables to venture partners --Continued

	06/30/2013
	Carrying amount	Contractual cash flow
2013	5,246	5,400
2014	36,169	39,636
2015	5,098	6,700
2016	2,815	3,700
2017 onwards	913	1,200
Total	50,241	56,636

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 15 to the financial statements as of December 31, 2012.

16. Other obligations

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
Acquisition of interests	2,286	2,286	21,646	21,679
Provision for penalties for delay in construction works	7,007	8,883	24,151	36,249
Cancelled contract payable	8,516	2,363	59,590	57,458
FIDC payable (a)	-	-	-	9,592
Warranty provision	25,965	28,345	73,217	73,934
Deferred sales taxes (PIS and COFINS)	24,859	21,772	32,866	31,712
Provision for net capital deficiency (Note 9)	44,735	35,570	22,321	19,239
Other liabilities	20,127	13,781	67,253	35,192
Other obligations of operations for sale	-	-	(65,094)	-
	133,495	113,000	235,950	285,055

Current portion	94,768	90,953	178,657	196,346
Non-current portion	38,727	22,047	57,293	88,709

(a) Refers to the operation of assignment of receivables portfolio. On May 7, the Company entered into an agreement with the shareholders of Gafisa FIDC for the assignment of the totality of subordinated shares it owned in the Fund. As provided in the agreement, the Company received R$5,008 in cash and R$2,911 in real estate receivables previously assigned to Gafisa FIDC.

17. Provisions for legal claims and commitments

In the period ended June 30, 2013, the changes in the provision are summarized as follows:

Company	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2012	109,585	372	18,410	128,367
Addition to and reversal of provision (Note 24)	(1,042)	(9)	16,527	15,476
Payment	(7,787)	-	(7,829)	(15,616)
Balance at June 30, 2013	100,756	363	27,108	128,227

Current portion	31,798	363	27,108	59,269
Non-current portion	68,958	-	-	68,958

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

Consolidated	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2012	138,615	14,670	55,075	208,360
Addition to and reversal of provision (Nota 24)	(7,548)	241	23,781	16,474
Payment	(12,300)	(57)	(12,576)	(24,933)
(-) Operations for sale	(2,520)	(13,055)	(976)	(16,551)
Balance at June 30, 2013	116,247	1,799	65,304	183,350

Current portion	31,798	363	27,108	59,269
Non-current portion	84,449	1,436	38,196	124,081

(i) Lawsuits in which likelihood of loss is rated as possible In addition, as of June 30, 2013, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. According to the opinion of the legal counsel, the likelihood of loss is rated as possible, in the amount of R$937,960 (R$705,939 as of December 31, 2012), based on average past outcomes adjusted to current estimates, for which the Company’s Management also believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts, review of the involved amounts, and civil claims involving a discussion on the building of the venture.

		Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
Civil claims	388,520	207,627	738,654	529,000
Tax claims	35,398	45,062	44,549	53,033
Labor claims	149,898	74,227	205,961	123,906
Operations for sale	-	-	(51,204)	-
	573,816	326,916	937,960	705,939

As of June 30, 2013, the Company and its subsidiaries have deposited in court the amount of R$104,071 (R$101,456 as of December 31, 2012) in the Company’s statements and R$137,842 (R$130,371 as of December 31, 2012) in the consolidated statement (Note 7) in connection with the legal claims of the Company.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

(ii) Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following other commitments:

(i) The Company has contracts for the rental of 30 properties where its facilities are located, the monthly cost amounting to R$1,942 adjusted by the IGP-M/FGV variation. The rental term ranges from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

(ii) As of June 30, 2013, the Company, through its subsidiaries, has long-term obligations in the amount of R$12,099 (R$163 as of December 31, 2012), related to the supply of the raw material used in the development of its real estate ventures.

The other explanation related to this note were not subject to significant changes in relation to those reported in Note 17 to the financial statements as of December 31, 2012.

18. Payables for purchase of properties and advances from customers

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
Payables for purchase of properties	163,615	108,039	297,380	256,263
Adjustment to present value	(207)	(923)	484	(2,010)
Advances from customers
Development and sales (Note 30)	40,220	22,895	158,530	132,789
Barter transaction – Land	128,146	150,396	166,598	187,041
Operations for sale	-	-	(90,210)	-
	331,774	280,407	532,782	574,083

Current portion	312,271	246,218	478,054	503,889
Non-current portion	19,503	34,189	54,728	70,194

19. Equity

19.1. Capital

As of June 30, 2013, the Company's authorized and paid-in capital amounts to R$2,740,657 (R$2,735,794 as of December 31, 2012), represented by 435,099,535 (433,229,779 as of December 31, 2012) registered common shares, without par value, of which 10,599,486 (599,486 as of December 31, 2012) were held in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity --Continued

19.1. Capital --Continued

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

In the year ended December 31, 2012, there was no change in common shares held in treasury. According to Note 9, in the period ended June 30, 2013, 10,000,000 treasury shares were purchased in stock exchange on the program for repurchase of shares of the Company by the subsidiary Tenda.

Treasury shares – 06/30/2013
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2,8880	0.14%	1,727	1,731
02/18/2013	1,000,000	4,3316	0.23%	2,880	4,336
04/05/2013	121,000	3,9689	0.03%	348	481
04/16/2013	1,660,000	4,0512	0.38%	4,781	6,732
04/17/2013	500,000	3,8376	0.11%	1,440	1,921
04/18/2013	719,000	3,9114	0.17%	2,071	2,815
04/22/2013	2,000,000	4,0352	0.46%	5,760	8,079
06/07/2013	4,000,000	3,8972	0.92%	11,520	15,606
	10,599,486	3,9302	0.37%	30,527	41,701

(*) Market value calculated based on the closing share price at June 30, 2013 (R$2.88), not considering the effect of occasional volatilities.

Treasury shares – 12/31/2012
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,824	1,731

(*) Market value calculated based on the closing share price at December 31, 2012 (R$4.71), not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of claims.

During the period ended June 30, 2013, a capital increase amounting to R$4,863, with the issuance of 1,869,756 new common shares was approved.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity --Continued

19.2. Stock option plan

The change in the number of shares outstanding is as follows:

Common shares - In thousands
Shares outstanding as of December 31, 2012	432,629
Exercise of stock option	1,870
Repurchase of treasury shares	(10,000)
Shares outstanding as of June 30, 2013	424,499
Treasury shares	10,600
Paid-in shares as of June 30, 2013	435,099

Weighted average shares outstanding	429,270

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) in the periods ended June 30, 2013 and 2012, are as follows:

	06/30/2013	06/30/2012
		(restated)
Gafisa	9,480	11,423
Tenda	65	290
	9,545	11,713
Alphaville	11,368	8,070
	20,913	19,783

(i) Gafisa

During the period ended June 30, 2013, the Company granted 5,383,627 options in connection with its stock option plans comprising common shares.

The fair value of the new granted options totaled R$11,048, which was set based on the following assumptions:

	06/30/2013
Pricing model	Binomial	Monte Carlo
		R$4.08 and
Exercise price of options (R$)	R$4.05	R$0.01
Weighted average price of options (R$)	R$4.05	R$1.11
Expected volatility (%) – (*)	40%	40%
Expected option life (years)	12.43 years	2.45 years
Dividend income (%)	1.90%	1.90%
Risk-free interest rate (%)	7.23%	7.23%

(*) The volatility was determined based on regression analyses of the ratio of the share volatility of the parent company, Gafisa S.A., to the Ibovespa index.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity --Continued

19.2. Stock option plan --Continued

Changes in the stock options outstanding in the period ended June 30, 2013 and December 31, 2012, including the respective weighted average prices, are as follows:

	2013		2012
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of
the period	9,742,400	1.32	16,634,974	9.81
Options granted	5,383,627	1.86	7,639,048	1.66
Options exercised (i)	(1,869,756)	2.60	(530,220)	3.09
Options substituted	-	-	(9,264,253)	8.28
Options expired	-	-	(579,774)	8.49
Options forfeited	(64,160)	0.40	(4,157,375)	7.58

Options outstanding at the end of the
period	13,192,111	1.35	9,742,400	1.32

Exercisable options at the end of the
period	-	-	-	-

(i) In the period ended June 30, 2013, the amount received for the exercised options was R$4,863 (R$1,637 in the year ended December 31, 2012).

The options outstanding and exercisable as of June 30, 2013 are as follows:

	Options outstanding		Options exercisable
Weighted
	average	Weighted		Weighted
	remaining	average		average
Number of	contractual life	exercise	Number of	exercise
Options	(years)	price (R$)	Options	price (R$)

13,192,111	5.25	1.35	-	-

(ii) Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of June 30, 2013, the amount of R$14,849, related to the provision for granting options of Tenda is recognized under the account “Related Parties” of Gafisa.

In the period ended June 30, 2013 and in the year ended December 31, 2012, the Company did not grant options in connection with its stock option plans comprising common shares.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity --Continued

19.2. Stock option plan -- Continued

(iii) AUSA

Changes in the stock options outstanding in the period ended June 30, 2013 and in the year ended December 31, 2012, including the respective weighted average exercise prices, are as follows:

	06/30/2013
	Number of Options	Weighted average exercise price (R$)
Options outstanding at the beginning of the
period	2,667,888	3.92
Options exercised	(1,060,359)	3.86
Options expired	(93,060)	3.98
Options outstanding at the end of the period	1,514,469	3.97

As of June 30, 2013, the stock options outstanding and exercisable are as follows:

	Options outstanding		Options exercisable
Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of Options	Weighted average exercise price (R$)

1,514,469	7.5	3.97	829,439	3.97

AUSA recorded stock option plan expenses amounting to R$11,368, including R$10,931 related to the adjustment to the balance payable totaling R$17,782 (see Note 22.1) in the period ended June 30, 2013.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 19 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Income and social contribution taxes

(i) Current income and social contribution taxes

The reconciliation of the effective tax rate for the periods ended June 30, 2013 and 2012 is as follows:

	Consolidated
	06/30/2013	06/30/2012
		(restated)
Loss before income and social contribution taxes, and statutory
interest and profit of discontinued operation	(30,881)	2,193
Income tax calculated at the applicable rate - 34%	10,499	(746)
Net effect of subsidiaries whose taxable profit is calculated as a
percentage of gross sales	(26,769)	1,374
Tax losses (tax loss carryforwards used)	(1,571)	(1,585)
Equity pick-up	1,235	15,023
Stock option plan	(3,245)	(3,983)
Effect of the profit of discontinued operations	27,460	20,757
Other permanent differences	(15,574)	10,364
Charges on payables to venture partners	(6,505)	(409)
Tax benefits not recognized	1,041	(58,844)
	(13,429)	(18,049)
Effective rate of income and social contribution taxes
Tax expenses - current	(9,165)	(11,836)
Tax income/expenses - deferred	(4,264)	(6,213)

(ii) Deferred income and social contribution taxes

As of June 30, 2013 and December 31, 2012, deferred income and social contribution taxes are from the following sources:

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Assets				(restated)
Provisions for legal claims	43,597	43,645	62,339	70,842
Temporary differences – PIS and COFINS deferred	8,102	7,477	14,534	18,682
Provisions for realization of non-financial assets	2,038	1,888	19,103	15,902
Temporary differences – CPC adjustment	21,261	22,370	30,948	36,668
Other provisions	35,556	42,481	72,569	109,962
Income and social contribution tax loss carryforwards	133,298	119,478	328,097	327,035
Tax credits from downstream acquisition	12,448	11,799	12,448	11,799
Differences between income taxed on cash basis and recorded
on an accrual basis	-	4,132	-	11,656
Tax benefits not recognized	(222,178)	(222,279)	(491,280)	(527,398)
	34,122	30,991	48,758	75,148

Liabilities
Negative goodwill	(91,323)	(91,323)	(91,323)	(96,347)
Temporary differences –CPC adjustment	(2,864)	(3,594)	(2,274)	(3,594)
Differences between income taxed on cash basis
and recorded on an accrual basis	(3,861)	-	(31,862)	(55,582)
	(98,048)	(94,917)	(125,429)	(155,523)

Total net	(63,926)	(63,926)	(76,701)	(80,375)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Income and social contribution taxes --Continued

The Company has income and social contribution tax loss carryforwards for offset limited to 30% of annual taxable profit, which have no expiration, in the following amounts:

			Company
		06/30/2013			12/31/2012
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
Balance of income and social
contribution tax loss carryforwards	392,050	392,050		351,406	351,406	-
Deferred tax asset (25%/9%)	98,013	35,285	133,298	87,852	31,627	119,479
Recognized deferred tax asset	20,145	7,252	27,397	20,145	7,252	27,397
Unrecognized deferred tax asset	77,868	28,033	105,091	67,707	24,375	92,082

			Consolidated
		06/30/2013			12/31/2012
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
					(restated)
Balance of income and social
contribution tax loss carryforwards	964,991	964,991		961,866	961,866	-
Deferred tax asset (25%/9%)	241,248	86,849	328,097	240,467	86,568	327,035
Recognized deferred tax asset	20,145	7,252	27,397	22,647	8,153	30,800
Unrecognized deferred tax asset	221,103	79,597	300,700	217,820	78,415	296,325

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 20 to the financial statements as of December 31, 2012.

21. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i) Risk considerations

a) Credit risk

There was no change in relation to the credit risks disclosed in Note 21(i)(a) to the financial statements as of December 31, 2012.

b) Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate the risk of its exposure to index and interest volatility recognized at their fair value in profit (loss) for the period. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments for purposes other than hedging.

As of June 30, 2013, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity from September 2013 to June 2017. The derivative contracts are as follows:

Consolidated

		Reais	Percentage		Validity		Gain (loss) not realized
							by derivative instruments
							- net
Companies	Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	06/30/2013	12/31/2012
								(restated)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.7901%	CDI 0.31%	09/28/2012	03/28/2013	-	2,198
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.0559%	CDI 0.31%	03/28/2013	09/30/2013	1,644	1,938
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	09/30/2013	03/28/2014	802	1,641
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	03/28/2014	09/30/2014	574	1,123
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	09/30/2014	03/30/2015	357	923
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	03/30/2015	09/30/2015	(171)	332
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	09/30/2015	03/31/2016	(60)	414
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	03/31/2016	09/30/2016	(90)	94
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	09/30/2016	30/03/2017	186	436
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.8779%	CDI 0.2801%	12/20/2012	06/20/2013	-	2,722
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.1440%	CDI 0.2801%	06/20/2013	12/20/2013	1,550	2,366
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	06/20/2014	1,108	2,096
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	06/20/2014	12/22/2014	166	865
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	06/22/2015	150	907
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	06/22/2015	12/21/2015	(137)	492
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	06/20/2016	137	584
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	06/20/2016	12/20/2016	(121)	170
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	06/20/2017	140	366
Gafisa S/A	Banco HSBC	100,000	123% CDI	Fixed 10.89%	10/31/2012	05/02/2016	1,896	-
Operations for sale							(3,242)	-
							4,889	19,667

						Current	3,133	9,224
						Non-current	1,756	10,443

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i) Risk considerations --Continued

During the period ended June 30, 2013, the amount of R$2,894 (R$5,186 in 2012) in the Company’s statements and R$8,306 (R$10,035 in 2012) in the consolidated statements, which refers to net result of the interest swap transaction, was recognized in the “financial income” line in the statement of income for the period, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 25).

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of transactions.

c) Interest rate risk

There was no change in relation to the interest rate risks disclosed in Note 21(i)(c) to the financial statements as of December 31, 2012.

d) Liquidity risk

There was no change in relation to the liquidity risks disclosed in Note 21(i)(d) to the financial statements as of December 31, 2012.

The maturities of the financial instruments such as loans, financing, suppliers, payables to venture partners and debentures are as follows:

			Company
	Less than	1 to 3	4 to 5	More than
Period ended June 30, 2013	1 year	years	years	5 years	Total
Loans and financing (Note 12)	314,521	813,887	120,875	-	1,249,283
Debentures (Note 13)	201,703	542,772	282,915	-	1,027,390
Payables to venture partners (Note 15)	110,495	12,162	2,281	-	124,938
Suppliers	60,711	-	-	-	60,711
	687,430	1,368,821	406,071	-	2,462,322

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i) Risk considerations --Continued

d) Liquidity risk --Continued

			Company
	Less than	1 to 3	4 to 5	More than
Year ended December 31, 2012	1 year	years	years	5 years	Total
Loans and financing (Note 12)	356,781	697,347	121,626	-	1,175,754
Debentures (Note 13)	184,279	629,358	360,262	-	1,173,899
Payables to venture partners (Nota 15)	110,513	114,822	4,713	-	230,048
Suppliers	44,484	-	-	-	44,484
	696,057	1,441,527	486,601	-	2,624,185

				Consolidated
	Less than	1 to 3	4 to 5	More than	Operations
Period ended June 30, 2013	1 year	years	years	5 years	for sale	Total
Loans and financing (Note 12)	573,111	1,227,972	163,712	651	(232,575)	1,732,871
Debentures (Note 13)	385,757	1,090,997	282,915	-	-	1,759,669
Payables to venture partners (Note 15)	151,615	22,358	4,107	-	(50,241)	127,839
Suppliers	101,194	-	-	-	-	101,194
	1,211,677	2,341,327	450,734	651	(282,816)	3,721,573

			Consolidated
	Less than	1 to 3	4 to 5	More than
Year ended December 31, 2012	1 year	years	years	5 years	Total
					(restated)
Loans and financing (Note 12)	613,973	1,098,920	191,641	-	1,904,534
Debentures (Note 13)	346,360	1,029,281	356,642	3,620	1,735,903
Payables to venture partners (Note 15)	161,373	153,892	8,441	-	323,706
Suppliers	154,763	-	-	-	154,763
	1,276,469	2,282,093	556,724	3,620	4,118,906

Fair value classification

The Company uses the same classification disclosed in Note 21(i)(d) to the financial statements as of December 31, 2012 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented as of June 30, 2013 and December 31, 2012, is as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i) Risk considerations --Continued

d) Liquidity risk --Continued

Fair value classification --Continued

	Company			Consolidated
	Fair value classification
As of June 30, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	27,754	-	-	483,179	-
(-) Operations for sale					(116,873)
Short-term investments (Note 4.2)	-	221,085	-	-	686,513	-
(-) Operations for sale					(62,102)
Derivative financial instruments (Note 21.i.b)	-	4,889	-	-	8,131	-
(-) Operations for sale	-	-	-	-	(3,242)
Accounts receivable (Note 5)	-	1,145,008	-	-	3,232,177	-
(-) Operations for sale					(789,707)

	Company			Consolidated
	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
					(restated)
Financial assets
Cash equivalents (Note 4.1)	-	65,290	-	-	368,503	-
Short-term investments (Note 4.2)	-	307,704	-	-	979,799	-
Derivative financial instruments (Note 21.i.b)	-	10,568	-	-	19,667	-
Accounts receivable (Note 5)	-	1,064,016	-	-	3,313,944	-

In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of June 30, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,244,714	-	-	1,960,650	-
(-) Operations for sale	-	-	-	-	(237,360)	-
Debentures (Note 21.ii.a)	-	1,021,069	-	-	1,752,295	-
Payables to venture partners (Note 21.ii.a)	-	129,756	-	-	181,077	-
(-) Operations for sale	-	-	-	-	(51,321)
Suppliers	-	60,711	-	-	101,194	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments —Continued

(i) Risk considerations --Continued

d) Liquidity risk --Continued

Fair value classification --Continued

	Company			Consolidated
	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
					(restated)
Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,364,107	-	-	1,959,621	-
Debentures (Note 21.ii.a)	-	1,224,468	-	-	1,799,105	-
Payables to venture partners (Note 21.ii.a)	-	236,299	-	-	353,970	-
Suppliers	-	44,484	-	-	154,763	-

In the period ended June 30, 2013 and the year ended December 31, 2012, there were not any transfers between the Levels 1 and 2 fair value valuation, nor transfers between Levels 3 and 2 fair value valuation.

There was no change in relation to the other information disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2012.

(ii) Fair value of financial instruments

a)   Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2012 in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The main consolidated carrying amounts and fair values of financial assets and liabilities at June 30, 2013 and December 31, 2012 are as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments —Continued

(ii) Fair value of financial instruments -- Continued

a) Fair value measurement --Continued

	Company
	06/30/2013		12/31/2012
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	41,648	41,648	95,836	95,836
Short-term investments (Note 4.2)	221,085	221,085	307,704	307,704
Derivative financial instruments (Note 21.i.b)	4,889	4,889	10,568	10,568
Trade accounts receivable (Note 5)	1,145,008	1,145,008	1,064,016	1,064,016

Financial liabilities
Loans and financing (Note 12)	1,249,283	1,244,714	1,175,754	1,364,107
Debentures (Note 13)	1,027,390	1,021,069	1,173,899	1,224,468
Payables to venture partners (Note 15)	124,938	129,756	230,048	236,299
Suppliers	60,711	60,711	44,484	44,484

	Consolidated
	06/30/2013		12/31/2012
	Carrying		Carrying
	amount	Fair value	amount	Fair value
			(restated)
Financial assets
Cash equivalents (Note 4.1)	476,749	476,749	587,956	587,956
Short-term investments (Note 4.2)	624,411	624,411	979,799	979,799
Derivative financial instruments (Note 21(i)(b))	4,889	4,889	19,667	19,667
Trade accounts receivable (Note 5)	2,470,977	2,470,977	3,313,944	3,313,944

Financial liabilities
Loans and financing (Note 12)	1,732,871	1,723,290	1,904,534	1,959,621
Debentures (Note 13)	1,759,669	1,752,295	1,735,903	1,799,105
Payables to venture partners (Note 15)	127,839	129,756	323,706	353,970
Suppliers	101,194	101,194	154,763	154,763

a)    Risk of debt acceleration

There was no change in relation to the risks of debt acceleration disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2012.

b)    Market risk

There was no change in relation to the market risks disclosed in Note 21(ii)(b) to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments —Continued

(iii) Capital stock management

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 21 (iii) to the financial statements as of December 31, 2012.

The Company considers the following in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments:

	Company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
Loans and financing (Note 12)	1,249,283	1,175,754	1,732,871	1,904,534
Debentures (Note 13)	1,027,390	1,173,899	1,759,669	1,735,903
Obligations assumed on assignment of receivables (Note 14)	91,340	132,783	133,696	290,299
Payables to venture partners (Note 15)	124,938	230,048	127,839	323,706
( - ) Cash and cash equivalents and short-term investments (Note 4.1 e 4.2)	(262,733)	(403,540)	(1,101,160)	(1,567,755)
Net debt	2,230,218	2,308,944	2,652,915	2,686,687
Equity	2,449,326	2,544,504	2,618,458	2,694,888
Equity and net debt	4,679,544	4,853,448	5,271,373	5,381,575

(iv) Sensitivity analysis

The chart shows the sensitivity analysis of financial instruments for the period of one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of June 30, 2013 and December 31, 2012, the Company has the following financial instruments:

a) Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI); b) Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR; c) Trade accounts receivable, linked to the National Civil Construction Index (INCC).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivable, the Company considered the CDI rate at 7.72%, the TR at 0.00%, the INCC rate at 8.00%, the General Market Prices Index (IGP-M) at 6.31% and the National Consumer Price Index –Extended (IPCA) at 6.70%.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv) Sensitivity analysis --Continued

The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing
Scenario II: 25% increase in the risk variables used for pricing
Scenario III: 25% decrease in the risk variables used for pricing
Scenario IV: 50% decrease in the risk variables used for pricing

As of June 30, 2013:

		Scenario
		I	II	III	IV
			Increase	Decrease
Instrument	Risk	Increase 50%	25%	25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	29,256	14,628	(14,628)	(29,256)
Loans and financing	Increase/decrease of CDI	(30,135)	(15,067)	15,067	30,135
Debentures	Increase/decrease of CDI	(24,478)	(12,239)	12,239	24,478
Payables to venture partners	Increase/decrease of CDI	(3,687)	(1,844)	1,844	3,687
Derivative financial instruments	Increase/decrease of CDI	(27,971)	(15,460)	12,848	28,922

Net effect of CDI variation		(57,015)	(29,982)	27,370	57,966

Loans and financing	Increase/decrease of TR	-	-	-	-
Debentures	Increase/decrease of TR	-	-	-	-

Net effect of TR variation		-	-	-	-

Debentures	Increase/decrease of IPCA	(453)	(226)	226	453

Net effect of IPCA variation		(453)	(226)	226	453

Accounts receivable	Increase/decrease of INCC	91,544	45,772	(45,772)	(91,544)
Properties for sale	Increase/decrease of INCC	63,038	31,519	(31,519)	(63,038)

Net effect of INCC variation		154,582	77,291	(77,291)	(154,582)

Accounts receivable	Increase/decrease of IGP-M	24,140	12,070	(12,070)	(24,140)
Payables to venture partners	Increase/decrease of IGP-M	(812)	(406)	406	812

Net effect of IGP-M variation		23,328	11,664	(11,664)	(23,328)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv) Sensitivity analysis --Continued

As of December 31, 2012:

			Scenario
		I	II	III	IV
			Increase	Decrease
Instrument	Risk	Increase 50%	25%	25%	Decrease 50%
			(restated)
Short-term investments	Increase/decrease of CDI	34,325	17,163	(17,163)	(34,325)
Loans and financing	Increase/decrease of CDI	(36,373)	(18,186)	18,186	36,373
Debentures	Increase/decrease of CDI	(18,158)	(9,079)	9,079	18,158
Payables to venture partners	Increase/decrease of CDI	(6,700)	(3,350)	3,350	6,700
Derivative financial instruments	Increase/decrease of CDI	(24,394)	(11,607)	16,898	32,823

Net effect of CDI variation		(51,300)	(25,059)	30,350	59,729

Loans and financing	Increase/decrease of TR	-	-	-	-
Debentures	Increase/decrease of TR	-	-	-	-

Net effect of TR variation		-	-	-	-

Debentures	Increase/decrease of IPCA	(370)	(185)	185	370

Net effect of IPCA variation		(370)	(185)	185	370

Accounts receivable	Increase/decrease of INCC	87,466	43,733	(43,733)	(87,466)
Properties for sale	Increase/decrease of INCC	67,826	33,913	(33,913)	(67,826)

Net effect of INCC variation		155,292	77,646	(77,646)	(155,292)

Accounts receivable	Increase/decrease of IGP-M	24,705	12,353	(12,353)	(24,705)
Payables to venture partners	Increase/decrease of IGP-M	(2,181)	(1,090)	1,090	2,181

Net effect of IGP-M variation		22,524	11,263	(11,263)	(22,524)

Embedded derivative

The explanation related to this note was not subject to significant changes in relation to those reported in Note 21 (iv) to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Related parties

22.1. Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	06/30/2013	12/31/2012	06/30/2013	12/31/2012
				(restated)
Assets
Current account:
Total SPEs	40,897	39,726	65,714	82,351
Condominium and consortia and thirty party’s works	67,241	73,559	67,241	73,559
Loan receivable	90,722	80,327	126,766	115,089
Dividends receivable	43,209	43,209	-	-
Operations for sale	-	-	(26,147)	-
	242,069	236,821	233,574	270,999

Current	151,347	156,494	106,808	155,910
Non-current	90,722	80,327	126,766	115,089

Liabilities
Payables of AUSA stock option
plan	-	-	(17,782)	-
Current account:
Condominium and consortia		-		-
Purchase/sale of interests	(38,352)	(36,172)	(38,352)	(36,172)
Total SPEs and Tenda	(565,002)	(437,042)	(45,667)	(93,082)
Operations for sale	-	-	56,436	-
	(603,353)	(473,214)	(45,365)	(129,254)

Current portion	(603,353)	(473,214)	(45,365)	(129,254)

The composition, nature and condition of loan receivable by the Company is shown below:

	Company
	06/30/2013	12/31/2012	Nature	Interest rate

Laguna Di Mare - Tembok Planej. E Desenv. Im. Ltda.	5,125	7,108	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	16,519	15,330	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,747	2,605	Construction	3% p.a. + CDI
Gafisa SPE 46 Emp. Imobiliários Ltda.	953	884	Construction	12% p.a. + IGPM
Gafisa SPE 73 Emp. Imobiliários Ltda.	5,382	4,992	Construction	12% p.a. + IGPM
Gafisa SPE 76 Emp. Imobiliários Ltda.	14	13	Construction	4% p.a. + CDI
Gafisa SPE 71 Emp. Imobiliários Ltda.	3,622	3,435	Construction	3% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	371	344	Construction	12% p.a. + IGPM
Manhattan Residencial I	53,897	44,708	Construction	10% p.a. + TR
Manhattan Comercial I	14	14	Construction	10% p.a. + TR
Manhattan Residencial II	130	124	Construction	10% p.a. + TR
Manhattan Comercial II	62	59	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	1,900	711	Construction	12% p.a. + IGPM
Total Company	90,722	80,327

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Related parties --Continued

22.1. Balances with related parties --Continued

	Consolidated
	06/30/2013	12/31/2012	Nature	Interest rate
		(restated)
Laguna Di Mare - Tembok Planej. E Desenv. Im. Ltda.	5,125	7,108	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	16,519	15,330	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,747	2,605	Construction	3% p.a. + CDI
Gafisa SPE 46 Emp. Imobiliários Ltda.	953	884	Construction	12% p.a. + IGPM
Gafisa SPE 73 Emp. Imobiliários Ltda.	5,382	4,992	Construction	12% p.a. + IGPM
Gafisa SPE 76 Emp. Imobiliários Ltda.	14	13	Construction	4% p.a. + CDI
Gafisa SPE 71 Emp. Imobiliários Ltda.	3,622	3,435	Construction	3% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	371	344	Construction	12% p.a. + IGPM
Manhattan Residencial I	53,897	44,708	Construction	10% p.a. + TR
Manhattan Comercial I	14	14	Construction	10% p.a. + TR
Manhattan Residencial II	130	124	Construction	10% p.a. + TR
Manhattan Comercial II	62	59	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	1,900	711	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	17,535	17,191	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	6,706	6,354	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	4,003	3,977	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,379	3,224	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	3,670	3,264	Construction	12% p.a. + IGPM
Other	815	815	Construction	Several
Total consolidated	126,830	115,152

In the period ended June 30, 2012, the recognized financial income from interest on loans amounted to R$4,028 (R$2,624 in 2012) in the Company’s statement, and R$4,885 (R$3,326 in 2012) in the consolidated statement (Note 25).

Information regarding stock option plan transactions and management compensation are described in Notes 19.2 and 26, respectively.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 22 to the financial statements as of December 31, 2012.

22.2. Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provides guarantees for its partners in the amount of R$1,804,309, as of June 30, 2013 (R$1,991,658 as of December 31, 2012 (restated)).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23. Net operating revenue

	Company		Consolidated
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
				(restated)
Gross operating revenue
Real estate development, sale and barter transactions	656,761	714,897	1,586,694	1,768,249
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	9	-	80,907	140,720
Taxes on sale of real estate and services	(57,003)	(62,101)	(124,415)	(137,316)
(-) Operations for sale	-	-	(394,772)	(277,770)
Net operating revenue	599,767	652,796	1,148,414	1,493,883

24. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Cost of real estate development and sale:				(restated)
Construction cost	(250,936)	(290,221)	(728,973)	(803,899)
Land cost	(109,907)	(149,890)	(157,144)	(256,941)
Development cost	(21,710)	(17,196)	(76,895)	(58,641)
Capitalized financial charges (Note 12)	(40,537)	(40,757)	(72,314)	(79,684)
Maintenance / warranty	(5,622)	(10,676)	(15,161)	(16,876)
Provision for cancelled contracts (Note 5)	-	-	(77,951)	(122,005)
(-) Costs of operations for sale	-	-	201,967	124,349
	(428,712)	(508,740)	(926,471)	(1,213,697)

Commercial expenses:
Product marketing expenses	(26,754)	(21,937)	(64,020)	(57,024)
Brokerage and sale commission	(25,657)	(21,037)	(61,394)	(54,685)
Corporate marketing expenses	(3,725)	(3,055)	(8,914)	(7,940)
Customer Relationship Management expenses	(3,387)	(2,777)	(8,104)	(7,219)
Other	(2,032)	(1,667)	(4,861)	(4,331)
(-)Operations for sale	-	-	31,666	26,340
	(61,555)	(50,473)	(115,627)	(104,859)

General and administrative expenses:
Salaries and payroll charges	(25,847)	(21,399)	(67,895)	(65,117)
Employee benefits	(1,928)	(1,282)	(5,425)	(4,767)
Travel and utilities	(1,632)	(1,320)	(4,873)	(5,268)
Services	(7,089)	(10,913)	(20,401)	(17,921)
Rents and condominium fees	(3,196)	(2,548)	(6,757)	(6,860)
IT	(2,242)	(3,387)	(6,974)	(7,541)
Organizational development	(461)	-	(1,510)	(810)
Stock option plan (Note 19.2)	(9,480)	(11,423)	(20,913)	(19,783)
Reserve for profit sharing (Note 26.iii)	(9,799)	(12,800)	(24,868)	(29,215)
Other	1,195	(987)	(4,624)	(14,500)
(-)Operations for sale	-	-	61,636	52,051
	(60,479)	(66,059)	(102,604)	(119,731)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(15,476)	(14,933)	(16,474)	(32,716)
Equity pick-up in unincorporated venture (“SCP”)	(3,985)	(1,044)	-	-
Other	(483)	7,033	2,351	(1,304)
(-) Operations for sale	-	-	(1,608)	-
	(19,944)	(8,944)	(15,731)	(34,020)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Financial income

	Company		Consolidated
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Financial income				(restated)
Income from financial investments	10,592	5,446	34,265	24,905
Financial income on loans (Note 22)	4,028	2,624	4,885	3,326
Interest income	441	549	1,605	1,807
Other financial income	143	493	2,985	4,382
(-) Financial income from operations for sale	-	-	(8,052)	(5,802)
	15,204	9,112	35,688	28,618
Financial expenses
Interest on funding, net of capitalization (Note 12)	(72,369)	(82,513)	(89,951)	(91,458)
Amortization of debenture cost	(1,389)	(1,723)	(1,723)	(1,841)
Payables to venture partners	-	-	(12,231)	(16,390)
Banking expenses	(5,454)	(1,590)	(7,797)	(2,744)
Derivative transactions (Note 21 (i) (b))	(2,894)	5,186	(8,306)	10,035
Discount in securitization transaction	(3,984)	(11,413)	(3,595)	(17,382)
Offered discount and other financial expenses	(6,764)	(9,968)	(17,594)	(23,428)
(-) Financial expenses from operations for sale	-	-	22,682	18,136
	(92,854)	(102,021)	(118,515)	(125,072)

26. Transactions with management and employees

(i) Management compensation

The amounts recorded in the account “general and administrative expenses” for the period ended June 30, 2013 and 2012, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Period ended June 30, 2013	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	8	3
Annual fixed compensation (in R$)	946	2,515	76
Salary / Fees	926	2,340	76
Direct and indirect benefits	20	175	-
Monthly compensation (in R$)	158	419	13
Total compensation	946	2,515	76
Profit sharing	-	4,875	-

	Management compensation
Period ended June 30, 2012	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	7,33	3
Annual fixed compensation (in R$)	846	2,282	69
Salary / Fees	846	2,150	69
Direct and indirect benefits	-	132	-
Monthly compensation (in R$)	141	380	12
Total compensation	846	2,282	69
Profit sharing	-	4,900	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

26. Transactions with management and employees --Continued

The maximum aggregate compensation of the Company’s management and Fiscal Council for the year 2013, was established at R$18,586, as approved at the Annual Shareholders’ Meeting held on April 19, 2013.

(ii) Sales

In the period ended June 30, 2013, the total sales of units sold in 2013 to the Management is R$5,103 (zero in the period ended June 30, 2012 (restated)) and the total receivables is R$8,092 (R$5,471 as of December 31, 2012).

(iii) Profit sharing

As of June 30, 2013, the Company recorded an expense for profit sharing amounting to R$9,799 in the Company’s statement (R$12,800 in 2012) and R$24,868 in the consolidated statement (R$29,215 in 2012) under the heading “General and Administrative Expenses” (Note 24), which are broken down as follows.

Consolidated	06/30/2013	06/30/2012

Executive management	4,875	4,900
Other collaborators	19,993	24,315
	24,868	29,215

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. After the end of the year, an assessment of the achievement of these targets will be carried out, as well as of the collaborators, the payment being made in April 2014.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 26 to the financial statements as of December 31, 2012.

27. Insurance

For the period ended June 30, 2013, insurance contracts were not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28. Loss per share

The following table shows the calculation of basic and diluted loss per share. In view of the losses for the periods, shares with dilutive potential are not considered, because the impact would be antidilutive.

	06/30/2013	06/30/2012
Basic and diluted numerator
Undistributed loss	(69,617)	(30,468)
Undistributed loss, available for the holders of common shares	(69,617)	(30,468)

Basic and diluted denominator (in thousands of shares) Weighted average number of shares	429,270	432,158

Basic and diluted loss per share in Reais	(0.1622)	(0.0705)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 28 to the financial statements as of December 31, 2012.

29. Segment information

The quarterly information of the business segments of the Company is as follows:

				(-) Operations for sale	Consolidated
	Gafisa S.A. (i)	Tenda	AUSA		06/30/2013
Net operating revenue	741,645	406,769	394,772	(394,772)	1,148,414
Operating costs	(529,813)	(396,658)	(201,967)	201,967	(926,471)

Gross profit	211,832	10,111	192,805	(192,805)	221,943

Selling expenses	(73,879)	(41,748)	(31,666)	31,666	(115,627)
General and administrative expenses	(60,478)	(42,126)	(61,636)	61,636	(102,604)
Depreciation and amortization	(15,044)	(5,387)	(1,622)	1,622	(20,431)
Financial expenses	(105,125)	(13,390)	(22,682)	22,682	(118,515)
Financial income	17,466	18,222	8,052	(8,052)	35,688
Tax expenses	(6,376)	(7,053)	(7,344)	7,344	(13,429)

Net income (loss) for the period	(55,179)	(69,865)	55,427	-	(69,617)

Customers (short and long term)	1,648,121	822,856	789,707	(789,707)	2,470,977
Inventories (short and long term)	1,298,608	728,115	322,721	(322,721)	2,026,723
Other assets	885,351	1,700,908	296,357	1,112,428	3,995,044

Total assets	3,832,080	3,251,879	1,408,785	-	8,492,744

Total liabilities	3,611,487	1,478,405	784,394	-	5,874,286

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Segment information --Continued

				(-) Operations for sale	Consolidated
	Gafisa S.A. (i)	Tenda	AUSA		06/30/2012
					(restated)
Net operating revenue	926,644	567,239	277,770	(277,770)	1,493,883
Operating cost	(719,652)	(494,045)	(124,349)	124,349	(1,213,697)

Gross profit (loss)	206,992	73,194	153,421	(153,421)	280,186

Selling expenses	(61,854)	(43,005)	(26,340)	26,340	(104,859)
General and administrative expenses	(66,059)	(53,672)	(52,051)	52,051	(119,731)
Depreciation and amortization	(22,016)	(6,149)	(1,069)	1,069	(28,165)
Financial expenses	(109,541)	(15,531)	(18,136)	18,136	(125,072)
Financial income	11,300	17,318	5,802	(5,802)	28,618
Tax expenses	(11,392)	(6,657)	(4,814)	4,814	(18,049)

Net income (loss) for the period	(34,633)	(43,142)	47,307	-	(30,468)

	Gafisa S.A. (i)	Tenda	AUSA		12/31/2012
					(restated)
Customers (short and long term)	1,626,767	1,005,261	681,916		3,313,944
Inventories (short and long term)	936,631	966,376	272,697		2,175,704
Other assets	1,464,033	1,333,533	427,448		3,225,014

Total assets	4,027,431	3,305,170	1,382,061		8,714,662

Total liabilities	3,765,144	1,424,551	830,079		6,019,774

(i) Includes all direct subsidiaries, except Tenda and Alphaville Urbanismo S.A.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 29 to the financial statements as of December 31, 2012.

30. Real estate ventures under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on ventures under construction, continued operations, as of June 30, 2013:

30.1	The contracted sales revenue deducted from the appropriated sales revenue is the unappropriated sales revenue (net revenue calculated by the continuous transfer approach, according to OCPC 04).
The unappropriated sales revenue of ventures under construction plus the accounts receivable of completed ventures plus the advance from clients less cumulative receipts, comprise the receivables from developments, as follows:
Ventures under construction:
Contracted sales revenue (*)	5,474,435
Appropriated sales revenue (A) (**)	(3,338,355)
Unappropriated sales revenue (B) (*)	2,136,380

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments —

Continued

Completed ventures (C)	1,064,793
Cumulative receipts (D) (**)	(1,825,163)
Advances from clients
Appropriated revenue surplus (Note 18) (E)	69,940
Total accounts receivable from developments (Note 5)
(-A+C+D+E)	2,647,923

(*)Information other than accounting considered in the scope of independent auditors only to support the review related to the reasonableness of the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of income for the period.

The information on unappropriated sales revenue and contracted sales revenue do not include ventures that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development and therefore is not appropriated to profit or loss.

The real estate development revenue from units sold and under construction of real estate development is appropriated to statement of income over the construction period of ventures, in compliance with the requirements of item 14 of CPC 30 – Revenue.

30.2	As of June 30, 2013, the total cost incurred and to be incurred in connection with units sold or in inventory, estimated until the completion of ventures under construction, is as follows:

	Ventures under construction:
	Incurred cost of units in inventory (Note 6)	686,431
	Estimated cost to be incurred with units in inventory (*)	1,023,800
	Total estimated cost incurred and to be incurred with units in inventory (a)(F)	1,710,231
	Estimated cost of units sold (*) (G)	3,937,759
	Incurred cost of units sold (H) (**)	(2,495,525)
	Unappropriated estimated cost of units sold (*) (I)	1,442,234
	Total cost incurred and to be incurred (F+G)	5,647,990

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments --

Continued

(a) The amount of R$530,050 refers to units of cancelled developments which contracts are not yet cancelled with the respective customers.

(*)Information other than accounting considered in the scope of independent auditors only to support the review related to the reasonableness of the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of income for the period.

30.3	As of June 30, 2013, the estimated income to be earned until the completion of ventures under construction in connection with units sold is as follows:

	Unappropriated sales revenue (B)	2,136,380
	Unappropriated barter for land	81,419
		2,217,799

	Unappropriated cost of units sold (I)	(1,442,234)
	Estimated profit	775,565

Information other than accounting considered in the scope of independent auditors only to support the review related to the reasonableness of the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

The estimated profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be incurred as at the extent they are realized.

30.4	As of June 30, 2013, the retained profit of ventures under construction in connection with units sold is as follows:

	Appropriated sales revenue (A) (**)	3,338,355
	Appropriated barter for land (**)	69,939
		3,408,294
	Incurred cost of units sold (H) (**)	(2,495,525)
	Profit (**)	912,769

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of income for the quarter.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitment --

Continued

The above profit is gross of taxes and present value adjustment (AVP).

30.5	The Company shows below a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of June 30, 2013.

		06/30/2013	12/31/2012
			(restated)
	Total assets included in the structures of equity
	segregation of the purchase (*)	8,485,118	8,705,392
	Total consolidated assets	8,492,744	8,714,662
	Percentage	99.91%	99.89%

(*)Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the follow-up of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

31. Communication with regulatory bodies

On July 11, 2013, the Company received CVM/SEP/GEA-5 Letter No. 240/2013, which requested information on the criteria for measuring and recognizing revenues. The Company is gathering such information and will send to CVM before the deadline.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 31 to the financial statements as of December 31, 2012.

32. Subsequent events

a) Acquisition of the remaining stake of 20% in AUSA

On July 3, 2013, the Company disclosed a material fact informing that the acquisition of the remaining shares of AUSA, corresponding to 20% of its capital stock, was completed through the acquisition by Tenda of the totality of shares of EVP Participações S.A., a holding company which had as shareholders Renato de Albuquerque and Nuno Luís de Carvalho Lopes Alves, and holds such remaining shares.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Comments on Company’s Business projections

OUTLOOK

First-half 2013 launches totaled R$769 million, a 24% decrease compared to the 1H12. The first-half result represents 26% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is broadly in keeping with the proportion of full-year launches historically occurring in the first half. Gafisa is expected to represent 42% of 2013 launches, Alphaville 46% and Tenda the remaining 12%.

Table 64. Launch Guidance – 2013 Estimates
	Guidance (2013E)	Actual numbers 1H13A	1H13A as % of the
			Guidance for 2013E
Consolidated Launches	R$2.7 – R$3.3 bi	769	26%
Breakdown by Brand
Launches Gafisa	R$1.15 – R$1.35 bi	299	24%
Launches Alphaville	R$1.3 – R$1.5 bi	323	23%
Launches Tenda	R$250 – R$450 mn	147	42%

Table 65. Guidance Leverage (2013E)
	Guidance (2013)	Actual numbers 1H13A	1H13A as %
			Guidance for 2013E
Consolidated	Stable 95%	96%	1%

The Company expects an adjusted EBITDA margin in the range of 12% - 14% in 2013, as margins continue to be impacted by (1) the resolution of Tenda legacy projects, including the delivery of around 7,000 units in 2013, and (2) the delivery of lower margin projects launched by Gafisa in non-core markets, expected to be substantially concluded in 2013.

Tabela 66. Guidance Adjusted EBITDA Margin (2013E)
	Guidance (2013)	Actual numbers 1H13A	1H13A as % of the
			Guidance for 2013E
Consolidated Gafisa Group	12% - 14%	13.2%	+0.2%
EBITDA by Brand
EBITDA Gafisa		13.8%
EBITDA Alphaville		20.5%
EBITDA Tenda		-7.7%

We adjust our EBITDA for expenses associated with stock option plans, as this is a non-cash expense. Net Revenues include 6% of sales from land bank that did not generate margins.

The Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% will be delivered by Gafisa, 46% by Tenda and the remaining 27% by Alphaville. Going forward, the Company expects to achieve full-year delivery guidance in line with an anticipated increase in deliveries in the coming quarters.

Table 67. Other Relevant Operational Indicators – Delivery Estimates 2013E
	Guidance (2013E)	Actual numbers 1H13A	1H13A as % of the
			Guidance for 2013E
Consolidated Amounts	13,500 – 17,500	4.673	30%
Delivery by Brand
# Gafisa Delivery	3,500 – 5,000	1.728	41%
# Alphaville Delivery	3,500 – 5,000	419	10%
# Tenda Delivery	6,500 – 7,500	2.526	36%

In due course, we will indicate new guidances to reflect the impact of the new accounting standards

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

1. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	6/30/2013
	Common shares
Shareholder	Shares	%

Treasury shares	599,486	0.14
Treasury shares – repurchase program	10,000,000	2.30
Polo	30,472,246	7.00
FUNCEF – Fundação dos Economiários Federais	23,835,800	5.48
Goldman Sachs	22,782,693	5.24
Outstanding shares	347,409,310	79.84

Total shares	435,099,535	100.00%

On June 30, 2012, there is no shareholder holding more than 5% of the voting capital.

	6/30/2012
	Common shares
Shareholder	Shares	%

Treasury shares	599,486	0.14
Outstanding shares	432,272,299	99.86
Total shares	432,872,285	100.00%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

2. SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	6/30/2013
	Common shares
	Shares	%

Shareholders holding effective control of the Company	77,090,739	17.72
Board of Directors	403,013	0.09
Executive directors	1,932,556	0.44
Fiscal council	-	-
Executive control, board members, officers and fiscal council	79,426,608	18.25

Treasury shares	599,486	0.14
Treasury shares – repurchase program	10,000,000	2.30
Outstanding shares in the market (*)	345,073,441	79.31

Total shares	435.099.535	100.00%

	6/30/2012
	Common shares
	Shares	%

Shareholders holding effective control of the Company
Board of Directors	357,095	0.08
Executive directors	1,094,226	0.25
Fiscal council	-	-
Executive control, board members, officers and fiscal council	1,452,021	0.33

Treasury shares	599,486	0.14
Outstanding shares in the market (*)	430,820,778	99.53

Total shares	432,872,285	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)	Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2013; and

ii)	Management has reviewed and agreed with the interim information for the period ended June 30, 2013.

Sao Paulo, August 9th, 2013

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information June 30, 2013
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and Statements \
Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)	Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2013; and

ii)	Management has reviewed and agreed with the interim information for the period ended June 30, 2013.

Sao Paulo, August 9th, 2013

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 26, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer